Form 10-K405, Exhibit 13
period 1997-12-31
IDEXX LABORATORIES INC /DE
filed 1998-03-27
CIK 874716

                                                                      Exhibit 13


                             SELECTED FINANCIAL DATA

    The following table sets forth selected consolidated financial data of the Company for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997. The selected consolidated financial data presented below for the five-year period ended December 31, 1997 have been derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. These financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing elsewhere in this Form 10-K.


                                                           YEARS ENDED DECEMBER 31,
                                            ------------------------------------------------------------
                                               1993        1994        1995         1996         1997
                                            ---------   ---------- -----------   ----------  ----------
                                                    (in thousands, except per share data)
  STATEMENT OF OPERATIONS DATA:
  Revenue.............................   $93,062       $126,363       $188,602        $267,677        $262,970
  Cost of revenue.....................    37,981         53,224         80,860         113,270         134,231
                                         -------       --------       --------        ---------       --------
  Gross Profit........................    55,081         73,139        107,742         154,407         128,739
  Expenses:
       Sales and marketing............    22,751         29,078         47,490          66,950          73,213
       General and administrative.....    10,799         13,112         17,092          28,271          42,899
       Research and development.......     6,891          8,244         10,192          12,195          17,057
       Non-recurring operating charge.        --             --             --              --          34,500
       Acquisition costs..............       725             --             --              --              --
                                          ------        -------        -------        --------         -------
  Income (loss) from operations.......    13,915         22,705         32,968          46,991         (38,930)
  Interest income, net................     1,127          1,588          4,068           8,332           6,670
  Arbitration charge..................        --          1,459             --              --              --
                                          ------        -------        -------        --------         -------
  Net income (loss) before provision
  for (benefit of) income taxes.......    15,042         22,834         37,036          55,323         (32,260)

  Provision for (benefit of) income
  taxes...............................     5,388          9,498         15,542          22,682         (11,140)
                                         -------       --------        -------        --------        --------
  Net income (loss)...................   $ 9,654       $ 13,336       $ 21,494        $ 32,641        $(21,120)
                                         =======       ========       ========        ========        ========
  Net income (loss) per share:
   Basic..............................   $  0.31       $   0.42       $   0.65        $   0.88        $  (0.56)
  Net income (loss)  per share:
   Diluted............................      0.29           0.40           0.61            0.83           (0.56)
  Weighted average shares outstanding:
   Basic                                  30,696         31,383         32,946          37,082          37,974
  Weighted average shares outstanding:
   Diluted............................    33,118         33,525         35,362          39,519          37,974



                                                        YEARS ENDED DECEMBER 31,
                                        -------------------------------------------------------------
                                           1993         1994        1995         1996         1997
                                        ---------  ------------  ------------  -----------  ---------
                                                                (in thousands)
            BALANCE SHEET DATA:
            Working capital........    $62,483        $  76,575   $ 228,565    $ 250,590    $ 199,902
            Total assets...........     97,967          121,741     312,540      373,852      377,048
            Total debt.............         --               --       1,687        3,000        4,087
            Stockholders' equity ..     83,631           99,786     279,125      322,725      302,733

                                        1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-  RESULTS OF OPERATIONS

1997 Compared to 1996

     Revenue for 1997 decreased 2% to $263.0 million, from $267.7 million in 1996. The decrease in revenue in 1997 compared to 1996 is primarily attributable to decreased sales of veterinary instruments, feline test products and canine test products. Veterinary instrument sales decreased 42%. The decrease principally related to sales of fewer units and, to a lesser degree, lower average unit prices for those instruments. The Company expects that instrument sales will continue to decline as the Company's market penetration increases. The lower feline and canine product sales were principally due to a program designed to reduce U.S. distributor inventories of these products. Sales of these products decreased 34% and 27%, respectively. These decreases were offset in part by increased sales of veterinary laboratory services, resulting from the inclusion of a full year of revenues from the four veterinary laboratories acquired in 1996, the inclusion of revenue from the veterinary practice management software companies acquired in the first and third quarters of 1997, and increased sales of food and environmental testing products, principally attributable to the acquisitions of Acumedia Manufacturers, Inc. in January 1997, and Idetek, Inc. in August 1996.

     International revenue decreased 8% to $83.9 million, or 32% of total Company revenue, in 1997, compared to $91.5 million, or 34% of total Company revenue, in 1996. Revenue decreased 14% in Europe and 10% in the Pacific Rim region (Japan, Taiwan and Australia), while revenue increased 29% in Canada and South America. Revenues transacted in local currencies decreased 8% in Europe and 3% in the Pacific Rim region, while revenue transacted in local currencies in Canada and South America increased 30%. The non-currency decrease in sales in Europe and the Pacific Rim principally relates to fewer unit sales of veterinary instruments and, to a lesser extent, feline test products. Revenue increases in Canada and South America are primarily attributable to increased sales of food and environmental products.

     Gross profit as a percentage of revenue was 49% for 1997 compared to 58% for 1996. The decrease in gross margin is due to less efficient manufacturing operations caused by lower production volumes; declining average sale prices of veterinary instruments; a $2.9 million provision for inventory in conjuction with the non-recurring charge discussed below; the revenue mix impact of lower sales of higher margin veterinary test products, offset by higher sales of lower margin veterinary laboratory services and practice management software products and services; an increase in fixed costs associated with expansion of the veterinary laboratory business; additional costs associated with the Company's new distribution center; and certain fixed veterinary service and repair costs spread over lower veterinary sales volumes.

     Sales and marketing expenses were 28% and 25% of revenue in 1997 and 1996, respectively. The increase as a percentage of revenue and the dollar increase of $6.3 million were principally attributable to domestic sales and marketing costs remaining constant while revenue from veterinary test products and veterinary instruments declined and to additional sales and marketing expenses associated with the veterinary laboratory businesses acquired in 1996 and veterinary practice management software businesses acquired in 1997, offset in part by reductions in European sales and marketing expenses resulting from workforce reductions.

     Research and development expenses were 6% and 5% of revenue in 1997 and 1996, respectively. The increase as a percentage of revenue and the dollar increase of $4.9 million reflected additional resources and related overhead to support product development and the addition of veterinary practice management software development expenses associated with the acquisitions of the veterinary practice management software businesses discussed above.

     General and administrative expenses were 16% and 11% of revenue in 1997 and 1996, respectively. The increase as a percentage of revenue and the dollar increase of $14.6 million were principally attributable to additional general and administrative expense associated with acquired businesses, principally veterinary laboratory businesses and veterinary practice management software businesses; additional expenses associated with geographic expansion; additional amortization of goodwill and other intangibles associated with business acquisitions; currency losses; and an additional provision for bad debts. These increases were offset in part by a reduction in management bonuses.

     On September 29, 1997 the Company announced that it would incur a non-recurring operating charge of $28.0 million and on February 2, 1998 the Company announced that it would increase the amount of the charge to $34.5 million. The non-recurring operating charge includes the write-downs and write-offs of certain assets and the accrual of costs related to a significant workforce reduction. The charge includes approximately $13.2 million to write off in-process research and development costs associated with the acquisition of Professionals' Software, Inc. and the Advanced Veterinary Systems business in 1997; approximately $8.0 million to settle a patent infringement lawsuit brought by Barnes-Jewish Hospital, including associated legal costs; approximately $9.0 million in severance benefits and related costs associated with workforce reductions in veterinary practice management software businesses, veterinary laboratory businesses and certain other domestic and international operations, and other facility closures; approximately $2.7 million to provide for idle capacity and lease terminations resulting from consolidation of veterinary practice management software operations and the closing of the Company's Sunnyvale, California research and development facility; and approximately $1.6 million to write off assets associated with technology no longer pursued by the Company.

     Net interest income was $6.7 million in 1997 compared to $8.3 million in 1996. The decrease in interest income was due to lower cash and investment balances during 1997 compared to 1996, due to cash invested in business acquisitions and in additional fixed assets.

     The Company's effective tax rate was 35% in 1997 compared to 41% in 1996. The change in the effective rate was primarily attributable to the write-off of non-deductible intangible assets discussed in the non-recurring operating charge.

1996 Compared to 1995

     Revenue for 1996 increased 42% to $267.7 million from $188.6 million in 1995. The increase in revenue was principally attributable to increased sales of consumables used in the Company's veterinary instruments, veterinary laboratory services resulting from acquisitions of veterinary reference laboratories, canine test products, and a quantitative thyroid instrument introduced in the first quarter of 1996. Price increases in the veterinary clinical products also contributed to the increase in revenue.

     International revenue increased 41% to $91.5 million in 1996 compared to $65.0 million in 1995. Increased revenue in Europe, which included revenue of Grange Laboratories Ltd. and Ubitech Aktiebolag acquired during 1996, accounted for 44% of the increase in international revenue and increased revenue in Japan accounted for 33% of the increase in international revenue for 1996 compared to 1995. The remaining increase was primarily attributable to increased revenues in Canada, Asia and Australia. Revenue of the Company's European subsidiaries, transacted in local currencies, increased 28% in 1996 compared to 1995. In U.S. dollars, the European revenue increase was 24% to $59.9 million in 1996 compared to $48.2 million for 1995.

     Gross profit as a percentage of revenue was 58% for 1996 compared to 57% for 1995. Operating and purchasing efficiencies and higher selling prices of certain veterinary clinical chemistry products exceeded the unfavorable impact of product mix, which resulted principally from lower margins generated by the acquisitions of veterinary reference laboratories in 1996.

     Sales and marketing expenses were 25% of revenue in 1996 and 1995. The dollar increase of $19.5 million was principally attributable to additional personnel in sales functions worldwide.

     Research and development expenses were 5% of revenue in 1996 and 1995. The dollar increase of $2.0 million reflected additional resources and related overhead to support product development.

     General and administrative expenses were 11% and 9% of revenue in 1996 and 1995, respectively. The increase as a percentage of revenue and the dollar increase of $11.2 million were principally attributable to additional operating expenses and acquisition costs associated with acquisitions and higher legal expenses in 1996.

     Net interest income was $8.3 million in 1996 compared to $4.1 million in 1995. The increase in interest income was due to higher invested cash balances outstanding during 1996 versus 1995, due in large part to a public stock offering completed in September 1995 that generated approximately $153.0 million in net proceeds.

     The Company's effective tax rate was 41% in 1996 compared to 42% in 1995. The decrease in the effective tax rate was principally attributable to income generated in states with lower income tax rates.

- LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1997, the Company had $142.5 million of cash, cash equivalents, and short-term investments and $199.9 million of working capital.

     The Company's total capital budget for 1998 is approximately $20.0 million. Under the terms of certain supply agreements with suppliers of the Company's hematology instruments and consumables, slides for its VetTest instruments and certain raw materials, the Company has aggregate commitments to purchase approximately $31.8 million of products in 1998.

     The Company believes that current cash and short-term investments, which include net proceeds from the offering of the Company's Common Stock in 1995, and funds generated from operations, will be sufficient to fund the Company's operations for the foreseeable future.

-  FUTURE OPERATING RESULTS

     The future operating results of the Company are subject to a number of factors, including without limitation the following:

     The Company's business has grown significantly over the past several years as a result of both internal growth and acquisitions of products and businesses. The Company has consummated a number of acquisitions since 1992, including six acquisitions in 1996 and five acquisitions in 1997, and plans to make additional acquisitions. Identifying and pursuing acquisition opportunities, integrating acquired products and businesses, and managing growth require a significant amount of management time and skill. There can be no assurance that the Company will be effective in identifying and effecting attractive acquisitions, assimilating acquisitions or managing future growth.

     The Company has experienced and may experience in the future significant fluctuations in its quarterly operating results. Factors such as the introduction and market acceptance of new products and services, the mix of products and services sold and the mix of domestic versus international revenue could contribute to this quarterly variability. The Company operates with relatively little backlog and has few long-term customer contracts and substantially all of its product and service revenue in each quarter results from orders received in that quarter, which makes the Company's financial performance more susceptible to an unexpected downturn in business and more unpredictable. In addition, the Company's expense levels are based in part on expectations of future revenue levels, and a shortfall in expected revenue could therefore result in a disproportionate decrease in the Company's net income.

     The markets in which the Company competes are subject to rapid and substantial technological change. The Company encounters, and expects to continue to encounter, intense competition in the sale of its current and future products and services. Many of the Company's competitors and potential competitors have substantially greater capital, manufacturing, marketing, and research and development resources than the Company.

     The Company's future success will depend in part on its ability to continue to develop new products and services both for its existing markets and for any new markets the Company may enter in the future. The Company believes that it has established a leading position in many of the markets for its animal health diagnostic products and services, and the maintenance and any future growth of its position in these markets is dependent upon the successful development and introduction of new products and services. The Company also plans to devote significant resources to the growth of its veterinary laboratory business, veterinary practice management software business, and its business in the food, hygiene and environmental markets and to the development of an animal pharmaceutical product business, where the Company's operating experience and product and technology base are more limited than in its animal health diagnostic product markets. There can be no assurance that the Company will successfully complete the development and commercialization of products and services for existing and new businesses.

     The Company's success is heavily dependent upon its proprietary technologies. The Company relies on a combination of patent, trade secret, trademark and copyright law to protect its proprietary rights. There can be no assurance that patent applications filed by the Company will result in patents being issued, that any patents of the Company will afford protection against competitors with similar technologies, or that the Company's non-disclosure agreements will provide meaningful protection for the Company's trade secrets and other proprietary information. Moreover, in the absence of patent protection, the Company's business may be adversely affected by competitors who independently develop substantially equivalent technologies. In addition, the Company licenses certain technologies used in its products from third parties, and the Company may be required to obtain licenses to additional technologies in order to continue to sell certain products. There can be no assurance that any technology licenses which the Company desires or is required to obtain will be available on commercially reasonable terms.

     From time to time the Company receives notices alleging that the Company's products infringe third party proprietary rights. In particular, the Company has received notices claiming that certain of the Company's immunoassay products infringe third-party patents. Except as noted in "Legal Proceedings" with respect to the patent infringement suit filed by Synbiotics Corporation, the Company is not aware of any pending litigation with respect to such claims. Patent litigation frequently is complex and expensive and the outcome of patent litigation can be difficult to predict. There can be no assurance that the Company will prevail in any infringement proceedings that have been or may be commenced against the Company, and an adverse outcome may preclude the Company from selling certain products or require the Company to pay damages or make additional royalty or other payments with respect to such sales. In addition, from time to time other types of lawsuits are brought against the Company, wherein an adverse outcome could adversely affect the Company's results of operations. See "Legal Proceedings."

     Certain components used in the Company's products are currently available from only one source and others are available from only a limited number of sources. The Company's inability to develop alternative sources if and as required in the future, or to obtain sufficient sole or limited source components as required, could result in cost increases or reductions or delays in product shipments. Certain technologies licensed by the Company and incorporated into its products are also available from a single source, and the Company's business may be adversely affected by the expiration or termination of any such licenses or any challenges to the technology rights underlying such licenses. In addition, the Company currently purchases or is contractually required to purchase certain of the products that it sells from one source. Failure of such sources to supply product to the Company may have a material adverse effect on the Company's business.

     In 1997, international revenue was $83.9 million and accounted for 32% of total revenue, and the Company expects that its international business will continue to account for a significant portion of its total revenue. Foreign regulatory bodies often establish product standards different from those in the United States, and designing products in compliance with such foreign standards may be difficult or expensive. Other risks associated with foreign operations include possible disruptions in transportation of the Company's products, the differing product and service needs of foreign customers, difficulties in building and managing foreign operations, fluctuations in the value of foreign currencies, import/export duties and quotas, and unexpected regulatory, economic or political changes in foreign markets.


     The development, manufacturing, distribution and marketing of certain of the Company's products and provision of its services, both in the United States and abroad, are subject to regulation by various domestic and foreign governmental agencies. Delays in obtaining, or the failure to obtain, any necessary regulatory approvals could have a material adverse effect on the Company's future product and service sales and operations. Any acquisitions of new products, services and technologies may subject the Company to additional areas of government regulations.

     The Company is conducting an evaluation of its information technology systems and its products for Year 2000 compliance. The Company's worldwide accounting system is Year 2000 compliant, and Year 2000 issues related to its other information technology systems will be addressed through planned upgrades prior to 2000. A substantial majority of the Company's products, including its instrument-based diagnostic systems and a majority of its installed base of veterinary practice management software systems, already are Year 2000 compliant. The Company expects that by the end of 1998 all practice management systems offered by the Company will be Year 2000 compliant. The costs of upgrading the Company's information technology systems and its practice management systems are not expected to be material to the Company's financial condition or results of operations. The Company has commenced an evaluation of the Year 2000 compliance of its vendors, but at this time cannot predict the extent to which its vendors will have Year 2000 problems and the impact of any such problems on the Company.

     The development, manufacture, distribution and marketing of the Company's products and provision of its services involve an inherent risk of product liability claims and associated adverse publicity. Although the Company currently maintains liability insurance, there can be no assurance that the coverage limits of the Company's insurance policies will be adequate. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms or at all.

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

                                                                                       Page
                                                                                       ----


   -   Report of Independent Public Accountants.................................        8

   -   Consolidated Balance Sheets as of December 31, 1996 and 1997.............        9

   -   Consolidated Statements of Operations for the Years Ended December 31,
         1995, 1996 and 1997....................................................       10

   -   Consolidated Statements of Stockholders' Equity for the Years Ended
         December 31,1995, 1996 and 1997........................................       11

   -   Consolidated Statements of Cash Flows for the Years Ended December 31,
         1995, 1996 and 1997....................................................       12

   -   Notes to Consolidated Financial Statements...............................       13

   -   Schedule II
         Valuation and Qualifying Accounts......................................       30


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To IDEXX Laboratories, Inc.:

     We have audited the accompanying consolidated balance sheets of IDEXX Laboratories, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IDEXX Laboratories, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the index to consolidated financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                                           ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 12, 1998

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                      (in thousands, except per share data)

                                                                                 DECEMBER 31,
                                                                            ----------------------
                                                                              1996          1997
                                                                            --------      --------
                                ASSETS
  Current Assets:
       Cash and cash equivalents ......................................     $127,741      $106,972
       Short-term investments .........................................       45,896        35,502
       Accounts receivable, less reserves of $4,001 and
         $5,082 in 1996 and 1997, respectively ........................       66,633        47,341
       Inventories ....................................................       48,402        60,174
       Deferred income taxes ..........................................        5,363        15,396
       Other current assets ...........................................        7,682         8,832
                                                                            --------      --------
            Total current assets ......................................      301,717       274,217
                                                                            --------      --------
  Long-Term Investments ...............................................        7,255        11,134
  Property and Equipment, at cost:
       Leasehold improvements .........................................       15,150        16,596
       Machinery and equipment ........................................       21,667        25,432
       Office furniture and equipment .................................       17,348        23,731
       Land ...........................................................          890         1,193
       Buildings ......................................................        4,202         4,462
                                                                            --------      --------
                                                                              59,257        71,414
       Less-- Accumulated depreciation and amortization ...............       22,863        30,387
                                                                            --------      --------
                                                                              36,394        41,027
  Other Assets, net ...................................................       28,486        50,670
                                                                            --------      --------
                                                                            $373,852      $377,048
                                                                            ========      ========
                 LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
       Accounts payable ...............................................     $ 18,692      $ 12,472
       Accrued expenses ...............................................       23,872        42,147
       Notes payable ..................................................        3,000         4,087
       Deferred revenue ...............................................        5,563        15,609
                                                                            --------      --------
            Total current liabilities .................................       51,127        74,315
                                                                            --------      --------
  Commitments and Contingencies (Note 5)
  Stockholders' Equity:
       Preferred Stock, $1.00 par value -- Authorized --
         500 shares None issued and outstanding .......................           --            --
       Series A Junior Participating Preferred Stock, $1.00 par
         value Designated -- 100 shares of Preferred Stock
         None issued and outstanding ..................................           --            --
       Common Stock, $0.10 par value-- Authorized--
         60,000 shares Issued and outstanding -- 37,774
         shares in 1996 and 38,169 shares in 1997 .....................        3,777         3,817
       Additional paid-in capital .....................................      253,118       257,275
       Retained earnings ..............................................       67,376        46,256
       Cumulative translation adjustment ..............................       (1,546)       (4,615)
                                                                            --------      --------
            Total stockholders' equity ................................      322,725       302,733
                                                                            --------      --------
                                                                            $373,852      $377,048
                                                                            ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)


                                                    Years Ended December 31,
                                                ---------------------------------
                                                   1995         1996        1997
                                                 --------    --------    --------
 Revenue......................................   $188,602    $267,677    $262,970
 Cost of revenue..............................     80,860     113,270     134,231
                                                 --------    --------    --------
      Gross profit............................    107,742     154,407     128,739
                                                 --------    --------    --------
 Expenses:
      Sales and marketing.....................     47,490      66,950      73,213
      General and administrative..............     17,092      28,271      42,899
      Research and development................     10,192      12,195      17,057
      Non-recurring operating charge..........         --          --      34,500
                                                ---------   ---------    --------
           Income (loss) from operations......     32,968      46,991     (38,930)
 Interest income, net.........................      4,068       8,332       6,670
                                                ---------   ---------    --------
           Net income (loss) before provision
           for (benefit of) income taxes......     37,036      55,323     (32,260)

 Provision for (benefit of) income taxes......     15,542      22,682     (11,140)
                                                 --------    --------    --------
           Net income (loss)..................   $ 21,494    $ 32,641    $(21,120)
                                                 ========    ========    ========

 Earnings (loss) per share:  Basic............   $   0.65    $   0.88    $  (0.56)
                                                 ========    ========    ========
 Earnings (loss) per share:  Diluted..........   $   0.61    $   0.83    $  (0.56)
                                                 ========    ========    ========


The accompanying notes are an integral part of these consolidated financial statements.

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (in thousands, except per share data)


                                         COMMON STOCK
                                   ------------------------      ADDITIONAL                     CUMULATIVE         TOTAL
                                     NUMBER          $0.10        PAID-IN        RETAINED       TRANSLATION    STOCKHOLDERS'
                                    OF SHARES      PAR VALUE      CAPITAL        EARNINGS       ADJUSTMENT         EQUITY
                                   -----------     ---------    -----------    ------------   --------------    ------------
BALANCE, December 31, 1994 ......     31,543        $3,154       $ 73,263       $ 23,728        $  (360)         $  99,785

     Sale of Common Stock,
       net of issuance
       costs .....................     4,600           460        152,504             --             --            152,964
     Exercise of stock
       options, including
       the tax benefit ...........       406            41          5,039             --             --              5,080
     Net income ..................        --            --             --         21,494             --             21,494
     Translation
       Adjustment ................        --            --             --             --           (198)              (198)
                                     -------        ------       --------       --------        -------          ---------
BALANCE, December 31, 1995 .......    36,549         3,655        230,806         45,222           (558)           279,125

     Issuance of Common
     Stock
       for acquisition of
       Idetek, Inc. ..............       393            39         10,539        (10,487)            --                 91
     Exercise of stock
       options, including the
       tax benefit ...............       832            83         11,773             --             --             11,856
     Net income ..................        --            --             --         32,641             --             32,641
     Translation
       Adjustment ................        --            --             --             --           (988)              (988)
                                     -------        ------       --------       --------        -------          ---------
BALANCE, December 31, 1996 .......    37,774         3,777        253,118         67,376         (1,546)           322,725

     Issuance of common stock in
       settlement of VetTest
       acquisition................         6             1             87             --             --                 88
     Exercise of stock
       options, including the
       tax benefit ...............       389            39          4,070             --             --              4,109
     Net loss ....................        --            --             --        (21,120)            --            (21,120)
     Translation
       Adjustment ................        --            --             --             --         (3,069)            (3,069)
                                     -------        ------       --------       --------        -------          ---------
BALANCE, December 31, 1997 .......    38,169        $3,817       $257,275       $ 46,256        $(4,615)         $ 302,733
                                     =======        ======       ========       ========        =======          =========

     The accompanying notes are an integral part of these consolidated financial statements.

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                            YEARS ENDED DECEMBER 31,
                                                               -------------------------------------------------
                                                                 1995                1996                1997
                                                               ---------            ---------           ---------
Cash Flows From Operating Activities:
     Net income (loss) .....................................    $ 21,494            $ 32,641            $(21,120)
     Adjustments to reconcile net income
       (loss) to net cash provided by operating
       activities
          Depreciation and amortization ....................       5,742              10,390              14,425
          Non-cash portion of non-recurring
            operating charge ...............................          --                  --              14,800
          Changes in assets and liabilities, net
            of acquisition(s):
               Accounts receivable .........................     (19,587)            (18,875)             23,712
               Inventories .................................      (7,403)            (19,246)            (11,218)
               Other current assets ........................      (3,211)             (6,370)             (8,400)
               Accounts payable ............................       1,625               6,062              (7,200)
               Accrued expenses ............................       8,787               9,349               8,983
               Deferred revenue ............................       1,956               1,299                (483)
                                                                --------            --------            --------
                    Net cash provided by
                      operating activities .................       9,403              15,250              13,499
                                                                --------            --------            --------
Cash Flows From Investing Activities:
     Increase in investments, net ..........................     (22,800)             (5,116)              6,515
     Purchases of property and equipment ...................     (15,860)            (11,783)            (12,507)
     Increase in other assets ..............................        (106)             (1,859)             (3,699)
     Acquisition(s) of business(es), net of cash
       acquired ............................................      (3,500)            (19,709)            (23,047)
                                                                --------            --------            --------
                 Net cash used in investing
                   Activities ..............................     (42,266)            (38,467)            (32,738)
                                                                --------            --------            --------
Cash Flows From Financing Activities:
    Proceeds from issuance of common stock, net
      of issuance costs: ...................................     152,964                  --                  --
    Proceeds from issuance of (repayment of)
      notes payable ........................................       1,687              (1,887)             (1,509)
    Proceeds from the exercise of stock options ............       2,484               4,580               3,048
                                                                --------            --------            --------
                 Net cash provided by
                   financing activities ....................     157,135               2,693               1,539
                                                                --------            --------            --------
Net effect of Exchange Rate Changes ........................        (198)               (987)             (3,069)
                                                                --------            --------            --------
Net Increase (Decrease) in Cash and Cash
  Equivalents ..............................................     124,074             (21,511)            (20,769)
Cash and Cash Equivalents, Beginning of Year ...............      25,178             149,252             127,741
                                                                --------            --------            --------
Cash and Cash Equivalents, End of Year .....................    $149,252            $127,741            $106,972
                                                                ========            ========            ========
Supplemental Disclosure of Cash Flow
  Information:
     Interest paid during the year .........................    $     19            $    299            $    405
                                                                ========            ========            ========
     Income taxes paid during the year .....................    $ 12,073            $ 12,883            $  8,706
                                                                ========            ========            ========
Supplemental Disclosure of Noncash Financing
  Activity:
     Issuance of common stock for
       acquisition of Idetek, Inc. .........................    $     --            $     91            $     --
                                                                ========            ========            ========
     Issuance of common stock in settlement of
       VetTest acquisiton ..................................    $     --            $     --            $     88
                                                                ========            ========            ========
     The accompanying notes are an integral part of these consolidated financial statements.


                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     IDEXX Laboratories, Inc. and subsidiaries (the "Company") develop, manufacture and distribute products and provide services for the animal health, food, hygiene and environmental markets. The Company is a developer, manufacturer and distributor of biology-based detection systems, a developer and distributor of chemistry-based detection systems, a provider of laboratory testing, specialized consulting and veterinary pharmacy services, and a developer and provider of veterinary practice management software systems and related services. The Company's animal health, food, hygiene and environmental detection products and services are sold worldwide.

     The accompanying consolidated financial statements reflect the application of certain significant accounting policies, as discussed below and elsewhere in the notes to the consolidated financial statements. The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

(b) Inventories

     Inventories include material, labor and overhead, and are stated at the lower of cost (first-in, first-out) or market. The components of inventories are as follows (in thousands):


                                                        DECEMBER 31,
                                                   ---------------------
                                                    1996          1997
                                                   -------       -------

          Raw materials ......................     $10,080       $ 9,235
          Work-in-process ....................       6,606         8,421
          Finished goods .....................      31,716        42,518
                                                   -------       -------
                                                   $48,402       $60,174
                                                   =======       =======


(c) Depreciation and Amortization

    The Company provides for depreciation and amortization using the declining-balance and straight-line methods by charges to operations in amounts that allocate the cost of property and equipment over their estimated useful lives as follows (in thousands):


                                                                   ESTIMATED
                    ASSET CLASSIFICATION                          USEFUL LIFE
          ------------------------------------------             -------------

          Leasehold improvements ...................             Life of lease
          Machinery and equipment ..................             3-5 Years
          Office furniture and equipment ...........             5-7 Years
          Buildings ................................             40 Years

(d) Other Assets

    Other assets are as follows:

                                                   DECEMBER 31,
                                                -----------------
               DESCRIPTION         USEFUL LIFE   1996      1997
       --------------------------  -----------  -------   -------

       Patents and trademarks....  10 Years     $ 9,406   $ 9,348
       Goodwill..................  5-40 Years    19,586    32,256
       Non-compete agreements....  3-5 Years      4,000     4,000
       Other intangibles.........  5-10 Years     3,756     8,665
                                                -------   -------
                                                 36,748    54,269
       Accumulated amortization..                 9,196    14,219
                                                -------   -------
       Intangible assets, net....               $27,552   $40,050
       Other assets..............                   934    10,620
                                                -------   -------
                                                $28,486   $50,670
                                                =======   =======


     Substantially all of the patents and trademarks were acquired in connection with the acquisition of a product line of VetTest S.A. ("VetTest") in 1992. Goodwill primarily results from acquisitions (see Note 15). Other intangibles include subscriber lists, prepaid royalties and organization costs. Other assets include long-term deferred tax asset, long-term non-trade receivables and long-term deposits. Amortization of intangible assets was $2.0 million, $3.4 million and $5.0 million for the years ended December 31, 1995, 1996 and 1997, respectively. The Company continually assesses the realizability of these assets in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and determined that no impairment has occurred.

(e) Stock-Based Compensation Plans

     The Company accounts for stock-based compensation plans under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under SFAS No. 123, the Company elected the disclosure method and will continue to account for stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees (See Note 8).

(f) Income Taxes

     The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. This statement requires that the Company recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences and carryforwards to the extent they are realizable.

(g) Revenue Recognition

     The Company recognizes product revenue at the time of shipment. The Company recognizes revenue from non-cancellable software licenses upon product shipment as collection is probable and no significant vendor obligations remain at the time of shipment. Service revenue is recognized at the time the service is performed. Service and maintenance revenue is billed in advance and recognized over the life of the contracts, usually one year.

(h) Research and Development and Software Development Costs

     In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, the Company has evaluated the establishment of technological feasibility of its various products during the development phase. Due to the dynamic changes in the market, the Company has concluded that it cannot determine technological feasibility until the development phase of the project is nearly complete. The Company charges all research and development expenses to operations in the period incurred as the costs from the point of technological feasibility to first product release are immaterial.

(i) Foreign Currency Translation and Foreign Exchange Contracts

     Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average of exchange rates in effect during the period. Cumulative translation gains and losses are shown in the accompanying consolidated balance sheets as a separate component of stockholders' equity. Exchange gains and losses arising from transactions denominated in foreign currencies are included in current operations. Included in general and administrative expenses are foreign currency transaction losses of $359,000, gains of $369,000 and losses of $511,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

     The Company enters into foreign currency exchange contracts of its anticipated intercompany and third party inventory purchases for the next twelve months in order to minimize the impact of foreign currency fluctuations on these transactions. The Company's accounting policies for these contracts are based on the Company's designation of such instruments as hedging transactions. The Company also utilizes some natural hedges to mitigate its transaction and commitment exposures. The contracts the Company enters into are firm foreign currency commitments, and therefore market gains and losses are deferred until the contract matures, which is the period the related obligation is settled. The Company enters into these exchange contracts with large multinational financial institutions. As of December 31, 1997, the unrecorded gains on these contracts totaled $280,000 and the foreign currency contracts, which extend through December 31, 1998, consisted of the following (in thousands):

         Currency Sold                                   US Dollar Equivalent
         Pound sterling                                  $ 5,001
         Deutsche mark                                     4,044
         Canadian dollar                                   3,690
         French franc                                      2,352
         Australian dollar                                 1,791
                                                         -------
                                                         $16,878
                                                         =======

There were no contracts outstanding at December 31, 1996.

(j) Disclosure of Fair Value of Financial Instruments and Concentration of Credit Risk

    Financial instruments, which potentially expose the Company to concentrations of credit risk, consist mainly of cash and cash equivalents, accounts receivable, accounts payable and notes payable. The Company does not believe significant credit risk exists at December 31, 1997. The carrying amounts of the Company's financial instruments approximate fair market value.

(k) Earnings (Loss) per Share

     In February 1997 the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings per Share. The Company adopted the provisions of SFAS No. 128 for the year ended December 31, 1997 and all prior periods have been presented in accordance with SFAS No. 128. In accordance with SFAS No. 128, basic earnings per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that the denominator is increased for the assumed exercise of dilutive options using the treasury stock method unless the effect is antidilutive. The following is a reconciliation of shares outstanding for basic and diluted earnings per share (in thousands):




                                                                     1995               1996          1997
        SHARES OUTSTANDING FOR BASIC EARNINGS (LOSS) PER SHARE:
           Weighted average shares outstanding                      32,946             37,082        37,974
                                                                    ======             ======        ======
        SHARES OUTSTANDING FOR DILUTED EARNINGS (LOSS) PER SHARE:
           Weighted average shares outstanding                      32,946             37,082        37,974
           Dilutive effect of options issued to employees            2,416              2,437            --
                                                                    ------             ------        ------
                                                                    35,362             39,519        37,974
                                                                    ======             ======        ======

(l) Reclassifications

    Reclassifications have been made in the consolidated financial statements to conform with the current year's presentation.

(m) New Accounting Standards

    In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements, in order to measure all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income, as defined by SFAS No. 130, is the total of net income and all other nonowner changes in equity. Under SFAS No. 130, companies may include the cumulative total of comprehensive income as a separate component of its stockholders' equity statement. This statement is effective for fiscal years beginning after December 15, 1997, and is applicable on both an interim and annual basis.

    In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. Reportable segments, as defined by this statement, correspond to the way management organizes units and evaluates performance internally, and may be based upon products, geography, legal entity, management structure or a combination of these methods. SFAS No. 131 is applicable only to public, for-profit entities and is effective for years beginning after December 15, 1997. Unless impracticable, companies would be required to restate prior period information upon adoption.

(2) INCOME TAXES

      Earnings (losses) before income taxes for each year were as follows (in thousands):


                                     1995        1996        1997
                                   -------     -------     --------
                 Domestic          $29,844     $48,394     $(29,731)
                 International       7,192       6,929       (2,529)
                                   -------     -------     --------
                                   $37,036     $55,323     $(32,260)
                                   =======     =======     ========

    The provision for (benefit of) income tax for the years ended
December 31, 1995, 1996 and 1997 is comprised of the following (in thousands):


                                                    DECEMBER 31,
                                      --------------------------------------
                                        1995           1996           1997
                                      -------        -------        --------

                 Current
                   Federal .........  $ 9,964        $18,027        $    817
                   State ...........    2,979          4,171             954
                   International ...    3,424          3,190           1,799
                                      -------        -------        --------
                                       16,367         25,388           3,570
                                      -------        -------        --------
                 Deferred
                   Federal .........     (825)        (2,070)        (12,314)
                   State ...........       --           (636)         (2,396)
                                      -------        -------        --------
                                         (825)        (2,706)        (14,710)
                                      -------        -------        --------
                                      $15,542        $22,682        $(11,140)
                                      =======        =======        ========

    The provision for (benefit of) income taxes differs from the amount computed by applying the statutory federal income tax rate as follows:


                                                     DECEMBER 31,
                                                  -------------------
                                                  1995   1996    1997
                                                  ----   ----    ----

         U.S. federal statutory rate..........    35.0%  35.0%   35.0%
         State income tax, net of federal tax      5.2    4.0     4.1
         benefit..............................
         International income taxes...........     2.8    1.4      --
         Amortization of non-deductible assets      --     --    (6.7)
         Non-taxable interest income..........      --     --     4.1
         Other, net...........................    (1.0)   0.6    (2.0)
                                                  ----   ----    ----
         Effective tax rate...................    42.0%  41.0%   34.5%
                                                  ====   ====    ====

    The components of the domestic net deferred tax asset (liability) included in the accompanying consolidated balance sheets are as follows (in thousands):


                                                   1996                      1997
                                            -----------------------------------------------
                                            CURRENT     LONG-TERM    CURRENT      LONG-TERM
                                            -------     ---------    -------      ---------
        ASSETS:

             Accruals                        $1,423      $   --      $ 6,834       $   --
             Receivable reserves              1,081          --        2,190           --
             Deferred revenue                 1,932          --        3,309           --
             Inventory basis differences      1,019          --        3,229           --
             Intangible basis differences        --       1,922           --        6,130
             Net operating loss carry
              forwards                           --       1,659           --        1,093
                                             ------      ------      -------       ------
                Total assets                  5,455       3,581       15,562        7,223

        LIABILITIES:
             Property basis differences          --       1,512           --        1,343
             Intangible basis differences        --         573           --          773
             Other                               92          --          166           --
                                             ------      ------      -------       ------
                Total liabilities                92       2,085          166        2,116

        Valuation Allowance                      --      (2,400)          --           --
                                             ------      ------      -------       ------
                Net assets (liability)       $5,363      $ (904)     $15,396       $5,107
                                             ======      ======      =======       ======


       The components of the net foreign net deferred tax assets (in thousands):


                                                  1996                      1997
                                          -------------------      -----------------------
                                          CURRENT   LONG-TERM       CURRENT      LONG-TERM
                                          ------    ---------       -------      ---------
         ASSETS:

              Net operating loss carry
               forwards                      --        572             --           3,470
              Other                          --         --            199              --
                                           ----       ----           ----          ------
                  Total assets                         572            199           3,470


         LIABILITIES:
                  Total liabilities          --         --            --              --

         VALUATION ALLOWANCE                 --       (572)          (199)         (3,470)
                                           ----       ----           ----          ------
                  Net assets (liability)     --         --             --              --
                                           ====       ====           ====          ======

    During the year ended December 31, 1997, the Company incurred losses in certain foreign subsidiaries totaling approximately $9.9 million, which increased the gross foreign deferred tax asset. The Company has recorded a valuation allowance for the assets because realizability is uncertain.

    At December 31, 1997, the Company had domestic net operating losses of approximately $3.1 million available to offset future taxable income. Net operating loss carryforwards expire at various dates from 1999 to 2010. The Tax Reform Act of 1986 contains provisions that limit annual availability of the net operating loss carry forwards due to a more than 50% change in ownership that occurred upon the acquisition of certain companies.

    At December 31, 1997, the Company had net operating losses in foreign subsidiaries of approximately $8.6 million available to offset further taxable income. These net operating loss carryforwards expire at various dates beginning in 2001.

    As of December 31, 1997, unremitted earnings in subsidiaries outside the United States totaled $13.5 million, on which no United States taxes have been provided. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when tax effective to do so. It is not practical to estimate the amount of additional taxes that might be payable upon repatriation of foreign earnings; however, the Company believes that United States foreign tax credits would largely eliminate any United States taxes or offset any foreign withholding taxes.

(3) CASH EQUIVALENTS, SHORT-TERM AND LONG-TERM INVESTMENTS

    The Company accounts for investments under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, the Company's cash equivalents, short-term and long-term investments are classified as held-to-maturity and are recorded at amortized cost which approximates fair market value.

    Cash equivalents are short-term, highly liquid investments with original maturities of less than three months. Short-term investments are investment securities with original maturities of greater than three months but less than one year and consist of the following (in thousands):

                                                        DECEMBER 31,
                                                   ---------------------
                                                     1996          1997
                                                   -------       -------
                       U.S. treasury bills......   $30,856       $20,047
                       Municipal bonds..........    15,040         6,140
                       Certificates of deposit..        --         6,749
                       Commercial paper.........        --         2,016
                       Foreign bonds............        --           550
                                                   -------       -------
                                                   $45,896       $35,502
                                                   =======       =======

    Long-term investments are investment securities with original maturities of greater than one year and consist of the following (in thousands):

                                                        DECEMBER 31,
                                                   --------------------
                                                    1996         1997
                                                   ------       -------
                       Municipal bonds.........    $3,255       $10,165
                       U.S. treasury bills.....     4,000            --
                       Foreign bonds...........        --           515
                       Certificates of deposit.        --           454
                                                   ------       -------
                                                   $7,255       $11,134
                                                   ======       =======


(4) NOTES PAYABLE

    In connection with the Cardiopet Incorporated ("Cardiopet") acquisition (see
Note 15(a)), the Company issued unsecured notes payable. The notes bore interest at 9% and were repaid in full in February 1996.

    In connection with the acquisition of the business of Consolidated Veterinary Diagnostics, Inc. ("CVD") (see Note 15(b)), the Company issued an unsecured note payable for $3.0 million, of which $3.0 million and $2.0 million was outstanding at December 31, 1996 and 1997, respectively. The note bears interest at 8% and is due in $1.0 million installments in July 1997, 1998 and 1999.

    In connection with the merger of Idetek, Inc. ("Idetek") (see Note 15(d)), the Company assumed a note payable in the amount of $200,000. The note was paid in full in September 1996.

    In connection with the Acumedia Manufacturers, Inc. ("Acumedia") acquisition (see Note 15(e)), the Company issued unsecured notes payable for $1.5 million, which was outstanding at December 31, 1997. The notes bore interest at 6% and were repaid in January 1998.

    In connection with the Central Veterinary Diagnostic Laboratory acquisition (see Note 15(b)) the Company issued an unsecured note payable for $900,000 Australian Dollars ($587,000) which was outstanding at December 31, 1997. The note bears interest at 6%.

(5) COMMITMENTS AND CONTINGENCIES

    The Company leases its facilities under operating leases which expire through 2008. In addition, the Company is responsible for the real estate taxes and operating expenses related to these facilities. Minimum annual rental payments under these agreements are as follows (in thousands):

                    YEARS ENDING
                    DECEMBER 31,
                    --------------
                    1998..........     $ 3,825
                    1999..........       3,164
                    2000..........       2,427
                    2001..........       2,317
                    2002..........       2,099
                    Thereafter....      10,155
                                       -------
                                       $23,987
                                       =======

    Rent expense charged to operations under operating leases was approximately $2.1 million, $3.2 million and $3.8 million for the years ended December 31, 1995, 1996 and 1997, respectively.

    Under the terms of certain supply agreements with suppliers of the Company's hematology instruments and consumables, slides for its VetTest instruments, and certain raw materials, the Company has aggregate commitments to purchase approximately $31.8 million of products in 1998.

    From time to time the Company has received notices alleging that the Company's products infringe third-party proprietary rights. In particular, the Company has received notices claiming that certain of the Company's immunoassay products infringe third-party patents. Except as noted below with respect to the patent infringement suit filed by Synbiotics Corporation, the Company is not aware of any pending litigation with respect to such claims. Patent litigation frequently is complex and expensive, and the outcome of patent litigation can be difficult to predict. There can be no assurance that the Company will prevail in any infringement proceedings that have been or may be commenced against the Company. A significant portion of the Company's revenue in 1997 was attributable to products incorporating certain immunoassay technologies and products relating to the diagnosis of canine heartworm infection. If the Company were to be precluded from selling such products or required to pay damages or make additional royalty or other payments with respect to such sales, the Company's business and results of operations could be materially and adversely affected.

    On February 4, 1993, the Company acquired Environetics, Inc. ("Environetics"), which brought a patent infringement suit with Stephen C. Edberg, Ph.D. against Millipore Corporation ("Millipore") in the U.S. District Court for the District of Connecticut on September 30, 1992 (the "Millipore I suit"). The complaint in the Millipore I suit was subsequently amended to add as additional plaintiffs Access Medical Systems, Inc., a subsidiary of the

 Company ("Access"), and Stephen C. Wardlaw, M.D. The primary relief sought by the plaintiffs was an injunction against Millipore which would prevent Millipore from selling the Colisure product for the detection of E. coli and total coliforms in water. The plaintiffs believe the Colisure product infringes U.S. Patent No. 4,925,789 (the "`789 Patent") covering the Company's Colilert product, under which Access and Environetics have an exclusive license from Drs. Edberg and Wardlaw. In addition, on July 26, 1995 the Company, Environetics, Access and Drs. Edberg and Wardlaw brought a second patent infringement suit against Millipore in the U.S. District Court for the District of Connecticut (the "Millipore II suit"). The principal relief sought by the plaintiffs in the Millipore II suit was an injunction against Millipore which would prevent Millipore from selling the Colisure product which the plaintiffs believe also infringes U.S. Patent No. 5,429,933 (the " `933 Patent"), which covers the Colilert product. The `933 Patent, which is related to the `789 Patent, was issued in July 1995 to Dr. Edberg, and is exclusively licensed to Access and Environetics. In November 1997, the Company and Millipore entered into an agreement in principle to settle the Millipore I and II suits. Under the terms of the agreement, which was finalized in March 1998, Millipore acknowledged the validity of the `789 and `933 Patents and agreed to an injunction against infringement of the patents. Millipore also transferred the Colisure product to the Company in March 1998.

    On February 24, 1995, CDC Technologies, Inc. ("CDC Technologies") filed suit against the Company in the U.S. District Court for the District of Connecticut. In its complaint, CDC Technologies alleges that the Company's conduct in, and its relationships with its distributors in connection with, the distribution of the Company's hematology products (i) violate federal and state antitrust statutes, (ii) violate Connecticut statutes regarding unfair trade practices, and (iii) constitute a civil conspiracy and interfere with CDC Technologies' business relations. The relief sought by CDC Technologies includes treble damages for antitrust violations, as well as compensatory and punitive damages, and an injunction to prevent the Company from interfering with CDC Technologies' relations with distributors. The Company has filed an answer denying the allegations in CDC Technologies' complaint. The Company is unable to assess the likelihood of an adverse result or estimate the amount of any damages the Company may be required to pay. Any adverse outcome resulting in the payment of damages would adversely affect the Company's results of operations.

    On November 18, 1997, Synbiotics Corporation ("Synbiotics") filed suit against the Company in the U.S. District Court for the Southern District of California for infringement of U.S. Patent No. 4,789,631 issued December 6, 1988 (the " `631 Patent"). The `631 Patent, which is owned by Synbiotics, claims certain assays, methods and compositions for the diagnosis of canine heartworm infection. The primary relief sought by Synbiotics is an injunction against the Company which would prevent the Company from selling canine heartworm diagnostic products which infringe the `631 Patent, as well as treble damages for past infringement. This suit was not served on the Company within the time period specified under applicable court rules and therefore is expected to be dismissed by the court, however Synbiotics would not be precluded from filing a new suit in the future. While the Company believes that it has meritorious defenses against claims of infringement of the `631 Patent, the Company is unable to assess the likelihood of an adverse result or estimate the amount of any damages the Company may be required to pay. If the Company is precluded from selling canine heartworm diagnostic products or required to pay damages or make additional royalty or other payments with respect to such sales, the Company's business and results of operations could be materially and adversely affected.

    On January 9, 1998, a complaint was filed in the U.S. District Court for the District of Maine captioned ROBERT A. ROSE V. DAVID E. SHAW, ERWIN F. WORKMAN, JR., E. ROBERT KINNEY AND IDEXX LABORATORIES, INC. The plaintiff purports to represent a class of purchasers of the common stock of the Company from July 19, 1996 through March 24, 1997. The complaint claims that the defendants violated
Section 10(b) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Rule 10b-5 promulgated pursuant thereto, by virtue of false or misleading statements made during the class period. The complaint also claims that the individual defendants are liable as "control persons" under Section 20(a) of that Act. In addition, the complaint claims that the individual defendants sold some of their own common stock of the Company, during the class period, at times when the market price for the stock allegedly was inflated. While the Company and the other defendants deny the allegations and will defend this suit vigorously, the Company is unable to assess the likelihood of an adverse result or estimate the amount of damages which the Company may be required to pay. Any adverse outcome resulting in the payment of damages would adversely affect the Company's results of operations.

(6) NON-RECURRING OPERATING CHARGE

    On September 29, 1997 the Company announced a non-recurring operating charge of $28.0 million and on February 2, 1998 the Company announced that it would increase the amount of the charge to $34.5 million. The non-recurring operating charge includes the write-downs and write-offs of certain assets and accrual of costs related to a significant workforce reduction. The charge consists of the following (in thousands):

         Write-off of in-process research and development             $13,200
         Legal settlement and related costs                             8,000
         Severance, benefits and related costs                          9,000
         Idle capacity and lease termination costs                      2,700
         Asset Impairment                                               1,600
                                                                      -------
                                                                      $34,500
                                                                      =======

As of December 31, 1997, $11.9 million was included in accrued expenses relating to the non-recurring operating charge.

    During 1997 the Company acquired two veterinary practice management software companies (see Note 15 (f)). To assist in the allocation of purchase price associated with these acquisitions, the Company obtained an independent appraisal. That appraisal identified approximately $13.2 million as in-process research and development, which has been charged to operations in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

    In September 1997, the Company settled a patent infringement suit brought by Barnes-Jewish Hospital ("BJH") regarding IDEXX's heartworm diagnostic products. The total costs of the settlement, including legal fees, were charged to the non-recurring operating charge. Under the settlement, the Company agreed to pay BJH $5.5 million for prior sales of the Company's product and to pay a royalty based on all future sales.

    The Company has terminated the employment of a total of 228 employees. Of this total, 79 employees are associated with the consolidation of the veterinary practice management software business into the Eau Claire, Wisconsin facility, 57 employees are associated with the consolidation of sales, marketing and distribution operations in Europe, 33 employees are associated with reductions in domestic sales and marketing operations, 18 employees are associated with reductions in sales and marketing operations in the Pacific Rim region, 16 employees are associated with the closure of the Sunnyvale, California research and development facility and 25 employees are associated with reduction in positions in management and financial operations. As of December 31, 1997, approximately 40 employees have terminated employment, and the Company expects that the remainder will leave in the first half of 1998.

    As discussed above, the Company is consolidating certain veterinary practice management software operations into the Eau Claire, Wisconsin facility and has closed the leased Sunnyvale, California research and development facility. As a result of these consolidations, the Company has leased facilities which have become excess until the end of their respective lease terms. Additionally, the Company has determined that it will not pursue certain immunoassay technology with respect to which it has invested a total of $1.6 million in fixed assets and license fees.

(7) STOCKHOLDERS' EQUITY

(a) Preferred Stock

    The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to 500,000 shares of Preferred Stock, $1.00 par value per share ("Preferred Stock"), in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

(b) Series A Junior Participating Preferred Stock

    On December 17, 1996, the Company designated 100,000 shares of Preferred Stock as Series A Junior Participating Preferred Stock ("Series A Stock") in connection with its Shareholder Rights Plan (see Note 9). In general, each share of Series A Stock will: (i) be entitled to a minimum preferential quarterly dividend of $10 per share and to an aggregate dividend of 1000 times the dividend declared per share of Common Stock, (ii) in the event of liquidation, be entitled to a minimum preferential liquidation payment of $1000 per share (plus accrued and unpaid dividends) and to an aggregate payment of 1000 times the payment made per share of Common Stock, (iii) have 1000 votes, voting together with the Common Stock, (iv) in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, be entitled to receive 1000 times the amount received per share of Common Stock and (v) not be redeemable. These rights are protected by customary antidilution provisions.

(c) Stock Split

    The accompanying consolidated financial statements and related notes for all periods presented have been adjusted to reflect a two-for-one stock split of the Common Stock, effected in the form of a stock dividend, on June 5, 1995.

(8) STOCK-BASED COMPENSATION PLANS

    At December 31, 1997, the Company had nine stock-based compensation plans, which are described below. The Company accounts for these plans under the provisions of SFAS No. 123. Under SFAS No. 123 the Company elected the disclosure method and will continue to account for stock-based compensation plans under APB Opinion No. 25. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the Company's nine stock-based compensation plans been determined consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per common and common equivalent share would have been reduced to the following pro forma amounts (in thousands):


                                                                                           DECEMBER 31,
                                                                              -------------------------------------
                                                                                1995           1996          1997
                                                                              -------        -------       --------

                 Net income (loss):
                      As Reported..........................................   $21,494        $32,641       $(21,120)
                      Pro Forma............................................   $20,182        $28,278       $(30,563)
                 Net income (loss) per share:
                      Basic: As Reported...................................   $  0.65        $  0.88       $  (0.56)
                      Basic: Pro Forma.....................................   $  0.61        $  0.76       $  (0.80)
                      Diluted: As Reported.................................   $  0.61        $  0.83       $  (0.56)
                      Diluted: Pro Forma...................................   $  0.57        $  0.72       $  (0.80)

    Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

(a) The 1984 Plan

    During 1984, the Company established a stock option plan (the "1984 Plan"), under which key employees were granted options to purchase Common Stock at exercise prices not less than the fair market value as of the date of grant, as determined by the Board of Directors. On April 24, 1991, the Board of Directors terminated the 1984 Plan such that no further options may be granted under the Plan.

(b) The 1991 Plan

    During 1991, the Board of Directors approved the 1991 Stock Option Plan which, as amended, provides for grants up to 6,475,000 incentive and nonqualified stock options at the discretion of the Compensation Committee of the Board of Directors. Incentive stock options are granted at the fair market value on the date of grant and expire 10 years from the date of grant. Incentive stock options for greater than 10% shareholders are granted at 110% of the fair market value and expire five years from the date of grant. Nonqualified options may be granted at no less than 100% of the fair market value on the date of grant. Income tax benefits attributable to certain exercised stock options are credited to additional paid-in capital. The vesting schedule of all options is determined by the Compensation Committee of the Board of Directors at the time of grant.

(c) The 1991 Director Option Plan

    During 1991, the Board of Directors approved the 1991 Director Option Plan (as amended, the "1991 Director Plan") pursuant to which Directors who are not officers or employees of the Company may receive nonstatutory options to purchase shares of the Company's Common Stock. The time period for granting options under the 1991 Director Plan expired in accordance with the terms of the plan in June 1996.

(d) The 1997 Director Option Plan

    During 1997, the Board of Directors approved the 1997 Director Option Plan (the "1997 Director Plan") pursuant to which Directors who are not officers or employees of the Company may receive nonstatutory options to purchase shares of the Company's Common Stock. A total of 300,000 shares of Common Stock may be issued under the 1997 Director Plan.

(e) ETI Corporation Plan

    During 1991, the Board of Directors of ETI approved a Stock Option Plan (the "ETI Plan"). The ETI Plan provided for the grant of up to 100,000 nonqualified stock options at the discretion of the Board of Directors of ETI. Options were granted at the fair market value on the date of grant and expire five years from the date of grant. The options vest over a four-year period from the date of grant.

    In connection with the merger of ETI and the Company, all outstanding ETI options became exercisable, in accordance with their original vesting schedule, for shares of the Company's Common Stock at the same rate at which outstanding shares of ETI common stock were exchanged for shares of the Company's Common Stock in the merger. In addition, the exercise price for the options was proportionately adjusted in accordance with the adjustment to the number of shares.

(f) Idetek, Inc. Plans

    During 1986, the Board of Directors of Idetek approved the 1985 Incentive Stock Option Plan (the "1985 Idetek Plan"). Options were granted at the fair market value on the date of grant and expire 10 years from the date of grant. Options for greater than 10% shareholders were granted at no less than 110% of the fair market value and expire five years from the date of grant. The 1985 Idetek Plan was terminated by the Board of Directors of Idetek as to future grants.

    During 1987, the Board of Directors of Idetek approved the 1987 Stock Option Plan (the "1987 Idetek Plan"), which provides for the grant of both incentive and nonqualified stock options. Incentive stock options were granted at the fair market value on the date of grant and expire 10 years from the date of grant. Incentive stock options for greater than 10% shareholders were granted at 110% of the fair market value and expire five years from the date of grant. Nonqualified options were granted at 85% of the fair market value on the date of grant and expire five years from the date of grant. The Company does not intend to grant any options under the 1987 Idetek Plan in excess of the options currently outstanding.

    In February 1996, the Board of Directors of Idetek approved two separate, single participant fixed term incentive stock option agreements with certain of its key executive officers. Options were granted to the individual participant named in the agreement at prices established by the Board of Directors of Idetek and such options expire 10 years from the date of grant.

    In connection with the merger of Idetek and the Company, all outstanding Idetek options became exercisable, in accordance with their original vesting schedule or terms, for shares of the Company's Common Stock at the same rate at which outstanding shares of Idetek common stock were exchanged for shares of the Company's Common

Stock in the merger. In addition, the exercise price for the options was proportionately adjusted in accordance with the adjustment to the number of shares.

    A summary of the status of the Company's stock option plans as of December 31, 1995, 1996 and 1997 and changes during the years then ended is presented in the table and narrative below (in thousands, except weighted average exercise price):

                                                                                       WEIGHTED
                                                                                        AVERAGE
                                                                  NUMBER OF            EXERCISE
                                                                  SHARES               PRICE
                                                                  ---------            --------
          Outstanding, December 31, 1994 ..................         3,991               $ 6.72
               Granted ....................................           859                22.08
               Exercised ..................................          (370)                4.95
               Terminated .................................          (286)                9.89
                                                                    -----               ------
          Outstanding, December 31, 1995 ..................         4,194               $ 9.81
                                                                    =====               ======
          Exercisable, December 31, 1995 ..................         2,081               $ 4.66
                                                                    =====               ======
          Weighted Average Fair Value of Options
            Granted in 1995 ...............................                             $10.99
                                                                                        ======
               Granted ....................................         1,120               $39.91
               Exercised ..................................          (799)                4.39
               Terminated .................................          (163)               13.35
                                                                    -----               ------
          Outstanding, December 31, 1996 ..................         4,352               $18.41
                                                                    =====               ======
          Exercisable, December 31, 1996 ..................         2,038               $ 7.17
                                                                    =====               ======
          Weighted Average Fair Value of Options
            Granted in 1996 ...............................                             $21.84
                                                                                        ======
               Granted ....................................         1,596               $24.14
               Exercised ..................................          (270)                6.64
               Terminated .................................           (97)               21.45
               Canceled on repricing, net .................          (494)               36.85
                                                                    -----               ------
          Outstanding, December 31, 1997 ..................         5,087               $12.98
                                                                    =====               ======
          Exercisable, December 31, 1997 ..................         2,422               $ 9.03
                                                                    =====               ======
          Weighted average fair value of options
            granted in 1997................................                             $ 7.70
                                                                                        ======

    In April 1997 the Company implemented a Stock Option Exchange Program (the "Program") for employees in response to the substantial decline in the trading price of the Company's Common Stock. Under the Program employees could voluntarily exchange unexercised stock options and receive new options at $17.35 per share. Employees also were required to forfeit between 0% and 50% of their options based on their relative position in the Company. There were 2.0 million options with a weighted average exercise price of $36.85 that were exchanged for new options. 494,000 net options to acquire shares were forfeited as a result of the Program. The other terms of the options remained essentially unchanged. The weighted average fair value of the new options granted was $13.00 per share.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants in 1995, 1996 and 1997, respectively: no dividend yield for all years; expected volatility of 45% for 1995 and 1996 and 52% for 1997; risk-free interest rates of 6.38%, 6.18% and 6.33% for 1995, 1996 and 1997, respectively; and expected lives of 5.48 years for 1995 and 1996 and
4.55 for 1997.

    At December 31, 1997, the options outstanding have the following characteristics (shares in thousands):


                                           OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                    ------------------------------------   ----------------------
                                                              WEIGHTED
                                                 WEIGHTED      AVERAGE                  WEIGHTED
                     EXERCISE          NUMBER    AVERAGE     REMAINING      NUMBER       AVERAGE
                      PRICE             OF       EXERCISE    CONTRACTUAL      OF        EXERCISE
                      RANGE            OPTIONS    PRICE         LIFE       OPTIONS       PRICE
                  ---------------     --------   --------   ------------   -------      --------
                 $ 0.50 -- $3.97        727       $ 1.92        2.14         726         $ 1.92
                   5.31 -- 11.38      1,043         7.56        4.79         931           7.33
                  12.00 -- 17.35      2,830        16.40        8.60         538          16.07
                  19.25 -- 78.14        487        21.29        7.27         227          22.07


(g) Employee Stock Purchase Plans

    During 1994, the Board of Directors approved the 1994 Employee Stock Purchase Plan whereby the Company had reserved up to an aggregate of 300,000 shares of Common Stock for issuance in semiannual offerings over a three-year period. During 1997, the Board of Directors approved the 1997 Employee Stock Purchase Plan whereby the Company has reserved and may issue up to an aggregate of 420,000 shares of Common Stock in semiannual offerings. Also during 1997 the Board of Directors approved the 1997 International Employee Stock Purchase Plan whereby the Company has reserved and may issue up to an aggregate of 30,000 shares of Common Stock in semiannual offerings. Stock is sold under each of these plans at 85% of fair market value, as defined. Shares subscribed to and issued under the plans were 35,961 in 1995, 33,281 in 1996 and 119,027 in 1997.

    Under SFAS No. 123, pro forma compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1995, 1996 and 1997, respectively: no dividend yield for all years; an expected life of one year for all years; expected volatility of 45% for 1995 and 1996 and 72% for 1997; and risk-free interest rates of 6.38%, 6.18% and 6.14% for 1995, 1996 and 1997, respectively. The weighted-average fair value of those purchase rights granted in 1995, 1996 and 1997 was $7.98, $10.63 and $7.15 per share, respectively.

(9) PREFERRED STOCK PURCHASE RIGHTS

    On December 17, 1996, the Company adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right for each outstanding share of Common Stock to stockholders of record at the close of business on December 30, 1996. Under certain conditions, each right may be exercised to purchase one one-thousandth of a share of Series A Stock at a purchase price of $200. The rights will be exercisable only if a person or group has acquired beneficial ownership of 20% or more of the Common Stock or commenced a tender or exchange offer that would result in such a person or group owning 30% or more of the Common Stock. The Company generally will be entitled to redeem the rights, in whole, but not in part, at a price of $.01 per right at any time until the tenth business day following a public announcement that a 20% stock position has been acquired and in certain other circumstances.

    If any person or group becomes a beneficial owner of 20% or more of the Common Stock (except pursuant to a tender or exchange offer for all shares at a fair price as determined by the outside members of the Company's Board of Directors), each right not owned by a 20% stockholder will enable its holder to purchase such number of shares of Common Stock as is equal to the exercise price of the right divided by one-half of the current market price of the Common Stock on the date of the occurrence of the event. In addition, if the Company thereafter is acquired in a merger or other business combination with another person or group in which it is not the surviving corporation or in connection with which its Common Stock is changed or converted, or if the Company sells or transfers 50% or more of its assets or earning power to another person, each right that has not previously been exercised will entitle its holder to purchase such number of shares of common stock of such other person as is equal to the exercise price of the right divided by one-half of the current market price of such common stock on the date of the occurrence of the event.

(10) IDEXX RETIREMENT AND INCENTIVE SAVINGS PLAN

    The Company has established the IDEXX Retirement and Incentive Savings Plan (the "401(k) Plan"). Employees eligible to participate in the 401(k) Plan may contribute specified percentages of their salaries, a portion of which will be matched by the Company. In addition, the Company may make contributions to the 401(k) Plan at the discretion of the Board of Directors. There were no discretionary contributions in 1995, 1996 or 1997.

(11) SIGNIFICANT CUSTOMERS

    During each of the years ended December 31, 1995 and 1996 one customer accounted for 11% and 12%, respectively, of the Company's revenue. The significant customer in each year was a wholesale distributor of the Company's products. No customers accounted for greater than 10% of revenue in 1997.

(12) EXPORT SALES

    Domestic and export sales as a percentage of total revenue are as follows:

                                           DECEMBER 31,
                                      ----------------------
                  GEOGRAPHIC AREA     1995     1996     1997
                 -----------------    ----     ----     ----
                 Domestic.........      66%      66%      68%
                 Europe...........      25       22       20
                 All others.......       9       12       12
                                      ----     ----     ----
                                      100%      100%     100%
                                      ===      ====     ====


(13) GEOGRAPHIC INFORMATION

     Revenue, net income (loss) and identifiable assets for the Company's U.S., European and other operations for each of the three years ended December 31, 1997 are summarized as follows:


                                               UNITED STATES     EUROPE         OTHER    ELIMINATIONS   CONSOLIDATED
                                               -------------     -------       -------   ------------   ------------
                YEAR ENDED DECEMBER 31, 1995
                Revenue from unaffiliated
                  locations...............        $128,004       $48,210       $12,388      $     --       $188,602
                Transfers between geographic
                  locations...............          28,521            --            14       (28,535)            --
                                                  --------       -------       -------      --------       --------
                Total revenue.............        $156,525       $48,210       $12,402      $(28,535)      $188,602
                                                  ========       =======       =======      ========       ========
                Net income (loss).........        $ 17,680       $ 4,051       $ (385)      $    148       $ 21,494
                                                  ========       =======       =======      ========       ========
                Identifiable assets.......        $283,836       $20,342       $ 8,331      $     30       $312,539
                                                  ========       =======       =======      ========       ========


                                               UNITED STATES     EUROPE         OTHER    ELIMINATIONS   CONSOLIDATED
                                               -------------     -------       -------   ------------   ------------
                YEAR ENDED DECEMBER 31, 1996
                Revenue from unaffiliated
                  locations...............        $182,094       $59,911       $25,672     $     --        $267,677
                Transfers between geographic
                  locations...............          41,317            56           --        (41,373)            --
                                                  --------       -------       -------      --------       --------
                Total revenue.............        $223,411       $59,967       $25,672      $(41,373)      $267,677
                                                  ========       =======       =======      ========       ========
                Net income (loss).........        $ 28,543       $ 3,051       $ 1,313      $   (266)      $ 32,641
                                                  ========       =======       =======      ========       ========
                Identifiable assets.......        $328,894       $27,889       $17,160      $    (91)      $373,852
                                                  ========       =======       =======      ========       ========

                                               UNITED STATES     EUROPE         OTHER    ELIMINATIONS   CONSOLIDATED
                                               -------------     -------       -------   ------------   ------------
                YEAR ENDED DECEMBER 31, 1997
                Revenue from unaffiliated
                  locations...............        $186,357       $51,287       $25,326      $   --         $262,970
                Transfers between geographic
                  locations...............          39,366         1,330           253       (40,949)            --
                                                  --------       -------       -------      --------       --------
                Total revenue.............        $225,723       $52,617       $25,579      $(40,949)      $262,970
                                                  ========       =======       =======      ========       ========
                Net income (loss).........        $(17,315)      $   838       $(4,338)     $   (305)      $(21,120)
                                                  ========       =======       =======      ========       ========
                Identifiable assets.......        $331,364       $30,526       $15,620      $   (462)      $377,048
                                                  ========       =======       =======      ========       ========


(14) ACCRUED EXPENSES

    Accrued expenses consist of the following (in thousands):

                                                            DECEMBER 31,
                                                         -------------------
                                                           1996       1997
                                                         -------     -------
             Accrued payroll and related expenses ..     $ 6,404     $ 7,174
             Accrued income taxes...................       6,637       6,113
             Accrued non-recurring operating
               charge .............................           --      11,940
             Other accrued expenses................       10,831      16,920
                                                         -------     -------
                                                         $23,872     $42,147
                                                         =======     =======


(15) ACQUISITIONS

(a) Cardiopet Incorporated

    On May 11, 1995, the Company acquired Cardiopet for approximately $3.5 million in cash, notes and assumed debt. Cardiopet is a New Jersey-based company offering cardiology, internal medicine, ultrasound, dermatology and radiology consulting services to veterinarians. The Company has accounted for this acquisition using the purchase method of accounting. The results of operations have been included with those of the Company since May 12, 1995. Pro forma information has not been presented because of immateriality.

(b) Veterinary Reference Laboratories

    The Company's 1996 and 1997 consolidated results of operations include the results of operations of four veterinary reference laboratory businesses acquired in 1996 for aggregate purchase prices of approximately $21.3 million in cash, plus the assumption of certain liabilities.

    The Company's 1997 consolidated results of operations also include the results of operations of a veterinary reference laboratory business acquired in 1997 for an aggregate purchase price of approximately $844,000 in cash, the issuance of $587,000 in unsecured notes payable, plus the assumption of certain liabilities.

    In connection with the acquisitions, the Company entered into non-compete agreements for a period of up to five years with certain of the entities, and their stockholders or former stockholders. The Company has accounted for these acquisitions under the purchase method of accounting. The results of operations of each of these businesses has been included in the Company's consolidated results of operations since each of their respective dates of acquisition. The Company has not presented pro forma financial information relating to any of these acquisitions because of immateriality. These acquisitions are as follows:

   - On March 29, 1996, the Company acquired all of the capital stock of VetLab, Inc. which operated two veterinary reference laboratories in Texas.

   - On April 2, 1996, the Company, through its wholly-owned subsidiary IDEXX Laboratories, Limited, acquired substantially all of the assets and assumed certain of the liabilities of Grange Laboratories Ltd., which operated veterinary reference laboratories in the United Kingdom.

   - On May 15, 1996, the Company acquired all of the capital stock of Veterinary Services, Inc., which operated veterinary reference laboratories in Colorado, Illinois and Oklahoma.

   - On July 12, 1996, the Company acquired substantially all of the assets and assumed certain of the liabilities of CVD, which operated veterinary reference laboratories in Northern California, Oregon and Nevada.

   - On December 1, 1997, the Company, through its wholly-owned subsidiary IDEXX Laboratories Pty. Ltd., acquired certain assets and assumed certain liabilities of Lording & Friend Pty. Ltd. and Clinpath Pty. Ltd. (operating under the name Central Veterinary Diagnostic Laboratory), which operated a veterinary reference laboratory in Australia.

    The VetLab, VSI and CVD businesses are now part of IDEXX Veterinary Services, Inc., a wholly-owned subsidiary of the Company.

(c) Ubitech Aktiebolag

    On July 18, 1996, the Company acquired all of the capital stock of Ubitech Aktiebolag (now named IDEXX Scandinavia AB ("IDEXX AB")) for $400,000 plus the assumption of certain liabilities. IDEXX AB, located in Uppsala, Sweden, manufactures and distributes diagnostic test kits for the livestock industry. The Company has accounted for this acquisition under the purchase method of accounting. The results of operations of IDEXX AB have been included in the Company's consolidated results of operations since the date of acquisition. Pro forma information has not been presented because of immateriality.

(d) Idetek, Inc.

    On August 29, 1996, the Company acquired by merger Idetek by issuing 436,804 shares of its Common Stock, of which approximately 10% are held in escrow, in exchange for all of the outstanding capital stock of Idetek. In addition, outstanding options to purchase shares of Idetek capital stock became options to acquire 110,191 shares of the Company's Common Stock at prices ranging from $3.13 to $78.14. The value of the shares of the Company's Common Stock issued or reserved for issuance as a result of the merger totaled approximately $20 million. Idetek, previously located in Sunnyvale, California, manufactured and distributed detection tests for the food, agricultural and environmental industries. The Company entered into employment agreements for up to three years. The Company has accounted for this acquisition by merger as a "pooling-of-interests". The results of operations of Idetek have been included in the Company's consolidated results of operations since the date of the merger. The Company has not restated its financial statements because of immateriality.

(e) Acumedia Manufacturers, Inc.

    On January 30, 1997, the Company acquired all of the capital stock of Acumedia Manufacturers, Inc. ("Acumedia") for $3.1 million and the issuance of $1.5 million in notes payable. The Company also agreed to pay an additional $250,000 based on the results of operations in each of 1997 and 1998. Based on results for 1997, the Company will pay $250,000, which will be treated as additional purchase price. Any amount paid for 1998 also will be treated as additional purchase price. Acumedia, located in Baltimore, Maryland, manufactures and distributes dehydrated culture media for testing in the food industry. The Company also entered into employment agreements for up to three years with certain former stockholders. The Company has accounted for this acquisition under the purchase method of accounting and the Company has included the results of operations in its consolidated results of operations since the date of acquisition. Pro forma information has not been presented because of immateriality.

(f) Veterinary Practice Management Software Providers

    The Company's consolidated results of operations include the results of operations of two veterinary practice management software businesses acquired in 1997. These businesses were acquired for an aggregate purchase price of approximately $19.5 million in cash. The Company paid an additional $500,000 as additional purchase price in February 1998. In connection with these acquisitions, the Company entered into employment and non-competition agreements for up to three years with certain former stockholders. The Company has not presented pro forma financial information because of immateriality. These acquisitions are as follows:

    - On March 13, 1997, the Company acquired all of the capital stock of National Information Systems Corporation, located in Eau Claire, Wisconsin, which operated under the trade name of Advanced Veterinary Systems ("AVS").

    - On July 18, 1997, the Company acquired all of the capital stock of Professionals' Software, Inc. ("PSI"), located in Effingham, Illinois.

(g) Wintek Bio-Science Inc.

    On July 1, 1997, the Company, through its wholly-owned subsidiary, IDEXX Laboratories (Taiwan), Inc., acquired certain assets and assumed certain liabilities of Wintek Bio-Science Inc. ("Wintek") for $960,000. Wintek, located in Taipei, Taiwan, distributes diagnostic products to veterinarians and hospitals in Taiwan. The Company also entered into employment and non-competition agreements with the owners of Wintek for up to five years. The Company has accounted for this acquisition under the purchase method of accounting and the Company has included the results of operations in its consolidated results of operations since the date of acquisition. Prior to the acquisition, Wintek distributed the Company's products in Taiwan, however, the annual sales of products to Wintek were immaterial. Pro forma information has not been presented because of immateriality.


(16) SERVICE REVENUE

    Service revenue, which includes laboratory service revenue and maintenance and repair revenue, was less than 10% of total revenue in 1995 and 1996. In 1997, service revenue totaled approximately $46.6 million. The cost of service revenue in 1997 totaled approximately $28.4 million.

(17) INFORMATION REGARDING CLASSES OF SIMILAR PRODUCTS OR SERVICES (UNAUDITED)

    Approximately 75%, 72% and 57% of the Company's revenues were derived from the sale of professional office diagnostic products in 1995, 1996 and 1997, respectively, with approximately 46%, 46% and 39% of revenues, respectively, attributable to sales of test kits, and approximately 29%, 27% and 18% of revenues, respectively, attributable to sales of instruments.

    Approximately 15% of the Company's 1997 revenues were derived from veterinary laboratory and consulting services.

(18) SUMMARY OF QUARTERLY DATA (UNAUDITED)

    A summary of quarterly data follows (in thousands, except per share data):


                                                                   1996 QUARTER ENDED
                                                   ---------------------------------------------------
                                                    MARCH 31     JUNE 30     SEPTEMBER 30  DECEMBER 31
                                                   ---------    --------     ------------  -----------
               Revenue............................   $57,400     $65,875       $69,837       $74,565
               Gross profit.......................    32,893      37,295        40,476        43,743
               Operating income...................     9,540      11,078        12,702        13,671
               Net income.........................     6,960       7,893         8,551         9,236
               Earnings per share: Basic..........      0.19        0.21          0.23          0.25
               Earnings per share: Diluted........      0.18        0.20          0.22          0.23



                                                                   1997 QUARTER ENDED
                                                   ---------------------------------------------------
                                                    MARCH 31     JUNE 30     SEPTEMBER 30  DECEMBER 31
                                                   ---------    --------     ------------  -----------
               Revenue............................  $60,534      $58,890       $71,728       $71,818
               Gross profit.......................   31,666       28,914        35,940        32,219
               Operating loss.....................     (273)      (5,235)      (25,986)       (7,436)
               Net income (loss)..................      895       (2,068)      (16,854)       (3,093)
               Earnings (loss) per share: Basic...     0.02        (0.05)        (0.44)        (0.08)
               Earnings (loss) per share: Diluted.     0.02        (0.05)        (0.44)        (0.08)

                                                                     SCHEDULE II



                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)


                                                 BALANCE AT   CHARGED TO               BALANCE
                                                  BEGINNING    COSTS AND               AT END
                                                   OF YEAR     EXPENSES    WRITE-OFFS  OF YEAR
                                                 ----------   ----------   ----------  -------
            Allowance for Doubtful Accounts:
                 December 31, 1995...........     $1,654           944           88     2,510
                 December 31, 1996...........      2,510         1,723          232     4,001
                 December 31, 1997...........      4,001         2,246        1,165     5,082

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

    The Common Stock is quoted on the Nasdaq National Market under the symbol IDXX. The following table sets forth for the periods indicated the high and low closing sale prices per share of the Common Stock as reported on the Nasdaq National Market.

                                             HIGH        LOW
                                           -------     -------
                     CALENDAR 1996
                       First Quarter....   $53 1/2     $40 1/4
                       Second Quarter...    49          37
                       Third Quarter....    46 1/4      30 1/2
                       Fourth Quarter...    45 1/4      30
                     CALENDAR 1997
                       First Quarter....   $38 1/2     $11
                       Second Quarter...    15 7/8       9 1/4
                       Third Quarter....    19 5/8      12 1/4
                       Fourth Quarter...    21 1/8      12 3/4

    As of December 31, 1997, there were 1,654 holders of record of the Company's Common Stock.

    The Company has never paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business.