Form 10-K405, Exhibit 13
period 1998-12-31
IDEXX LABORATORIES INC /DE
filed 1999-03-31
CIK 874716

                                                                      EXHIBIT 13

                             SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company for each of the five years ended December 31, 1998. The selected consolidated financial data presented below in the period have been derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. These financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing elsewhere in this Form 10-K.

                                                           YEARS ENDED DECEMBER 31,
                                           -----------------------------------------------------------
                                             1994        1995        1996         1997          1998
                                           --------    --------    --------    ---------     ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
Revenue .................................  $126,363    $188,602    $267,677    $ 262,970     $ 319,889
Cost of revenue .........................    53,224      80,860     115,770      141,030       158,118
                                           --------    --------    --------    ---------     ---------
Gross Profit ............................    73,139     107,742     151,907      121,940       161,771
Expenses:
     Sales and marketing ................    29,078      47,490      64,450       66,383        61,773
     General and administrative .........    13,112      17,092      28,271       42,930        49,373
     Research and development ...........     8,244      10,192      12,195       17,057        21,523
     Non-recurring operating charge .....        --          --          --       21,300            --
     Write-off of in-process research
       and development...................        --          --          --       13,200        37,162
                                           --------    --------    --------    ---------     ---------

Income (loss) from operations ...........    22,705      32,968      46,991      (38,930)       (8,060)
Interest income, net ....................     1,588       4,068       8,332        6,670         6,877
Arbitration charge ......................     1,459          --          --           --            --
                                           --------    --------    --------    ---------     ---------
Net income (loss) before provision for
  (benefit of) income taxes .............    22,834      37,036      55,323      (32,260)       (1,183)
Provision for (benefit of) income taxes..     9,498      15,542      22,682      (11,140)       14,032
                                           --------    --------    --------    ---------     ---------
Net income (loss) .......................  $ 13,336    $ 21,494    $ 32,641    $ (21,120)    $ (15,215)
                                           ========    ========    ========    =========     =========
Net income (loss) per share:
     Basic ..............................  $   0.42    $   0.65    $   0.88    $   (0.56)    $   (0.40)
Net income (loss) per share:
     Diluted ............................      0.40        0.61        0.83        (0.56)        (0.40)
Weighted average shares outstanding:
     Basic ..............................    31,383      32,946      37,082       37,974        38,513
Weighted average shares outstanding:
     Diluted ............................    33,525      35,362      39,519       37,974        38,513

                                        YEARS ENDED DECEMBER 31,
                          1994        1995        1996        1997        1998
                        --------    --------    --------    --------    --------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)

BALANCE SHEET DATA:
Working capital ....... $ 76,575    $228,565    $250,590    $201,342    $184,845
Total assets ..........  121,741     312,540     373,852     377,048     390,532
Total debt ............       --       1,687       3,000       4,087       9,381
Stockholders' equity ..   99,786     279,125     322,725     302,733     307,840

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*  RESULTS OF OPERATIONS

     The Company operates primarily through two business units: the Veterinary Solutions Group ("VSG") and Food and Environmental Division ("FED"). VSG comprises the Company's veterinary products and services, with the exception of its animal health pharmaceuticals business, and FED comprises the Company's services and products for food and environmental testing. At this time, the Company's animal health pharmaceuticals business is not material to its operations.

1998 Compared to 1997

VETERINARY SOLUTIONS GROUP

     Revenue for the VSG for 1998 increased 24% to $247.6 million from $200.4 million in 1997. The increase in revenue in 1998 compared to 1997 is primarily attributable to increased sales of feline and canine test kits, consumables used in the Company's veterinary instruments, practice information management hardware, software and services resulting from the acquisition of practice information management software companies in the first and third quarters of 1997, and veterinary reference laboratory services. These increases were offset in part by decreased unit sales of veterinary instruments.

     International revenue for VSG increased 4% to $59.8 million, or 24% of total VSG revenue, in 1998, compared to $57.6 million, or 29% of total VSG revenue, in 1997. Revenue increased 1% in Europe and 24% in the Asia-Pacific region (Japan, Taiwan and Australia), while revenue decreased 10% in Canada and South America. In Europe, increased sales of veterinary test kits and consumables and of veterinary laboratory services were offset by a decline in veterinary instrument sales. In the Asia-Pacific region, increased sales of veterinary test kits and consumables and of veterinary laboratory services were partially offset by a decline in instrument sales due to increased competition.

     Gross profit as a percentage of VSG revenue was 50% for 1998 compared to 46% for 1997. Higher sales of higher margin veterinary test kits and consumables were partially offset by increased sales of lower margin veterinary laboratory services and practice information management software products and services.

FOOD AND ENVIRONMENTAL DIVISION

     Revenue for FED for 1998 increased 15% to $71.9 million from $62.3 million in 1997. The increase in revenue in 1998 compared to 1997 is primarily attributable to increased sales of food and environmental testing products, poultry and livestock test kits, and food laboratory testing services principally resulting from the acquisition of Agri-West Food Laboratory in March 1998.

     International revenue for FED increased 16% to $30.2 million, or 42% of total FED revenue, in 1998, compared to $26.0 million, or 42% of total FED revenue, in 1997. Revenue increased 18% in Europe and 26% in Canada and South America, while revenue decreased 4% in the Asia-Pacific region. In Europe, the increase in revenue was primarily attributable to increased sales of food and environmental testing products and poultry and livestock test kits. The decrease in revenue in the Asia-Pacific region is primarily due to decreased sales of food testing instruments, poultry and livestock test kits, and residue test kits partially offset by increased sales of water test kits.

     Gross profit as a percentage of FED revenue was 53% for 1998 and 1997. Increased sales of higher margin water, poultry and livestock kits were offset by a decline in the average unit prices of poultry and livestock kits, which was due to increased competition.

OPERATING EXPENSES

     Sales and marketing expenses were 19% and 25% of revenue in 1998 and 1997, respectively. The decrease as a percentage of revenue and the dollar decrease of $4.6 million were principally attributable to an overall reduction in marketing and sales staff and related expenses resulting from workforce reductions worldwide, partially offset by the inclusion of a full year of expense for the veterinary practice information management software and food laboratory service businesses.

     Research and development expenses were 7% and 6% of revenue in 1998 and 1997, respectively. The increase as a percentage of revenue and the dollar increase of $4.5 million reflected additional resources and related overhead to support product development and the addition of pharmaceutical development expenses associated with the acquisition of Blue Ridge Pharmaceuticals, Inc. ("Blue Ridge") in October 1998.

     General and administrative expenses were 15% and 16% of revenue in 1998 and 1997, respectively. In dollars, general and administrative expenses increased $6.4 million from 1997 to 1998. The increase was principally attributable to an increase in management incentive bonuses from 1997 when no bonuses were paid; additional expenses associated with the expansion of the veterinary laboratory business; and additional general and administrative expenses associated with acquired businesses, principally the acquisition of Blue Ridge in October 1998. These increases were offset in part by a decrease in the provision for bad debts and by a decrease in currency losses.

     On October 1, 1998 the Company acquired Blue Ridge Pharmaceuticals, Inc., a development-stage animal health pharmaceutical company with 11 products in development. At the acquisition date Blue Ridge had no commercially viable products and no historical revenue stream. The Company allocated the aggregate purchase price of $59.2 million plus $300,000 of acquisition costs based on the fair market value of tangible and intangible assets acquired, in accordance with Accounting Principles Board Opinion No. 16 (APB 16). The acquisition was accounted for as a purchase in accordance with APB 16 and the results of operations have been included with the Company's results since the date of acquisition. To value the intangible assets acquired the Company obtained an independent appraisal. That appraisal was performed using proven valuation techniques and supplemental guidance provided by the Securities and Exchange Commission. The aggregate purchase price was allocated as follows (in thousands):

    Current assets, including cash of $1,243                    $ 1,882
    Long-term assets                                                118
    Deferred tax assets                                           3,444
    Current liabilities                                          (3,400)
    Intangibles                                                     200
    In-process research and development                          37,162
    Goodwill                                                     20,094
                                                                =======
                                                                $59,500
                                                                =======

     Intangibles include $37.2 million for purchased in-process research and development for projects that do not have future alternative uses. This allocation represents the estimated fair value based on risk-adjusted cash flows, adjusted using percentage of completion methodology (see below), related to the in-process research and development projects. The development of these projects had not yet reached technological feasibility and the in-process research and development had no alternative uses. Accordingly, these costs were expensed as of the acquisition date in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

     Eight of the eleven projects are pharmaceuticals for companion animals, including horses, and three of the eleven projects are pharmaceuticals for food animals. These projects use a combination of proprietary compounds and novel delivery systems. To be sold commercially the products must be approved by the Center for Veterinary Medicine (CVM), which is the agency within the Food and Drug Administration (FDA) that is responsible for managing approval of new animal drugs. There are five types of data that must be provided to the FDA and the CVM prior to approval. These include 1) efficacy, 2) safety to the animals to be treated, 3) safety to the humans who will consume the animal or its products (if applicable), 4) safety to the environment and 5) good manufacturing practices (quality control of production to assume a consistent product). The Company utilizes clinical studies to support its applications for approval. The companion animal projects range from 19% to 78% complete, while the food animal projects range from 78% to 93% complete.

     These projects are unique and complex and frequently require modification to the product and the manufacturing process before satisfactory clinical results can be obtained. The delay in obtaining satisfactory data can result from any of the five items discussed above and frequently satisfactory results cannot be obtained.

     The in process research and development charge attributable to the companion animal projects totals approximately $33.1 million, and these projects will require expenditures of $500,000 in 1999, $700,000 in 2000, and $100,000 in 2001. The intangible asset attributable to the food animal projects totals approximately $4.1 million, and these projects will require expenditures of $250,000 in 1999 and $50,000 in 2000. Management believes that it is positioned to complete each of the major research and development programs. These estimates are subject to change, given the uncertainties of the development process and no assurance can be given that deviations from these estimates will not occur. Additionally, these projects will require maintenance expenditures when and if they have reached a state of technological and commercial feasibility and there is no assurance that each project will meet either technological or commercial success. The Company projects that it will first realize revenue from certain companion animal projects in 1999 with no significant revenue until 2000. The Company also projects that it will first realize revenue from certain food animal projects in 2000 with no significant revenue until 2001.

     The value assigned to purchased in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products, estimating the percentage of completion at the acquisition date, estimating the resulting net risk-adjusted cash flows from the projects considering the percentage of completion and discounting the net cash flows to their present value. The percentage of completion for each project was estimated using costs incurred to date compared to estimated costs at completion. The revenue projections used to value the in-process research and development are based on estimates of relevant market sizes and growth factors and nature and expected timing of new products. The rate utilized to discount the net cash flows to their present value is based on the weighted average cost of capital adjusted to consider the risk associated with these technologies. The Company used a 20% discount factor to value this in-process research and development.

     The forecasts used by the Company in valuing in-process research and development were based upon assumptions the Company believes to be reasonable but which are inherently uncertain and unpredictable. The Company's assumptions may be incomplete or inaccurate and unanticipated events and circumstances are likely to occur. For these reasons, actual results may vary significantly from the projected results.

     Net interest income was $6.9 million in 1998 compared to $6.7 million in 1997. The increase in interest income is due to higher cash and investment balances during 1998 compared to 1997.

     The Company's effective tax rate was 39% before the write-off of in-process research and development in 1998 compared to 40% before the write-off of in-process research and development in 1997. The decrease in the effective tax rate was primarily attributable to income generated in states with lower state income tax rates and the utilization of previously unavailable Federal research and development credits.

1997 Compared to 1996

VETERINARY SOLUTIONS GROUP

     Revenue for VSG for 1997 decreased 7% to $200.4 million from $215.5 million in 1996. The decrease in revenue in 1997 compared to 1996 is primarily attributable to decreased sales of veterinary instruments and feline and canine test kits. Veterinary instrument sales decreased 42%. The decrease principally related to sales of fewer units and, to a lesser degree, lower average unit prices for those instruments. The lower feline and canine product sales were principally due to a program designed to reduce U.S. distributor inventories of these products. Sales of these products decreased 34% and 27%, respectively. These decreases were offset in part by increased sales of veterinary laboratory services, resulting from the inclusion of a full year of revenues from the four veterinary laboratories acquired in 1996, and the inclusion of revenue from the veterinary practice information management software companies acquired in the first and third quarters of 1997.

     International revenue for VSG decreased 18% to $57.6 million, or 29% of total VSG revenue, in 1997, compared to $70.5 million, or 33% of total VSG revenue, in 1996. Revenue decreased 22% in Europe and 16% in the Asia-Pacific region, while revenue increased 10% in Canada and South America. The decrease in sales in Europe and the Asia-Pacific region principally relates to fewer unit sales of veterinary instruments and, to a lesser extent, feline test kits.

     Gross profit as a percentage of VSG revenue was 46% for 1997 compared to 57% for 1996. The decrease in gross margin is due to less efficient manufacturing operations caused by lower production volumes; declining average sale prices of veterinary instruments; the revenue mix impact of lower sales of higher margin veterinary test products, offset by higher sales of lower margin veterinary laboratory services and practice information management software products and services; an increase in fixed costs associated with expansion of the veterinary laboratory business; and certain fixed veterinary service and repair costs spread over lower veterinary sales volumes.

FOOD AND ENVIRONMENTAL DIVISION

     Revenue for FED for 1997 increased 21% to $62.3 million from $51.6 million in 1996. The increase in revenue in 1997 compared to 1996 is primarily attributable to higher unit sales of food and environmental testing products, food testing consumables, and poultry and livestock test kits, partially offset by a decline in average unit price of poultry and livestock kits.

     International revenue for FED increased 26% to $26.0 million, or 42% of total FED revenue, in 1997, compared to $20.7 million, or 40% of total FED revenue, in 1997. Revenue increased 15% in Europe, 24% in the Asia-Pacific region, and 56% in Canada and South America. The revenue increases in Europe, the Asia-Pacific region, and in Canada and South America are primarily attributable to increased sales of food and environmental testing products.

     Gross profit as a percentage of FED revenue was 53% for 1997 compared to 57% for 1996. The decrease in gross margin is due to less efficient manufacturing operations caused by lower production volumes, combined with unfavorable revenue mix impact.

OPERATING EXPENSES

     Sales and marketing expenses were 25% and 24% of revenue in 1997 and 1996, respectively. The increase as a percentage of revenue and the dollar increase of $1.9 million were principally attributable to domestic sales and marketing costs remaining constant while revenue from veterinary test products and veterinary instruments declined and to additional sales and marketing expenses associated with the veterinary laboratory businesses acquired in 1996 and veterinary practice information management software businesses acquired in 1997, offset in part by reductions in European sales and marketing expenses resulting from workforce reductions.

     Research and development expenses were 6% and 5% of revenue in 1997 and 1996, respectively. The increase as a percentage of revenue and the dollar increase of $4.9 million reflected additional resources and related overhead to support product development and the addition of veterinary practice information management software development expenses associated with the acquisitions of the veterinary practice information management software businesses discussed above.

     General and administrative expenses were 16% and 11% of revenue in 1997 and 1996, respectively. The increase as a percentage of revenue and the dollar increase of $14.7 million were principally attributable to additional general and administrative expense associated with acquired businesses, principally veterinary laboratory businesses and veterinary practice information management software businesses; additional expenses associated with geographic expansion; additional amortization of goodwill and other intangibles associated with business acquisitions; currency losses; and an additional provision for bad debts. These increases were offset in part by a reduction in management bonuses.

     During 1997 the Company recorded a non-recurring operating charge of $34.5 million. The non-recurring operating charge included a $13.2 million write-off of in process research and development (see below) and $21.3 million of the write-downs and write-offs of certain assets and the accrual of costs related to a significant workforce reduction. The $21.3 million charge includes approximately $8.0 million to settle a patent infringement lawsuit brought by Barnes-Jewish Hospital, including associated legal costs; approximately $9.0 million in severance benefits and related costs associated with workforce reductions in veterinary practice information management software businesses, veterinary laboratory businesses and certain other domestic and international operations, and other facility closures; approximately $2.7 million to provide for idle capacity and lease terminations resulting from consolidation of veterinary practice information management software operations and the closing of the Company's Sunnyvale, California research and development facility; and approximately $1.6 million to write off assets associated with technology no longer pursued by the Company. Also in conjunction with the non-recurring charge, the Company provided a $2.9 million charge to cost of sales to provide for inventory related issues.

     During 1997 the Company acquired two veterinary practice information management software businesses. The Company allocated the aggregate purchase price of $19.8 million plus $200,000 of acquisition costs based on the fair market value of tangible and intangible assets acquired, in accordance with Accounting Principles Board Opinion No. 16 (APB 16). The acquisition was accounted for as a purchase in accordance with APB 16 and the results of operations have been included with the Company's results since the dates of acquisition. To value the intangible assets acquired the Company obtained an independent appraisal. That appraisal was performed using proven valuation techniques and methodologies generally accepted in industry. The aggregate purchase price was allocated as follows (in thousands):

     Current assets, including cash of $848                $  8,172
     Long-term assets                                           789
     Current liabilities                                    (13,377)
     Intangibles                                              3,650
     In-process research and development                     13,200
     Goodwill                                                 7,566
                                                           ========
                                                           $ 20,000
                                                           ========

     Intangibles include $13.2 million for purchased in-process research and development for projects that do not have future alternative uses. This allocation represents the estimated fair value based on risk-adjusted cash flows related to the in-process research and development projects. The development of these projects had not yet reached technological feasibility and the in-process research and development had no alternative uses. Accordingly, these costs were expensed as of the acquisition date in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

     The two projects consisted of practice information management software programs and related modules. These products are used by veterinarians to manage and operate their veterinary clinics. These projects are unique and complex and frequently require modification to the product before the products are ready for commercial markets.

     These projects were projected to require expenditures of $500,000 in 1997 and $1.5 million in 1998. Actual expenses approximated these projections. These projects have been substantially completed in accordance with the original plans. Management believes the long- term plans for this business continue to be substantially consistent with the original plan. These projects will require maintenance expenditures to maintain commercial status and there is no assurance that each product will meet commercial success. The Company realized revenue from these products in 1999.

     The value assigned to purchased in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net risk-adjusted cash flows from the projects and discounting the net cash flows to their present value. The revenue projections used to value the in-process research and development are based on estimates of relevant market sizes and growth factors and nature and expected timing of new products. The rate utilized to discount the net cash flows to their present value is based on the weighted average cost of capital adjusted to consider the risk associated with these technologies. The Company used a 20% discount factor to value this in-process research and development.

     The forecasts used by the Company in valuing in-process research and development were based upon assumptions the Company believes to be reasonable but which are inherently uncertain and unpredictable. The Company's assumptions may be incomplete or inaccurate and unanticipated events and circumstances are likely to occur. For these reasons, actual results may vary significantly from the projected results.

     Net interest income was $6.7 million in 1997 compared to $8.3 million in 1996. The decrease in interest income was due to lower cash and investment balances during 1997 compared to 1996, due to cash invested in business acquisitions and in additional fixed assets.

     The Company's effective tax rate was 40% before the write-off of in-process research and development in 1997 compared to 41% in 1996. The decrease in the effective rate was primarily attributable to income generated in states with lower state income tax rates.


*  LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1998, the Company had $138.4 million of cash, cash equivalents, and short-term investments and $184.8 million of working capital.

     The Company's total capital budget for 1998 is approximately $15.0 million. Under the terms of certain supply agreements with suppliers of the Company's hematology instruments and consumables, slides for its VetTest instruments and certain raw materials, the Company has aggregate commitments to purchase approximately $34.1 million of products in 1999.

     The Company believes that current cash and short-term investments, which include net proceeds from the offering of the Company's Common Stock in 1995, and funds generated from operations, will be sufficient to fund the Company's operations for the foreseeable future.

*  FUTURE OPERATING RESULTS

     The future operating results of the Company are subject to a number of factors, including without limitation the following:

     The Company's business has grown significantly over the past several years as a result of both internal growth and acquisitions of products and businesses. The Company has consummated a number of acquisitions since 1992, including six acquisitions in 1996, five acquisitions in 1997 and two acquisitions in 1998, and plans to make additional acquisitions. Identifying and pursuing acquisition opportunities, integrating acquired products and businesses, and managing growth require a significant amount of management time and skill. There can be no assurance that the Company will be effective in identifying and effecting attractive acquisitions, assimilating acquisitions or managing future growth.

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

     The Company's future success will depend in part on its ability to continue to develop new products and services both for its existing markets and for any new markets the Company may enter in the future. The Company believes that it has established a leading position in many of the markets for its animal health diagnostic products and services, and the maintenance and any future growth of its position in these markets is dependent upon the successful development and introduction of new products and services. The Company also plans to devote significant resources to the growth of its veterinary laboratory business, veterinary practice information management software business, animal health pharmaceuticals business and its business in the food, hygiene and environmental markets, where the Company's operating experience and product and technology base are more limited than in its animal health diagnostic product markets. There can be no assurance that the Company will successfully complete the development and commercialization of products and services for existing and new businesses.

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

     From time to time the Company receives notices alleging that the Company's products infringe third party proprietary rights. In particular, the Company has received notices claiming that certain of the Company's immunoassay products infringe third-party patents. Except as noted in "Notes to Consolidated Financial Statements" with respect to the patent infringement suit filed by Synbiotics Corporation, the Company is not aware of any pending litigation with respect to such claims. Patent litigation frequently is complex and expensive and the outcome of patent litigation can be difficult to predict. There can be no assurance that the Company will prevail in any infringement proceedings that have been or may be commenced against the Company, and an adverse outcome may preclude the Company from selling certain products or require the Company to pay damages or make additional royalty or other payments with respect to such sales. In addition, from time to time other types of lawsuits are brought against the Company, wherein an adverse outcome could adversely affect the Company's results of operations.

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

     In 1998, international revenue was $88.7 million and accounted for 28% of total revenue, and the Company expects that its international business will continue to account for a significant portion of its total revenue. Foreign regulatory bodies often establish product standards different from those in the United States, and designing products in compliance with such foreign standards may be difficult or expensive. Other risks associated with foreign operations include possible disruptions in transportation of the Company's products, the differing product and service needs of foreign customers, difficulties in building and managing foreign operations, fluctuations in the value of foreign currencies, import/export duties and quotas, and unexpected regulatory, economic or political changes in foreign markets.

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

*  YEAR 2000

     Historically, certain computer programs have been written using two digits, rather than four digits, to define the applicable year. This could lead, in many cases, to a computer's recognizing a date using "00" as 1900 rather than the year 2000. This phenomenon could result in major computer system failures or miscalculations, and is generally referred to as the "Year 2000" problem or issue. The following discussion first summarizes the Company's efforts to identify and resolve Year 2000 issues associated with the Company's information technology (IT) and non-IT internal systems, the products and services sold by the Company, and the products and services supplied by outside vendors, and then addresses total costs, most reasonably likely worst case scenarios, contingency plans, and the basis for current estimates relating to such efforts.

     The Company's worldwide accounting system is Year 2000 ready, and throughout 1999 the Company expects to complete implementation of any needed Year 2000 related modifications to its other IT systems. The Company is also currently assessing its internal non-IT systems and expects to complete testing and any needed modifications to these systems prior to 2000. Although the Company does not believe that it will incur material costs or experience material disruptions in its business associated with preparing its internal systems for the Year 2000, there can be no assurances that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems, which are composed of third party software, third party hardware that contains embedded software and the Company's own software products.

     The Company's Year 2000 effort has included testing products currently or recently offered by the Company for Year 2000 issues. All of the Company's current product offerings are Year 2000 ready. For products that were identified as needing updates to address Year 2000 issues, the Company has prepared updates or has removed such products from its product offerings. Some of the Company's customers, including users of older practice information management systems, are using product versions that the Company will not support for Year 2000 issues; the Company is encouraging these customers to migrate to current product versions that are Year 2000 ready. Notwithstanding these efforts, there can be no guarantee that one or more current Company products do not contain Year 2000 issues that may result in material costs to the Company.

     Because a portion of the Company's business involves the sale of software systems, the Company's risk of being subjected to lawsuits relating to Year 2000 issues with its software products is likely to be greater than that of companies that do not sell software products. Because computer systems may involve different hardware, firmware and software components from different manufacturers, it may be difficult to determine which component in a computer system may cause a Year 2000 issue. As a result, the Company may be subjected to Year 2000 related lawsuits independent of whether its products and services are Year 2000 ready. The outcomes of any such lawsuits and the impact on the Company cannot be determined at this time.

     The Company has queried its important suppliers and vendors to assess their Year 2000 readiness. To date, the Company is not aware of any problems that would materially impact results of operations, liquidity, or capital resources. However, the Company has no means of ensuring that these suppliers and vendors will be Year 2000 ready. The inability of those parties to complete their Year 2000 resolution process could materially impact the Company. The Company is currently querying key resellers of Company products regarding Year 2000 readiness. No assurances can be given regarding the state of readiness of such resellers.

     The Company's total cost relating to Year 2000 related activities has not been and is not expected to be material to the Company's financial position, results of operations, or cash flows. The Company believes that necessary modifications will be made on a timely basis. However, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of such modifications, or that the Company's suppliers, resellers and customers will adequately prepare for the Year 2000 issue. It is possible that any such delays, increased costs, or supplier, reseller or customer failures could have a material adverse impact on the Company's operations and financial results.

     The most reasonable likely worst case Year 2000 scenarios for the Company would include: (i) the failure of infrastructure services provided by government agencies and other third parties (e.g., electricity, phone service, water, transport, material delivery, security systems, etc.), (ii) corruption of data contained in the Company's internal information systems, and (iii) hardware failure. The Company is currently developing a contingency plan in the event certain internal or external systems are not Year 2000 ready. However, if the Company does not become Year 2000 ready in a timely manner, the Year 2000 issue could have a material adverse impact on the Company's operations by, for example, impacting the Company's ability to deliver products or services to its customers.

     Current estimates of the costs of the project and the information on which the Company believes it will complete the Year 2000 modifications are based on certain assumptions regarding future events, including the continued availability of certain resources, assurances received from third parties, and other factors. However, there can be no guarantee that these estimates will be achieved or that this information is accurate, and therefore the actual results could differ materially from those anticipated. Specific factors might include, but are not limited to, the availability and cost of personnel trained in this area, the degree of cooperation and preparedness of third parties, the ability to locate and correct all relevant computer codes, and other uncertainties.

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

                                                                                           PAGE

         *     Report of Independent Public Accountants..............................       12
         *     Consolidated Balance Sheets as of December 31, 1997 and 1998..........       13
         *     Consolidated Statements of Operations for the Years Ended December 31,
                   1996, 1997 and 1998.................................................     14
         *     Consolidated Statements of Stockholders' Equity for the Years Ended
                   December 31, 1996, 1997 and 1998....................................     15
         *     Consolidated Statements of Cash Flows for the Years Ended December 31,
                   1996, 1997 and 1998.................................................     16
         *     Notes to Consolidated Financial Statements............................       17
         *     Schedule II
                   Valuation and Qualifying Accounts...................................     37

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To IDEXX Laboratories, Inc.:

     We have audited the accompanying consolidated balance sheets of IDEXX Laboratories, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IDEXX Laboratories, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

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

Boston, Massachusetts
February 5, 1999

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                          DECEMBER 31,
                                                                      ---------------------
                                                                        1997         1998
                                                                      --------     --------
                                        ASSETS
Current Assets:
     Cash and cash equivalents ...................................    $106,972     $109,063
     Short-term investments ......................................      35,502       29,290
     Accounts receivable, less reserves of $5,082 and
        $5,368 in 1997 and 1998, respectively ....................      47,341       47,947
     Inventories .................................................      60,174       55,428
     Deferred income taxes .......................................      15,396       13,965
     Other current assets ........................................       8,832        7,653
                                                                      --------     --------
          Total current assets ...................................     274,217      263,346
                                                                      --------     --------
Long-Term Investments ............................................      11,134       17,297
Property and Equipment, at cost:
     Land ........................................................       1,193        1,197
     Buildings ...................................................       4,462        4,487
     Leasehold improvements ......................................      16,596       17,629
     Machinery and equipment .....................................      25,432       31,917
     Construction in progress ....................................       1,390        1,840
     Office furniture and equipment ..............................      23,731       25,423
                                                                      --------     --------
                                                                        72,804       82,493
     Less-- Accumulated depreciation and amortization ............      30,387       41,013
                                                                      --------     --------
                                                                        42,417       41,480
Other Assets, net ................................................      49,280       68,409
                                                                      --------     --------
                                                                      $377,048     $390,532
                                                                      ========     ========

                LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable ............................................    $ 12,472     $ 26,816
     Accrued expenses ............................................      42,147       32,046
     Current portion of long-term debt ...........................       2,647        5,190
     Deferred revenue ............................................      15,609       14,449
                                                                      --------     --------
          Total current liabilities ..............................      72,875       78,501
                                                                      --------     --------
Long-term debt, net of current portion ...........................       1,440        4,191
Commitments and Contingencies (Note 5)
Stockholders' Equity:
     Preferred Stock, $1.00 par value -- Authorized -- 500 shares
       None issued and outstanding ...............................          --           --
    Series A Junior Participating Preferred Stock, $1.00 par value
       Designated -- 100 shares of Preferred Stock
       None issued and outstanding ...............................          --           --
    Common Stock, $0.10 par value -- Authorized -- 60,000 shares
       Issued and outstanding 38,169 shares in 1997 and 38,831
       shares in 1998 ............................................       3,817        3,883
    Additional paid-in capital ...................................     257,275      276,296
    Retained earnings ............................................      46,256       31,041
    Accumulated other comprehensive income (loss) ................      (4,615)      (3,380)
                                                                      --------     --------
          Total stockholders' equity .............................     302,733      307,840
                                                                      --------     --------
                                                                      $377,048     $390,532
                                                                      ========     ========



The accompanying notes are an integral part of these consolidated financial statements.

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEARS ENDED DECEMBER 31,
                                                                 -----------------------------
                                                                   1996      1997       1998
                                                                 --------  --------   --------

         Revenue............................................     $267,677  $262,970   $319,889
         Cost of revenue....................................      115,770   141,030    158,118
                                                                 --------  --------   --------
              Gross profit..................................      151,907   121,940    161,771
                                                                 --------  --------   --------
         Expenses:
              Sales and marketing...........................       64,450    66,383     61,773
              General and administrative....................       28,271    42,930     49,373
              Research and development......................       12,195    17,057     21,523
              Non-recurring operating charge................           --    21,300         --
              Write-off of in-process research and
              development...................................           --    13,200     37,162
                                                                 --------  --------   --------
                   Income (loss) from operations............       46,991   (38,930)    (8,060)
         Interest income, net...............................        8,332     6,670      6,877
                                                                 --------  --------   --------
                   Net income (loss) before provision for
                     (benefit of) income taxes..............       55,323   (32,260)    (1,183)
         Provision for (benefit of) income taxes............       22,682   (11,140)    14,032
                                                                 --------  --------   --------
                   Net income (loss)........................     $ 32,641  $(21,120)  $(15,215)
                                                                 ========  ========   ========
         Earnings (loss) per share: Basic...................     $   0.88  $  (0.56)  $  (0.40)
                                                                 ========  ========   ========
         Earnings (loss) per share: Diluted.................     $   0.83  $  (0.56)  $  (0.40)
                                                                 ========  ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           COMMON STOCK
                                      --------------------
                                                                                    ACCUMULATED
                                                            ADDITIONAL                  OTHER         TOTAL
                                        NUMBER     $0.10      PAID-IN     RETAINED  COMPREHENSIVE  STOCKHOLDERS'
                                      OF SHARES  PAR VALUE    CAPITAL     EARNINGS  INCOME (LOSS)     EQUITY
                                      ---------  ---------  ----------    --------  -------------  -------------
BALANCE, December 31, 1995 ..........    36,549    $3,655    $230,806     $ 45,222     $  (558)     $279,125

   Issuance of Common Stock for
     acquisition of Idetek, Inc. ....       393        39      10,539      (10,487)         --            91
   Exercise of stock options,
     including the tax benefit ......       832        83      11,773           --          --        11,856
   Comprehensive income:
     Net income .....................        --        --          --       32,641          --            --
     Translation adjustment .........        --        --          --           --        (988)           --
     Total Comprehensive income  ....        --        --          --           --          --        31,653
                                         ------    ------    --------     --------     -------      --------
BALANCE, December 31, 1996 ..........    37,774     3,777     253,118       67,376      (1,546)      322,725

   Issuance of common stock in
     settlement of VetTest ..........         6         1          87           --          --            88
     acquisition
   Exercise of stock options,
     including the tax benefit ......       389        39       4,070           --          --         4,109
   Comprehensive loss:
     Net loss .......................        --        --          --      (21,120)         --            --
     Translation adjustment .........        --        --          --           --      (3,069)           --
     Total Comprehensive loss .......        --        --          --           --          --       (24,189)
                                         ------    ------    --------     --------     -------      --------
BALANCE, December 31, 1997 ..........    38,169     3,817     257,275       46,256      (4,615)      302,733

   Issuance of common stock in
     settlement of Idetek, Inc.,
     escrow  ........................        22         2          (2)          --          --            --
   Issuance of common stock and
     warrants for acquisition of
     Blue Ridge Pharmaceuticals,
     Inc. ...........................        --        --      12,323           --          --        12,323
   Exercise of stock options,
     including the tax benefit ......       640        64       6,700           --          --         6,764
   Comprehensive loss:
     Net loss .......................        --        --          --      (15,215)         --            --
     Translation adjustment .........        --        --          --           --       1,235            --
     Total Comprehensive loss .......        --        --          --           --          --       (13,980)
                                         ------    ------    --------     --------     -------      --------
BALANCE, December 31, 1998 ..........    38,831    $3,883    $276,296     $ 31,041     $(3,380)     $307,840
                                         ======    ======    ========     ========     =======      ========

The accompanying notes are an integral part of these consolidated financial statements.

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                               YEARS ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            1996         1997         1998
                                                          --------     --------     --------

Cash Flows From Operating Activities:
  Net income (loss) ...................................   $ 32,641     $(21,120)    $(15,215)
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities
      Depreciation and amortization ...................     10,390       14,425       15,887
  Non-cash portion of non-recurring operating charge ..         --        1,600           --
  Non-cash write-off of in-process research and
    development .......................................         --       13,200       37,162
  Changes in assets and liabilities, net of
    acquisition(s)
      Accounts receivable .............................    (18,875)      23,712         (528)
      Inventories .....................................    (19,246)     (11,218)       4,949
      Other current assets ............................     (6,370)      (8,400)       2,781
      Accounts payable ................................      6,062       (7,200)      14,344
      Accrued expenses ................................      9,349        8,983      (12,150)
      Deferred revenue ................................      1,299         (483)      (1,160)
                                                          --------     --------     --------
        Net cash provided by operating activities .....     15,250       13,499       46,070
                                                          --------     --------     --------
Cash Flows From Investing Activities:
  Decrease (increase) in investments, net .............     (5,116)       6,515           48
  Purchases of property and equipment .................    (11,783)     (12,507)      (8,992)
  Increase in other assets ............................     (1,859)      (3,699)        (369)
  Acquisition(s) of business(es), net of
   cash acquired ......................................    (19,709)     (23,047)     (39,091)
                                                          --------     --------     --------
      Net cash used in investing activities ...........    (38,467)     (32,738)     (48,404)
                                                          --------     --------     --------
Cash Flows From Financing Activities:
  Proceeds from repayment of notes payable ............     (1,887)      (1,509)      (2,529)
  Proceeds from the exercise of stock options .........      4,580        3,048        5,756
                                                          --------     --------     --------
      Net cash provided by financing activities .......      2,693        1,539        3,227
                                                          --------     --------     --------
Net effect of Exchange Rate Changes ...................       (987)      (3,069)       1,198
                                                          --------     --------     --------
Net Increase (Decrease) in Cash and Cash Equivalents ..    (21,511)     (20,769)       2,091
Cash and Cash Equivalents, Beginning of Year ..........    149,252      127,741      106,972
                                                          --------     --------     --------
Cash and Cash Equivalents, End of Year ................   $127,741     $106,972     $109,063
                                                          ========     ========     ========
Supplemental Disclosure of Cash Flow Information:
  Interest paid during the year .......................   $    299     $    405     $    369
                                                          ========     ========     ========
  Income taxes paid during the year ...................   $ 12,883     $  8,706     $ 17,385
                                                          ========     ========     ========
Supplemental Disclosure of Noncash Financing Activity:
  Issuance of common stock for acquisition of
    Idetek, Inc. ......................................   $     91     $     --     $     --
                                                          ========     ========     ========
  Issuance of common stock in settlement of VetTest
    Acquisition .......................................   $     --     $     88     $     --
                                                          ========     ========     ========
  Issuance of notes, common stock and warrants for
    acquisition of Blue Ridge Pharmaceuticals, Inc. ...   $     --     $     --     $ 20,153
                                                          ========     ========     ========


The accompanying notes are an integral part of these consolidated financial statements.

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     IDEXX Laboratories, Inc. and subsidiaries (the "Company") develop, manufacture and distribute products and provide services for the veterinary, food and environmental markets. In the veterinary market the Company develops, manufactures and distributes biology-based detection systems, develops and distributes chemistry-based detection systems, provides laboratory testing and specialized consulting services and develops and distributes veterinary practice information management software systems and provides related services. In the food and environmental market the Company develops, manufactures and distributes biology-based detection systems and provides laboratory testing and specialty consulting services. The Company also develops animal health pharmaceuticals. The Company's products and services are sold worldwide.

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

(b) Inventories

     Inventories include material, labor and overhead, and are stated at the lower of cost (first-in, first-out) or market. The components of inventories are as follows (in thousands):


                                                       DECEMBER 31,
                                                   -------------------
                                                     1997        1998
                                                   -------     -------

                Raw materials.............         $ 9,235     $11,342
                Work-in-process...........           8,421       5,784
                Finished goods............          42,518      38,302
                                                   -------     -------
                                                   $60,174     $55,428
                                                   =======     =======

(c) Depreciation and Amortization

     The Company provides for depreciation and amortization using the declining-balance and straight-line methods by charges to operations in amounts that allocate the cost of property and equipment over their estimated useful lives as follows:

                                                             ESTIMATED
                         ASSET CLASSIFICATION               USEFUL LIFE
                         --------------------               -----------

                 Leasehold improvements..............      Life of lease
                 Machinery and equipment.............      3-5 Years
                 Office furniture and equipment......      5-7 Years
                 Buildings...........................      40 Years

(d) Other Assets

     Other assets are as follows (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                       DESCRIPTION         USEFUL LIFE       1997       1998
                       -----------         -----------     -------    -------

                Patents and trademarks..   10 Years        $ 9,348    $ 9,372
                Goodwill................   5-40 Years       32,256     54,697
                Non-compete agreements..   3-5 Years         4,000      4,330
                Other intangibles.......   5-10 Years        8,665     11,259
                                                           -------    -------
                                                            54,269     79,658
                Accumulated amortization                    14,219     21,858
                                                           -------    -------
                Intangible assets, net..                   $40,050    $57,800
                Other assets............                     9,230     10,609
                                                           -------    -------
                                                           $49,280    $68,409
                                                           =======    =======

     Substantially all of the patents and trademarks were acquired in connection with the acquisition of a product line of VetTest S.A. ("VetTest") in 1992. Other intangibles include subscriber lists, existing technology intangible assets, and prepaid royalties. Other assets include long-term deferred tax asset, long-term non-trade receivables and long-term deposits. Amortization of intangible assets was $3.4 million, $5.0 million and $6.0 million for the years ended December 31, 1996, 1997 and 1998, respectively. The Company continually assesses the realizability of these assets in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and determined that no impairment has occurred.

(e) Stock-Based Compensation Plans

     The Company accounts for stock-based compensation plans under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under SFAS No. 123, the Company elected the disclosure method and will continue to account for stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees (See Note 9).

(f) Income Taxes

     The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. This statement requires that the Company recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences and carryforwards to the extent they are realizable (See Note 2).

(g) Revenue Recognition

     The Company recognizes product revenue at the time of shipment. The Company recognizes revenue from non-cancellable software licenses upon product shipment as collection is probable and no significant vendor obligations remain at the time of shipment. Service revenue is recognized at the time the service is performed. Service and maintenance revenue is billed in advance and recognized over the life of the contracts, usually one year or less.

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

(i) Foreign Currency Translation and Foreign Exchange Contracts

     Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average of exchange rates in effect during the period. Cumulative translation gains and losses are shown in the accompanying consolidated balance sheets as a separate component of stockholders' equity. Exchange gains and losses arising from transactions denominated in foreign currencies are included in current operations. Included in general and administrative expenses are foreign currency transaction gains of $369,000 and losses of $511,000 and $127,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

     The Company enters into foreign currency exchange contracts of its anticipated intercompany and third party inventory purchases for the next twelve months in order to minimize the impact of foreign currency fluctuations on these transactions. The Company's accounting policies for these contracts are based on the Company's designation of such instruments as hedging transactions which are supported by firm third-party purchases. The Company also utilizes some natural hedges to mitigate its transaction and commitment exposures. The contracts the Company enters into are firm foreign currency commitments, and therefore market gains and losses are deferred until the contract matures, which is the period the related obligation is settled. The Company enters into these exchange contracts with large multinational financial institutions. As of December 31, 1997 and 1998, the deferred gains on these contracts totaled $280,000 and $28,000, respectively, and the foreign currency contracts, which extend through December 31, 1998 and 1999, respectively, consisted of the following (in thousands):

                             CURRENCY SOLD          US DOLLAR EQUIVALENT
                             -------------          --------------------
                                                       1997      1998
                                                     -------    ------
                       Pound sterling............... $ 5,001    $   --
                       Deutsche mark................   4,044        --
                       Canadian dollar..............   3,690        --
                       French franc.................   2,352        --
                       Australian dollar............   1,791     2,394
                       Japanese Yen.................      --     2,469
                                                     -------    ------
                                                     $16,878    $4,863
                                                     =======    ======

(j) Disclosure of Fair Value of Financial Instruments and Concentration of Credit Risk

     Financial instruments, which potentially expose the Company to concentrations of credit risk, consist mainly of cash and cash equivalents, accounts receivable, accounts payable and notes payable. The Company does not believe significant credit risk exists at December 31, 1998. The carrying amounts of the Company's financial instruments approximate fair market value.

(k) Earnings (Loss) per Share

     During 1997 the Company adopted the provisions of SFAS No. 128 Earnings Per Share and retroactively restated all prior periods in accordance with SFAS No.
128. In accordance with SFAS No. 128, basic earnings per share is computed by dividing net income (loss) by the weighted average number of shares of Common Stock outstanding during the year. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that the denominator is increased for the assumed exercise of dilutive options using the treasury stock method unless the effect is antidilutive. The following is a reconciliation of shares outstanding for basic and diluted earnings (loss) per share (in thousands):

                                                                               1996    1997    1998
                                                                              ------  ------  ------
       SHARES OUTSTANDING FOR BASIC EARNINGS (LOSS) PER SHARE:
              Weighted average shares outstanding............................ 37,082  37,974  38,513
                                                                              ======  ======  ======
       SHARES OUTSTANDING FOR DILUTED EARNINGS (LOSS) PER SHARE:
             Weighted average shares outstanding............................. 37,082  37,974  38,513
             Dilutive effect of options issued to employees..................  2,437      --      --
                                                                              ------  ------  ------
                                                                              39,519  37,974  38,513
                                                                              ======  ======  ======

     The Company has incurred losses for the years ending December 31, 1997 and 1998 and as a result, excluded the dilutive effect of options issued to employees from the calculation of shares outstanding for diluted earnings per share. If the Company had reported net income, shares outstanding would have increased by 1,444,000 and 1,720,000 shares, respectively.

(l) Reclassifications

     Reclassifications have been made in the consolidated financial statements to conform with the current year's presentation.

(m) Comprehensive Income

     In 1998, the Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income, (SFAS No. 130), which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose comprehensive income, which encompasses net income and foreign currency translation adjustments, in the Consolidated Statement of Stockholders' Equity. The Company considers the foreign currency cumulative translation adjustment to be permanently invested and therefore has not provided income taxes on those amounts. Prior years have been restated to conform to SFAS 130 requirements.

(n) New Accounting Standards

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This statement is effective for fiscal years beginning after June 15, 1999, and is applicable on both an interim and annual basis. Companies are not required to apply this statement retroactively to prior periods. The Company does not believe this statement will have a material impact on the consolidated balance sheet or statement of operations.

(2) INCOME TAXES

     Earnings (losses) before income taxes for each year were as follows (in thousands):

                                              1996     1997      1998
                                            -------  -------   --------

       Domestic........................     $48,394  $(29,731) $(16,071)
       International...................       6,929    (2,529)   14,888
                                            -------  --------  --------
                                            $55,323  $(32,260) $ (1,183)
                                            =======  ========  ========

     The provisions for (benefit of) income taxes for the years ended December 31, 1996, 1997 and 1998 is comprised of the following (in thousands):

                                                       DECEMBER 31,
                                              ------------------------------
                                                1996       1997       1998
                                              -------    --------   --------

       Current
            Federal....................       $18,027    $    817   $  5,758
            State......................         4,171         954      2,682
            International..............         3,190       1,799      5,173
                                              -------    --------   --------
                                               25,388       3,570     13,613
                                              -------    --------   --------
       Deferred
            Federal....................        (2,070)    (12,314)       524
            State......................          (636)     (2,396)      (105)
                                              -------    --------   --------
                                               (2,706)    (14,710)       419
                                              -------    --------   --------
                                              $22,682    $(11,140)  $ 14,032
                                              =======    ========   ========

     The provision for (benefit of) income taxes differs from the amount computed by applying the statutory federal income tax rate as follows:


                                            DECEMBER 31,
                                     ------------------------
                                     1996    1997      1998
                                     ----    ----     -------
U.S. federal statutory rate .....    35.0%   35.0%       35.0%
State income tax, net of federal
  tax benefit ...................     4.0     4.1      (217.7)
International income taxes .....      1.4      --       125.0
Amortization of non-deductible
  assets ........................      --    (1.6)     (183.1)
Write-off of in-process
  research and development ......      --    (5.1)   (1,098.6)
Non-taxable interest income .....      --     4.1       117.9
Other, net ......................     0.6    (2.0)       35.4
                                     ----    ----     -------
Effective tax rate ..............    41.0%   34.5%   (1,186.1%)
                                     ====    ====     =======

     The components of the domestic net deferred tax asset (liability) included in the accompanying consolidated balance sheets are as follows (in thousands):

                                         1997               1998
                                 ------------------- -------------------
                                  CURRENT  LONG-TERM  CURRENT  LONG-TERM
                                 --------- --------- --------  ---------
ASSETS:
   Accruals .................... $  6,834   $    --  $  4,323   $    --
   Receivable reserves..........    2,190        --     3,173        --
   Deferred revenue.............    3,309        --     4,189        --
   Inventory basis differences..    3,229        --     2,301        --
   Intangible basis
     differences................       --     6,130        --     6,389
   Tax credit carryforwards.....       --        --        --       235
   Net operating loss carry
   forwards.....................       --     1,093        --     4,434
                                 --------   -------  --------   -------
     Total assets...............   15,562     7,223    13,986    11,058
                                 --------   -------  --------   -------
LIABILITIES:
   Property basis differences...       --     1,343        --       928
   Intangible basis
     differences................       --       773        --       470
   Other........................      166        --        21        --
                                  -------   -------   -------   -------
     Total liabilities..........      166     2,116        21     1,398
                                  -------   -------   -------   -------
     Net assets................. $ 15,396   $ 5,107  $ 13,965   $ 9,660
                                 ========   =======  ========   =======

     The components of the net foreign net deferred tax assets (in thousands):

                                        1997                   1998
                                  ------------------     ------------------
                                  CURRENT  LONG-TERM     CURRENT  LONG-TERM
                                  -------  ---------     -------  ---------
ASSETS:
     Net operating loss
      carryforwards.............   $  --     $ 3,470      $  --    $ 3,679
     Other......................     199          --        135         --
                                   -----     -------      -----    -------
       Total assets.............     199       3,470        135      3,679
LIABILITIES:
       Total liabilities........      --           --        --         --
VALUATION   ALLOWANCE...........    (199)     (3,470)      (135)    (3,679)
                                   -----     -------      -----    -------
       Net assets (liability)...   $  --     $    --      $  --    $    --
                                   =====     =======      =====    =======


     At December 31, 1998, the Company had domestic net operating losses of approximately $12.7 million available to offset future taxable income. Net operating loss carryforwards expire at various dates from 1999 to 2013. The Tax Reform Act of 1986 contains provisions that limit annual availability of the net operating loss carry-forwards due to a more than 50% change in ownership that occurred upon the acquisition of certain companies.

     At December 31, 1998, the Company had net operating losses in foreign subsidiaries of approximately $9.2 million available to offset further taxable income. These net operating loss carryforwards expire at various dates beginning in 2002. The Company has recorded a valuation allowance for the assets because realizability is uncertain.

     As of December 31, 1998, unremitted earnings in subsidiaries outside the United States totaled $16.4 million, on which no United States taxes have been provided. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when tax effective to do so. It is not practical to estimate the amount of additional taxes that might be payable upon repatriation of foreign earnings; however, the Company believes that United States foreign tax credits would largely eliminate any United States taxes or offset any foreign withholding taxes.

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

     Cash equivalents are short-term, highly liquid investments with original maturities of less than three months. Short-term investments are investment securities with original maturities of greater than three months but less than one year and consist of the following (in thousands):

                                          DECEMBER 31,
                                     -------------------
                                       1997        1998
                                     --------   --------
           U.S. treasury bills.      $ 20,047   $  6,000
           Municipal bonds.....         6,140     21,801
           Certificates of
           deposit.............         6,749      1,031
           Commercial paper....         2,016        458
           Foreign bonds.......           550         --
                                     --------   --------
                                     $ 35,502   $ 29,290
                                     ========   ========


     Long-term investments are investment securities with original maturities of greater than one year and consist of the following (in thousands):

                                             DECEMBER 31,
                                        --------------------
                                           1997       1998
                                        --------    --------
               Municipal bonds.....     $ 10,165    $ 13,297
               Foreign bonds.......          515          --
               Certificates of               454       4,000
               deposit.............     --------    --------
                                        $ 11,134    $ 17,297
                                        ========    ========

(4) NOTES PAYABLE

     In connection with the acquisition of the business of Consolidated Veterinary Diagnostics, Inc. ("CVD") (see Note 15(a)), the Company issued an unsecured note payable for $3.0 million, of which $2.0 million and $1.0 million was outstanding at December 31, 1997 and 1998, respectively. The note bears interest at 8% and is due in three equal annual installments in July 1997, 1998 and 1999.

     In connection with the Acumedia Manufacturers, Inc. ("Acumedia") acquisition (see Note 15(d)), the Company issued unsecured notes payable for $1.5 million, which was outstanding at December 31, 1997. The notes bore interest at 6% and were repaid in January 1998.

     In connection with the Central Veterinary Diagnostic Laboratory acquisition (see Note 15(a)) the Company issued an unsecured note payable for Australian Dollars 900,000 (US $587,000) of which Australian dollars 675,000 (US $551,000) was outstanding at December 31, 1998. The note bears interest at 6% and is due in four equal annual installments beginning in December 1998.

     In connection with the Blue Ridge Pharmaceuticals, Inc. ("Blue Ridge") acquisition (see Note 15(h)), the Company issued unsecured notes payable for $7,830,000, which were outstanding at December 31, 1998. The notes bear interest at 5.5% and are due in two equal annual installments on October 1, 1999 and 2000.

(5) COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities under operating leases which expire through 2008. In addition, the Company is responsible for the real estate taxes and operating expenses related to these facilities. Minimum annual rental payments under these agreements are as follows (in thousands):

                  YEARS ENDING
                  DECEMBER 31,
                 -------------
                 1999....................    $  4,801
                 2000....................       4,414
                 2001....................       4,254
                 2002....................       3,586
                 2003....................       3,404
                 Thereafter..............      12,430
                                             --------
                                             $ 32,889
                                             ========

     Rent expense charged to operations under operating leases was approximately $3.2 million, $3.8 million and $5.6 million for the years ended December 31, 1996, 1997 and 1998, respectively.

     Under the terms of certain supply agreements with suppliers of the Company's hematology instruments and consumables, slides for its VetTest instruments, and certain raw materials, the Company has aggregate commitments to purchase approximately $34.1 million of products in 1999.

     From time to time the Company has received notices alleging that the Company's products infringe third-party proprietary rights. In particular, the Company has received notices claiming that certain of the Company's immunoassay products infringe third-party patents. Except as noted below with respect to the patent infringement suit filed by Synbiotics Corporation, the Company is not aware of any pending litigation with respect to such claims. Patent litigation frequently is complex and expensive, and the outcome of patent litigation can be difficult to predict. There can be no assurance that the Company will prevail in any infringement proceedings that have been or may be commenced against the Company. A significant portion of the Company's revenue in 1998 was attributable to products incorporating certain immunoassay technologies and products relating to the diagnosis of canine heartworm infection. If the Company were to be precluded from selling such products or required to pay damages or make additional royalty or other payments with respect to such sales, the Company's business and results of operations could be materially and adversely affected.

     On February 24, 1995, CDC Technologies, Inc. ("CDC Technologies") filed suit against the Company in the U.S. District Court for the District of Connecticut. In its complaint, CDC Technologies alleges that the Company's conduct in, and its relationships with its distributors in connection with, the distribution of the Company's hematology products (i) violate federal and state antitrust statutes, (ii) violate Connecticut statutes regarding unfair trade practices, and (iii) constitute a civil conspiracy and interfere with CDC Technologies' business relations. The relief sought by CDC Technologies includes treble damages for antitrust violations, as well as compensatory and punitive damages, and an injunction to prevent the Company from interfering with CDC Technologies' relations with distributors. The Company has filed an answer denying the allegations in CDC Technologies' complaint. In March 1998, the Court granted the Company's motion for summary judgment in the case, however CDC is appealing that ruling. The Company is unable to assess the likelihood of an adverse result or estimate the amount of any damages the Company may be required to pay. Any adverse outcome resulting in the payment of damages would adversely affect the Company's results of operations.

     On November 12, 1998, Synbiotics Corporation ("Synbiotics") filed suit against the Company in the U.S. District Court for the Southern District of California for infringement of U.S. Patent No. 4,789,631 issued December 6, 1988 (the "`631 Patent"). The `631 Patent, which is owned by Synbiotics, claims certain assays, methods and compositions for the diagnosis of canine heartworm infection. The primary relief sought by Synbiotics is an injunction against the Company which would prevent the Company from selling canine heartworm diagnostic products which infringe the `631 Patent, as well as treble damages for past infringement. This suit was not served on the Company within the time period specified under applicable court rules and therefore is expected to be dismissed by the court, however Synbiotics would not be precluded from filing a new suit in the future. While the Company believes that it has meritorious defenses against claims of infringement of the `631 Patent, the Company is unable to assess the likelihood of an adverse result or estimate the amount of any damages the Company may be required to pay. If the Company is precluded from selling canine heartworm diagnostic products or required to pay damages or make additional royalty or other payments with respect to such sales, the Company's business and results of operations could be materially and adversely affected.

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

    On December 18, 1997, SA Scientific, Inc. ("SAS") filed suit against the Company in the State of Texas District Court seeking unspecified damages resulting from the Company's alleged breach of a development and supply agreement between SAS and the Company. The Company has filed an answer to the complaint denying SAS's allegations and asserting counterclaims against SAS for breach of contract and conversion of the Company's property. SAS has filed an amended complaint seeking $1,500,000 in actual damages related to the Company's alleged breach of contract, $5,000,000 in punitive damages and further unspecified damages from the Company's alleged negligent misrepresentation, fraud and conversion of SAS's intellectual property, and attorneys' fees. The Company believes that it has meritorious defenses to SAS's claims and is contesting the matter vigorously. However, the Company is unable to assess the likelihood of an adverse result or estimate the amount of damages the Company might be required to pay. Any adverse outcome resulting in payment of damages would adversely affect the Company's results of operations.

(6) NON-RECURRING OPERATING CHARGE

     During 1997 the Company recorded a non-recurring operating charge of $34.5 million. The non-recurring operating charge included a $13.2 million write-off of in-process research and development (see Note 7) and $21.3 million of the write-downs and write-offs of certain assets and accrual of costs related to a significant workforce reduction. The $21.3 million charge consists of the following (in thousands):


            Legal settlement and related costs..........  $  8,000
            Severance, benefits and related costs.......     9,000
            Idle capacity and lease termination costs...     2,700
            Asset Impairment............................     1,600
                                                          --------
                                                          $ 21,300
                                                          ========

     As of December 31, 1998, $3.2 million was included in accrued expenses relating to the non-recurring operating charge. The balance remaining at December 31, 1998 primarily represents severance payments due to terminated employees, unpaid charges related to the consolidation and relocation of distribution functions in Europe and lease payments on unutilized facilities.

     In September 1997, the Company settled a patent infringement suit brought by Barnes-Jewish Hospital (BJH) regarding IDEXX's heartworm diagnostic products. The total costs of the settlement, including legal fees, were included in the non-recurring operating charge.

     The Company has terminated the employment of a total of 228 employees. Of this total, 79 employees were associated with the consolidation of the veterinary practice information management software business into the Eau Claire, Wisconsin facility, 57 employees were associated with the consolidation of sales, marketing and distribution operations in Europe, 33 employees were associated with reductions in domestic sales and marketing operations, 18 employees were associated with reductions in sales and marketing operations in the Asia-Pacific region, 16 employees were associated with the closure of the Sunnyvale, California research and development facility and 25 employees were associated with reductions in positions in management and financial operations.

     As discussed above, the Company consolidated certain veterinary practice information management software operations into the Eau Claire, Wisconsin facility and closed the leased Sunnyvale, California research and development facility. As a result of these consolidations, the Company has leased facilities which have become excess until the end of their respective lease terms. Additionally, the Company has determined that it will not pursue certain immunoassay technology with respect to which it had invested a total of $1.6 million in fixed assets and license fees.

(7) WRITE-OFF OF IN-PROCESS RESEARCH AND DEVELOPMENT

(a)      Blue Ridge Pharmaceuticals, Inc.

     On October 1, 1998 the Company acquired Blue Ridge Pharmaceuticals, Inc., a development-stage animal health pharmaceutical company with 11 products in development. At the acquisition date Blue Ridge had no commercially viable products and no historical revenue stream. The Company allocated the aggregate purchase price of $59.2 million plus $300,000 of acquisition costs based on the fair market value of tangible and intangible assets acquired, in accordance with Accounting Principles Board Opinion No. 16 (APB 16). The acquisition was accounted for as a purchase in accordance with APB 16 and the results of operations have been included with the Company's results since the date of acquisition. To value the intangible assets acquired the Company obtained an independent appraisal. That appraisal was performed using proven valuation techniques and supplemental guidance provided by the Securities and Exchange Commission. The aggregate purchase price was allocated as follows (in thousands):

         Current assets, including cash of $1,243           $ 1,882
         Long-term assets                                       118
         Deferred tax assets                                  3,444
         Current liabilities                                 (3,400)
         Intangibles                                            200
         In-process research and development                 37,162
         Goodwill                                            20,094
                                                            =======
                                                            $59,500
                                                            =======

     Intangibles include $37.2 million for purchased in-process research and development for projects that do not have future alternative uses. This allocation represents the estimated fair value based on risk-adjusted cash flows, adjusted using percentage of completion methodology (see below), related to the in-process research and development projects. The development of these projects had not yet reached technological feasibility and the in-process research and development had no alternative uses. Accordingly, these costs were expensed as of the acquisition date in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

     Eight of the eleven projects are pharmaceuticals for companion animals, including horses, and three of the eleven projects are pharmaceuticals for food animals. These projects use a combination of proprietary compounds and novel delivery systems. To be sold commercially the products must be approved by the Center for Veterinary Medicine (CVM), which is the agency within the Food and Drug Administration (FDA) that is responsible for managing approval of new animal drugs. There are five types of data that must be provided to the FDA and the CVM prior to approval. These include 1) efficacy, 2) safety to the animals to be treated, 3) safety to the humans who will consume the animal or its products (if applicable), 4) safety to the environment and 5) good manufacturing practices (quality control of production to assume a consistent product). The Company utilizes clinical studies to support its applications for approval. The companion animal projects range from 19% to 78% complete, while the food animal projects range from 78% to 93% complete.

     These projects are unique and complex and frequently require modification to the product and the manufacturing process before satisfactory clinical results can be obtained. The delay in obtaining satisfactory data can result from any of the five items discussed above and frequently satisfactory results cannot be obtained.

     Management believes that it is positioned to complete each of the major research and development programs. These estimates are subject to change, given the uncertainties of the development process and no assurance can be given that deviations from these estimates will not occur. Additionally, these projects will require maintenance expenditures when and if they have reached a state of technological and commercial feasibility and there is no assurance that each project will meet either technological or commercial success. The Company projects that it will first realize revenue from certain companion animal projects in 1999 with no significant revenue until 2000. The Company also projects that it will first realize revenue from certain food animal projects in 2000 with no significant revenue until 2001.

     The value assigned to purchased in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products, estimating the percentage of completion at the acquisition date, estimating the resulting net risk-adjusted cash flows from the projects considering the percentage of completion and discounting the net cash flows to their present value. The percentage of completion for each project was estimated using costs incurred to date compared to estimated costs at completion. The revenue projections used to value the in-process research and development are based on estimates of relevant market sizes and growth factors and nature and expected timing of new products. The rate utilized to discount the net cash flows to their present value is based on the weighted average cost of capital adjusted to consider the risk associated with these technologies. The Company used a 20% discount factor to value this in-process research and development.

     The forecasts used by the Company in valuing in-process research and development were based upon assumptions the Company believes to be reasonable but which are inherently uncertain and unpredictable. The Company's assumptions may be incomplete or inaccurate and unanticipated events and circumstances are likely to occur. For these reasons, actual results may vary significantly from the projected results.

(b) Veterinary Practice Information Management Software Companies

     During 1997 the Company acquired two veterinary practice information management software businesses. The Company allocated the aggregate purchase price of $19.8 million plus $200,000 of acquisition costs based on the fair market value of tangible and intangible assets acquired, in accordance with Accounting Principles Board Opinion No. 16 (APB 16). The acquisition was accounted for as a purchase in accordance with APB 16 and the results of operations have been included with the Company's results since the dates of acquisition. To value the intangible assets acquired the Company obtained an independent appraisal. That appraisal was performed using proven valuation techniques and methodologies generally accepted in industry. The aggregate purchase price was allocated as follows (in thousands):

      Current assets, including cash of $848            $  8,172
      Long-term assets                                       789
      Current liabilities                               (13,377)
      Intangibles                                          3,650
      In-process research and development                 13,200
      Goodwill                                             7,566
                                                        ========
                                                        $ 20,000
                                                        ========


     Intangibles include $13.2 million for purchased in-process research and development for projects that do not have future alternative uses. This allocation represents the estimated fair value based on risk-adjusted cash flows related to the in-process research and development projects. The development of these projects had not yet reached technological feasibility and the in-process research and development had no alternative uses. Accordingly, these costs were expensed as of the acquisition date in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

     The two projects consisted of practice information management software programs and related modules. These products are used by veterinarians to manage and operate their veterinary clinics. These projects are unique and complex and frequently require modification to the product before the products are ready for commercial markets. These projects were completed in accordance with the original plan. These projects will require maintenance expenditures to maintain commercial status and there is no assurance that each project will meet commercial success. The Company realized revenue from these products in 1999.

     The value assigned to purchased in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net risk-adjusted cash flows from the projects and discounting the net cash flows to their present value. The revenue projections used to value the in-process research and development are based on estimates of relevant market sizes and growth factors and nature and expected timing of new products. The rate utilized to discount the net cash flows to their present value is based on the weighted average cost of capital adjusted to consider the risk associated with these technologies. The Company used a 20% discount factor to value this in-process research and development.

     The forecasts used by the Company in valuing in-process research and development were based upon assumptions the Company believes to be reasonable but which are inherently uncertain and unpredictable. The Company's assumptions may be incomplete or inaccurate and unanticipated events and circumstances are likely to occur. For these reasons, actual results may vary significantly from the projected results.

(8) STOCKHOLDERS' EQUITY

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

(b) Series A Junior Participating Preferred Stock

     On December 17, 1996, the Company designated 100,000 shares of Preferred Stock as Series A Junior Participating Preferred Stock ("Series A Stock") in connection with its Shareholder Rights Plan (see Note 9). In general, each share of Series A Stock will: (i) be entitled to a minimum preferential quarterly dividend of $10 per share and to an aggregate dividend of 1000 times the dividend declared per share of Common Stock, (ii) in the event of liquidation, be entitled to a minimum preferential liquidation payment of $1000 per share (plus accrued and unpaid dividends) and to an aggregate payment of 1000 times the payment made per share of Common Stock, (iii) have 1000 votes, voting together with the Common Stock, (iv) in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, be entitled to receive 1000 times the amount received per share of Common Stock and (v) not be redeemable. These rights are protected by customary antidilution provisions. There are no shares of Series A Stock outstanding.

(9) STOCK-BASED COMPENSATION PLANS

     At December 31, 1998, the Company had ten stock-based compensation plans, which are described below. The Company accounts for these plans under the provisions of SFAS No. 123. Under SFAS No. 123 the Company elected the disclosure method and will continue to account for stock-based compensation plans under APB Opinion No. 25. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the Company's ten stock-based compensation plans been determined consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per common and common equivalent share would have been reduced to the following pro forma amounts (in thousands):


                                                DECEMBER 31,
                                     ---------------------------------
                                       1996         1997       1998
                                     --------    ---------   ---------
      Net income (loss):
           As Reported.............. $ 32,641    $ (21,120)  $ (15,215)
           Pro Forma................   28,278      (30,563)    (21,931)
      Net income (loss) per share:
           Basic: As Reported....... $   0.88    $   (0.56)  $   (0.40)
           Basic: Pro Forma.........     0.76        (0.80)      (0.62)
           Diluted: As Reported.....     0.83        (0.56)      (0.40)
           Diluted: Pro Forma.......     0.72        (0.80)      (0.62)


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

(e) 1998 Stock Incentive Plan

     During 1998, the Board of Directors approved the 1998 Stock Incentive Plan (the "1998 Stock Plan") which provides for grants of incentive and nonqualified stock options and restricted stock awards at the discretion of the Compensation Committee of the Board of Directors. A total of 1,800,000 shares of Common Stock may be issued under the 1998 Stock Plan. Options granted under the 1998 Stock Plan may not be granted at an exercise price less than the fair market value of the Common Stock on the date granted (or less than 110% of the fair market value in the case of incentive stock options granted to holders of more than 10% of the Company's Common Stock). Options may not be granted for a term of more than 10 years. The number of shares subject to restricted stock awards granted at below 100% of fair market value may not exceed 10% of the total number of shares of Common Stock issuable under the 1998 Stock Plan. Income tax benefits attributable to certain exercised stock options and restricted stock are credited against additional paid-in capital. The vesting schedule of all options granted under the 1998 Stock Plan and the duration of the Company's repurchase rights with respect to restricted stock awarded under the 1998 Stock Plan are determined by the Compensation Committee of the Board of Directors at the time of grant.

(f) ETI Corporation Plan

     During 1991, the Board of Directors of ETI Corporation (ETI), which was acquired by the Company in 1993, approved a Stock Option Plan (the "ETI Plan"). The ETI Plan provided for the grant of up to 100,000 nonqualified stock options at the discretion of the Board of Directors of ETI. Options were granted at the fair market value on the date of grant and expire five years from the date of grant. The options vest over a four-year period from the date of grant.

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

(g) Idetek, Inc. Plans

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

     A summary of the status of the Company's stock option plans as of December 31, 1996, 1997 and 1998 and changes during the years then ended is presented in the table and narrative below (in thousands, except weighted average exercise price):


                                                                     WEIGHTED
                                                          NUMBER      AVERAGE
                                                            OF       EXERCISE
                                                          SHARES       PRICE
                                                          ------     --------
  Outstanding, December 31, 1995.....................     4,194      $  9.81
                                                          -----      -------
  Weighted Average Fair Value of Options Granted in
  1995...............................................                $ 10.99
                                                                     -------
       Granted.......................................     1,120      $ 39.91
       Exercised.....................................      (799)        4.39
       Terminated....................................      (163)       13.35
                                                          -----      -------
  Outstanding, December 31, 1996.....................     4,352      $ 18.41
                                                          =====      =======
  Exercisable, December 31, 1996.....................     2,038      $  7.17
                                                          =====      =======
  Weighted Average Fair Value of Options Granted in
  1996...............................................                $ 21.84
                                                                     =======
       Granted.......................................     1,596      $ 24.14
       Exercised.....................................      (270)        6.64
       Terminated....................................       (97)       21.45
       Canceled on repricing, net....................      (494)       36.85
                                                          -----      -------
  Outstanding, December 31, 1997.....................     5,087      $ 12.98
                                                          =====      =======
  Exercisable, December 31, 1997.....................     2,422      $  9.03
                                                          =====      =======
  Weighted average fair value of options granted in
  1997...............................................                $  7.70
                                                                     =======
       Granted.......................................     1,233      $ 17.46
       Exercised.....................................      (555)        7.95
       Terminated....................................      (386)       16.69
                                                          -----      -------
  Outstanding, December 31, 1998.....................     5,379      $ 14.26
                                                          =====      =======
  Exercisable, December 31, 1998.....................     2,600      $ 11.17
                                                          =====      =======
  Weighted average fair value of options granted in
  1998...............................................                $  8.79
                                                                     =======


     In April 1997 the Company implemented a Stock Option Exchange Program (the "Program") for employees in response to the substantial decline in the trading price of the Company's Common Stock. Under the Program employees could voluntarily exchange unexercised stock options and receive new options exercisable at $17.35 per share. Employees also were required to forfeit between 0% and 50% of their options based on their relative position in the Company. There were 2.0 million options with a weighted average exercise price of $36.85 that were exchanged for new options. 494,000 net options to acquire shares were forfeited as a result of the Program. The other terms of the options remained essentially unchanged. The weighted average fair value of the new options granted was $13.00 per share.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants in 1996, 1997 and 1998, respectively: no dividend yield for all years; expected volatility of 45% for 1996, 52% for 1997, and 64% for 1998; risk-free interest rates of 6.18%, 6.33% and 5.34% for 1996, 1997 and 1998, respectively; and expected lives of 5.48 years for 1996, 4.55 years for 1997 and 3.96 years for 1998.

     At December 31, 1998, the options outstanding have the following characteristics (options in thousands):

                                OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                -------------------                -------------------
                                                   WEIGHTED
                                    WEIGHTED        AVERAGE                    WEIGHTED
                        NUMBER       AVERAGE       REMAINING      NUMBER        AVERAGE
    EXERCISE PRICE        OF        EXERCISE       CONTRACT         OF         EXERCISE
        RANGE           OPTIONS       PRICE          LIFE         OPTIONS        PRICE
 ------------------     -------     --------       ---------      -------      --------
 $  0.75 -- $  5.21       766       $  3.45          2.24           766         $  3.45
    6.06 --    9.88       545          7.96          3.80           545            7.96
   11.22 --   17.35     3,175         15.65          7.76           993           15.73
   17.75 --   46.00       900         22.39          7.87           297           21.70


(h) Employee Stock Purchase Plans

     During 1994, the Board of Directors approved the 1994 Employee Stock Purchase Plan whereby the Company had reserved up to an aggregate of 300,000 shares of Common Stock for issuance in semiannual offerings over a three-year period. During 1997, the Board of Directors approved the 1997 Employee Stock Purchase Plan whereby the Company has reserved and may issue up to an aggregate of 420,000 shares of Common Stock in semiannual offerings. Also during 1997 the Board of Directors approved the 1997 International Employee Stock Purchase Plan whereby the Company has reserved and may issue up to an aggregate of 30,000 shares of Common Stock in semiannual offerings. Stock is sold under each of these plans at 85% of fair market value, as defined. Shares subscribed to and issued under the plans were 33,281 in 1996, 119,027 in 1997 and 71,734 in 1998.

     Under SFAS No. 123, pro forma compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1996, 1997 and 1998, respectively: no dividend yield for all years; an expected life of one year for all years; expected volatility of 45% for 1996, 72% for 1997, and 64% for 1998; and risk-free interest rates of 6.18%, 6.14% and 5.34% for 1996, 1997 and 1998, respectively. The weighted-average fair value of those purchase rights granted in 1996, 1997 and 1998 was $10.63, $7.15 and $6.57 per share, respectively.

(10) PREFERRED STOCK PURCHASE RIGHTS

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

(11) IDEXX RETIREMENT AND INCENTIVE SAVINGS PLAN

     The Company has established the IDEXX Retirement and Incentive Savings Plan (the "401(k) Plan"). Employees eligible to participate in the 401(k) Plan may contribute specified percentages of their salaries, a portion of which will be matched by the Company. In addition, the Company may make contributions to the 401(k) Plan at the discretion of the Board of Directors. There were no discretionary contributions in 1996, 1997 and 1998.

(12) SIGNIFICANT CUSTOMERS

     During the years ended December 31, 1996 and 1998 one customer accounted for 12% and 11%, respectively, of the Company's revenue. The significant customer was a wholesale distributor of the Company's veterinary products. No customer accounted for greater than 10% of revenue in 1997.

(13) SEGMENT REPORTING

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 131 Disclosures about Segments of an Enterprise and Related Information, (SFAS 131) during the fourth quarter of 1998. SFAS 131 requires disclosures about operating segments in annual financial statement and requires selected information about operating segments in interim financial statements. It also requires related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer.

     The Company is organized into business units by market and customer group. The Company's reportable operating segments include the Veterinary Solutions Group (VSG), the Food and Environmental Division (FED) and other. The VSG develops, designs, and distributes products and performs services for veterinarians. The VSG also manufactures certain biology based test kits for veterinarians. FED develops, designs, manufactures and distributes products and performs services to detect disease and contaminants in food animals, food, water and food processing facilities. Both the VSG and FED distribute products and services world-wide. Other is primarily comprised of the Company's Blue Ridge Pharmaceuticals, Inc. subsidiary, which develops products for therapeutic applications in companion animals and livestock, corporate research and development, interest income and non-recurring charges.

     The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that non-recurring charges and most interest income and expense are not allocated to individual operating segments.

     Revenues are attributed to geographic areas based on the location of the customer.


(in thousands)
                                       VSG          FED        OTHER        TOTAL
1998                                ---------    ---------   ---------    ---------
  Revenue.......................... $ 247,604    $  71,938   $     347    $ 319,889
  Depreciation and Amortization....    13,272        2,101         514       15,887
  Interest Income (Expense)........      (161)          --       7,038        6,877
  Provision for Income Taxes.......    11,538        1,978         516       14,032
  Net Income (Loss)................    18,047        3,093     (36,355)     (15,215)
  Segment Assets...................   149,084       32,860     208,588      390,532
  Expenditures for Property........     7,139        1,834          19        8,992

1997
  Revenue..........................   200,366       62,349         255      262,970
  Depreciation and Amortization....    12,612        1,807           6       14,425
  Interest Income (Expense)........      (280)          --       6,950        6,670
  Provision for (Benefit of) Income
    Taxes..........................    (2,248)       1,566     (10,458)     (11,140)
  Net Income (Loss)................    (3,373)       2,349     (20,096)     (21,120)
  Segment Assets...................   153,790       36,596     186,662      377,048
  Expenditures for Property........    10,916        1,591          --       12,507

1996
  Revenue..........................   215,514       51,624         539      267,677
  Depreciation and Amortization....     9,340        1,042           8       10,390
  Interest Income (Expense)........      (161)          --       8,493        8,332
  Provision for Income Taxes.......    16,772        2,317       3,593       22,682
  Net Income ......................    24,135        3,334       5,172       32,641
  Segment Assets...................   154,279       23,463     196,110      373,852
  Expenditures for Property........    10,580        1,203          --       11,783


      Revenue by principal geographic areas was as follows (in thousands):

                               DECEMBER 31,
                      -------------------------------
                          1996       1997      1998
                      -------------------------------
Americas
  United States...... $ 176,476  $ 179,353  $ 229,934
  Canada.............     7,672      9,668      8,719
  South America......     3,064      4,189      6,131

Europe
  United Kingdom.....    18,348     20,088     22,011
  Germany............    13,870      9,594      8,737
  France.............    15,779      7,869      7,645
  Other Europe.......    11,914     13,735     16,048

Asia Pacific Region
  Japan..............    14,042     10,250     11,271
  Australia..........     3,958      4,513      5,800
  Other Asia
   Pacific...........     2,554      3,711      3,593
                      ---------  ---------  ---------

Total................ $ 267,677  $ 262,970  $ 319,889
                      =========  =========  =========



    Net property by principal geographic areas was as follows (in thousands):


                                                        DECEMBER 31,
                                             -----------------------------------
                                               1996        1997          1998
                                             --------     --------     ---------
Americas
  United States............................. $ 57,983     $ 73,554     $ 91,581
  Other Americas............................       19           13           59

Europe
  United Kingdom............................    1,650        1,510        1,402
  Germany...................................      422          321          229
  France....................................      451          783          614
  Netherlands...............................       49           73        1,445
  Other Europe..............................      539          507          568

Asia Pacific Region
  Japan.....................................    1,299        1,539        1,284
  Australia.................................      296        1,650        1,501
  Other Asia Pacific........................       --          645          597
                                             --------     --------     --------
Total....................................... $ 62,708     $ 80,595     $ 99,280
                                             ========     ========     ========


(14) ACCRUED EXPENSES

            Accrued expenses consist of the following (in thousands):

                                                     DECEMBER 31,
                                                ---------------------
                                                  1997         1998
                                                ---------    --------
         Accrued compensation and related
           expenses.........................    $   7,174    $ 11,197
         Accrued income taxes...............        6,113       2,926
         Accrued non-recurring operating
           charge...........................       11,940       3,225
         Other accrued expenses.............       16,920      14,698
                                                 --------      ------
                                                 $ 42,147    $ 32,046
                                                 ========    ========

(15) ACQUISITIONS

(a) Veterinary Reference Laboratories

     The Company's consolidated results of operations include the results of operations of four veterinary reference laboratory businesses acquired in 1996 for aggregate purchase prices of approximately $21.3 million in cash, plus the assumption of certain liabilities.

     The Company's 1997 and 1998 consolidated results of operations also include the results of operations of a veterinary reference laboratory business acquired in 1997 for an aggregate purchase price of approximately $844,000 in cash, the issuance of $587,000 in unsecured notes payable, plus the assumption of certain liabilities.

     In connection with the acquisitions, the Company entered into non-compete agreements for a period of up to five years with certain of the entities, and their stockholders or former stockholders. The Company has accounted for these acquisitions under the purchase method of accounting. The results of operations of each of these businesses has been included in the Company's consolidated results of operations since each of their respective dates of acquisition. The Company has not presented pro forma financial information relating to any of these acquisitions because of immateriality. These acquisitions are as follows:

     * On March 29, 1996, the Company acquired all of the capital stock of VetLab, Inc. which operated two veterinary reference laboratories in Texas.

     * On April 2, 1996, the Company, through its wholly-owned subsidiary IDEXX Laboratories, Limited, acquired substantially all of the assets and assumed certain of the liabilities of Grange Laboratories Ltd., which operated veterinary reference laboratories in the United Kingdom.

     * On May 15, 1996, the Company acquired all of the capital stock of Veterinary Services, Inc., which operated veterinary reference laboratories in Colorado, Illinois and Oklahoma.

     * On July 12, 1996, the Company acquired substantially all of the assets and assumed certain of the liabilities of CVD, which operated veterinary reference laboratories in Northern California, Oregon and Nevada.

     * On December 1, 1997, the Company, through its wholly-owned subsidiary IDEXX Laboratories Pty. Ltd., acquired certain assets and assumed certain liabilities of Lording & Friend Pty. Ltd. and Clinpath Pty. Ltd. (operating under the name Central Veterinary Diagnostic Laboratory), which operated a veterinary reference laboratory in Australia.

     The VetLab, VSI and CVD businesses are now part of IDEXX Veterinary Services, Inc., a wholly-owned subsidiary of the Company.

(b) Ubitech Aktiebolag

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

(c) Idetek, Inc.

     On August 29, 1996, the Company acquired by merger Idetek by issuing 393,122 shares of its Common Stock, in exchange for all of the outstanding capital stock of Idetek. An additional 43,682 shares of common stock were held in escrow of which 21,843 shares were issued in 1998 and the remainder were cancelled. In addition, outstanding options to purchase shares of Idetek capital stock became options to acquire 110,191 shares of the Company's Common Stock at prices ranging from $3.13 to $78.14. The value of the shares of the Company's Common Stock issued or reserved for issuance as a result of the merger totaled approximately $20 million. Idetek, previously located in Sunnyvale, California, manufactured and distributed detection tests for the food, agricultural and environmental industries. The Company has accounted for this acquisition by merger as a pooling-of-interests. The results of operations of Idetek have been included in the Company's consolidated results of operations since the date of the merger. The Company has not restated its financial statements because of immateriality.

(d) Acumedia Manufacturers, Inc.

     On January 30, 1997, the Company acquired all of the capital stock of Acumedia Manufacturers, Inc. ("Acumedia") for $3.1 million and the issuance of $1.5 million in notes payable. The Company also agreed to pay an additional $250,000 based on the results of operations in each of 1997 and 1998. Based on results for 1997, the Company paid $250,000, and based on results for 1998, the Company will pay $250,000. The 1997 payment was treated as additional purchase price and the amount to be paid for 1998 also will be treated as additional purchase price. Acumedia, located in Baltimore, Maryland, manufactures and distributes dehydrated culture media for testing in the food industry. The Company also entered into employment agreements for up to three years with certain former stockholders. The Company has accounted for this acquisition under the purchase method of accounting and the Company has included the results of operations in its consolidated results of operations since the date of acquisition. Pro forma information has not been presented because of immateriality.

(e) Veterinary Practice Information Management Software Providers

     The Company's consolidated results of operations include the results of operations of two veterinary practice information management software businesses acquired in 1997. These businesses were acquired for an aggregate purchase price of approximately $19.5 million in cash. The Company paid an additional $500,000 as additional purchase price in February 1998. In connection with these acquisitions, the Company entered into employment and non-competition agreements for up to three years with certain former stockholders. The Company has not presented pro forma financial information because of immateriality.
These acquisitions are as follows:

     * On March 13, 1997, the Company acquired all of the capital stock of National Information Systems Corporation, located in Eau Claire, Wisconsin, which operated under the trade name of Advanced Veterinary Systems ("AVS").

     * On July 18, 1997, the Company acquired all of the capital stock of Professionals' Software, Inc. ("PSI"), located in Effingham, Illinois.

(f) Wintek Bio-Science Inc.

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

(g) Agri-West Laboratory

     On March 1, 1998, the Company, through its wholly-owned subsidiary, IDEXX Food Safety Net Services, Inc., acquired certain assets and assumed certain liabilities of Agri-West Laboratory (Agri-West) for $250,000 from Agri-West International, Inc. (AWI). Agri-West, located in Dallas and San Antonio, Texas, performs food contaminant testing for food processors and research institutions. The Company also entered into employment, consulting and non-competition agreements with the owners of AWI for up to five years. The Company has accounted for this acquisition under the purchase method of accounting and has included the results of operations in its consolidated results since the date of acquisition. Pro forma information has not been presented because of immateriality.

(h) Blue Ridge Pharmaceuticals, Inc.

     On October 1, 1998, the Company acquired all of the capital stock of Blue Ridge Pharmaceuticals, Inc. for approximately $39.1 million in cash, $7.8 million in notes, 115,000 shares of the Company's Common Stock and warrants to acquire 806,000 shares of Common Stock at $31.59 per share which expire on December 31, 2003. In addition, the Company agreed to issue up to 1.24 million shares of its Common Stock based on the achievement by the Company's pharmaceutical business (including Blue Ridge) of net sales and operating profit targets through 2004. All former shareholders received equal value in the form of cash/notes/stock, warrants and contingent shares on a per share basis. The notes, which bear interest at 5.5% annually and are due in two equal annual installments on October 1, 1999 and 2000, are due to certain key employees of Blue Ridge, subject to certain contingencies. The shares of Common Stock are issuable on October 1, 2001 to a key employee of Blue Ridge, subject to certain contingencies. Blue Ridge is a development-stage animal health pharmaceutical company located in Greensboro, North Carolina. The Company has accounted for this acquisition under the purchase method of accounting and has included the results of operations in its consolidated results since the date of acquisition. The Company will record the issuance of any of the 1.24 million shares discussed above as additional goodwill when the shares are issued. Pro forma results of the Company, assuming the acquisition had been made as of January 1, 1997 are as follows. Such information includes adjustments to reflect additional interest expense and loss of investment income, both net of tax and goodwill amortization (in thousands except per share data and unaudited):

                                                     DECEMBER 31,
                                                ---------------------
                                                  1997        1998
                                                ---------   ---------
        Revenue.............................    $ 262,970   $ 321,441
        Net income (loss)...................      (25,765)     16,735
        Earnings (loss) per share: Basic....         (.68)        .43
        Earnings (loss) per share: Diluted..         (.68)        .42

     For purposes of these pro forma operating results, the in-process research and development was assumed to have been written off on December 31, 1996. Pro forma operating results presented include only recurring costs resulting from the acquisition of Blue Ridge.

(16) SERVICE REVENUE

     Service revenue, which includes laboratory service revenue and maintenance and repair revenue, was less than 10% of total revenue in 1996. In 1997 and 1998, service revenue totaled approximately $46.6 million and $62.5 million, respectively. The cost of service revenue in 1997 and 1998 totaled approximately $28.4 million and $45.6 million, respectively.

(17) INFORMATION REGARDING CLASSES OF SIMILAR PRODUCTS OR SERVICES (UNAUDITED)

     Approximately 80%, 71% and 70% of the Company's revenues were derived from the sale of veterinary diagnostic products and services in 1996, 1997 and 1998, respectively. Approximately 19%, 24% and 22% of revenues were derived from sales of food and environmental products and services in 1996, 1997, and 1998, respectively.

(18) SUMMARY OF QUARTERLY DATA (UNAUDITED)

     A summary of quarterly data follows (in thousands, except per share data):

                                            1997 QUARTER ENDED
                              -----------------------------------------------
                              MARCH 31    JUNE 30   SEPTEMBER 30  DECEMBER 31
                              --------    --------  ------------  -----------
Revenue ...................   $ 60,534    $ 58,890    $ 71,728    $ 71,818
Gross profit ..............     30,437      27,177      34,026      30,300
Operating income (loss)....       (273)     (5,235)    (25,986)     (7,436)
Net income ................        895      (2,068)    (16,854)     (3,093)
Earnings (loss) per share:
 Basic ....................       0.02       (0.05)      (0.44)      (0.08)
Earnings (loss) per share:
 Diluted ..................       0.02       (0.05)      (0.44)      (0.08)

                                            1998 QUARTER ENDED
                              -----------------------------------------------
                              MARCH 31    JUNE 30   SEPTEMBER 30  DECEMBER 31
                              --------    --------  ------------  -----------
Revenue ..................    $ 77,793    $ 80,886    $ 78,487    $ 82,723
Gross profit .............      38,941      41,002      39,940      41,888
Operating  profit (loss) .       4,590       6,641       7,863     (27,154)
Net income (loss) ........       3,761       5,098       5,596     (29,670)
Earnings (loss) per share:
  Basic ..................        0.10        0.13        0.16       (0.77)
Earnings (loss) per share:
  Diluted ................        0.10        0.13        0.15       (0.77)


                                                                     SCHEDULE II


                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                  BALANCE AT   CHARGED TO                BALANCE
                                  BEGINNING     COSTS AND                 AT END
                                   OF YEAR      EXPENSES    WRITE-OFFS   OF YEAR
                                  ----------   ----------   ----------   --------
Allowance for doubtful accounts:
  December 31, 1996........        $2,510        $1,723      $  232       $4,001
  December 31, 1997........         4,001         2,246       1,165        5,082
  December 31, 1998........         5,082         1,357       1,071        5,368

Accrued non-recurring operating
charge:
  December 31, 1997........            --        21,300       9,360       11,940
  December 31, 1998........        11,940            --       8,715        3,225


    MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     The Common Stock is quoted on the Nasdaq National Market under the symbol IDXX. The following table sets forth for the periods indicated the high and low closing sale prices per share of the Common Stock as reported on the Nasdaq National Market.


                                           HIGH       LOW
                                        ----------  --------
CALENDAR 1997
     First Quarter..................    $ 38 1/2    $ 11
     Second Quarter.................      15 7/8       9 1/4
     Third Quarter..................      19 5/8      12 1/4
     Fourth Quarter.................      21 1/8      12 3/4
CALENDAR 1998
     First Quarter..................    $ 18 7/8    $ 12 7/8
     Second Quarter.................      25 5/16     17 5/8
     Third Quarter..................      24 15/16    17 1/2
     Fourth Quarter.................      27 13/16    18 1/4

     As of December 31, 1998, there were 1,584 holders of record of the Company's Common Stock.

     The Company has never paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business.