Form 10-K, Exhibit 13
period 1999-12-31
IDEXX LABORATORIES INC /DE
filed 2000-03-29
CIK 874716

                                                                      EXHIBIT 13

                             SELECTED FINANCIAL DATA

    The following table sets forth selected consolidated financial data of the Company for each of the five years ended December 31, 1999. The selected consolidated financial data presented below have been derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. These financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing elsewhere in this Form 10-K.

                                                                         YEARS ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------------
                                                      1995           1996           1997           1998          1999
                                                 -------------  -------------  -------------  -------------    ---------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

         STATEMENT OF OPERATIONS DATA:
         Revenue..............................      $188,602       $267,677       $262,970       $319,889       $356,214
         Cost of revenue......................        80,860        115,770        141,030        161,698        182,117
                                                    --------       --------       --------       --------       --------
         Gross profit.........................       107,742        151,907        121,940        158,191        174,097
         Expenses:
            Sales and marketing...............        47,490         64,450         66,383         62,844         56,912
            General and administrative........        17,092         28,271         42,930         43,558         43,055
            Research and development..........        10,192         12,195         17,057         22,687         27,313
            Non-recurring operating charge....            --             --         21,300             --             --
            Write-off of in-process research
             and development..................            --             --         13,200         37,162             --
                                                    --------       --------       --------       --------       --------

         Income (loss) from operations........        32,968         46,991        (38,930)        (8,060)        46,817
         Interest income, net.................         4,068          8,332          6,670          6,877          5,728
                                                    --------       --------       --------       --------       --------
         Net income (loss) before provision for
           (benefit of) income taxes..........        37,036         55,323        (32,260)        (1,183)        52,545
         Provision for (benefit of) income
            taxes.............................        15,542         22,682        (11,140)        14,032         19,967
                                                    --------       --------       --------       --------       --------
         Net income (loss)....................      $ 21,494       $ 32,641       $(21,120)      $(15,215)      $ 32,578
                                                    ========       ========       ========       ========       ========
         Net income (loss) per share:
            Basic.............................      $   0.65      $    0.88      $   (0.56)     $   (0.40)     $    0.85
            Diluted...........................          0.61           0.83          (0.56)         (0.40)          0.82
         Weighted average shares outstanding:
            Basic.............................        32,946         37,082         37,974         38,513         38,412
            Diluted...........................        35,362         39,519         37,974         38,513         39,743


                                                                      AS OF DECEMBER 31,
                                             --------------------------------------------------------------------
                                                 1995          1996          1997           1998          1999
                                             ------------- ------------- -------------  -------------   ---------
                                                                        (IN THOUSANDS)
                BALANCE SHEET DATA:
                Working capital..........      $ 228,565     $ 250,590     $ 205,326      $ 188,829     $ 156,891
                Total assets.............        312,540       373,852       373,064        386,548       360,158
                Total debt...............          1,687         3,000         4,087          9,381         3,543
                Stockholders' equity.....        279,125       322,725       302,733        307,840       284,341

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*  RESULTS OF OPERATIONS

    The Company operates primarily through two business units: the Companion Animal Group ("CAG") and Food and Environmental Division ("FED"). CAG comprises the Company's veterinary diagnostic products and services, its animal health pharmaceuticals business, and its veterinary informatics and internet business. FED comprises the Company's services and products for food and environmental testing. Through a series of transactions completed in late 1999 and the first quarter of 2000, the Company disposed of substantially all of its businesses related to food microbiology testing. FED now comprises the Company's water and dairy testing business and its production animal services business.

1999 Compared to 1998

COMPANION ANIMAL GROUP

    Revenue for CAG for 1999 increased 12% to $278.0 million from $247.8 million in 1998. The increase in revenue in 1999 compared to 1998 is primarily attributable to increased sales of consumables used in the Company's veterinary instruments, veterinary reference laboratory services, practice information management hardware, software and services and feline test kits. These increases were partially offset by decreased sales of canine test kits and sales of veterinary instruments. International revenue for CAG increased 4% to $62.4 million, or 22% of total CAG revenue, in 1999, compared to $59.8 million, or 24% of total CAG revenue, in 1998.

    Gross profit as a percentage of CAG revenue was 48% for 1999 compared to 49% for 1998. Higher sales of lower margin veterinary laboratory services and practice information management software products and services were partially offset by increased sales of higher margin veterinary consumables.

FOOD AND ENVIRONMENTAL DIVISION

    Revenue for FED for 1999 increased 8% to $78.2 million from $72.1 million in 1998. The increase in revenue in 1999 compared to 1998 is primarily attributable to increased sales of water testing products, dairy residue test kits, and food laboratory testing services, partially offset by decreased sales of dehydrated culture media. International revenue for FED increased 6% to $32.1 million, or 41% of total FED revenue, in 1999, compared to $30.2 million, or 42% of total FED revenue, in 1998.

    Gross profit as a percentage of FED revenue was 53% for 1999 compared to 52% for 1998. Increased sales of higher margin water, dairy residue and livestock test kits were partially offset by a decline in the average unit prices of poultry kits, which was in response to increased competition.

OPERATING EXPENSES

    Sales and marketing expenses were 16% and 20% of revenue in 1999 and 1998, respectively. The decrease as a percentage of revenue and the dollar decrease of $5.9 million were principally attributable to decreases in salary and related expenses resulting from workforce reductions, partially offset by the inclusion of sales and marketing expenses for Blue Ridge Pharmaceuticals, Inc. ("Blue Ridge") acquired in the last quarter of 1998.

    Research and development expenses were 8% and 7% of revenue in 1999 and 1998, respectively. The increase as a percentage of revenue and the dollar increase of $4.6 million are primarily attributable to the inclusion of a full year of expense for Blue Ridge and development of the VetConnect Internet business.

    General and administrative expenses were 12% and 14% of revenue in 1999 and 1998, respectively. The decrease as a percentage of revenue and the dollar decrease of $503,000 are primarily attributable to decreases in management bonus expense, provision for bad debts and currency losses. These decreases were partially offset by increased amortization expense as a result of a full year of expense for Blue Ridge in 1999, costs associated with the divestiture of the food laboratory business, and officer severance expenses.

    Net interest income was $5.7 million in 1999 compared to $6.9 million in 1998. The decrease in net interest income over the prior year is due to interest expense on the notes issued in the acquisition of Blue Ridge in the last quarter of 1998, decreased cash balances resulting from the acquisition of Blue Ridge in 1998, the repurchase of shares of the Company's common stock in 1999 and lower domestic interest rates in the first three quarters of 1999.

    The Company's effective tax rate was 38% in 1999 compared to 39% before the write-off of in-process research and development in 1998. The decrease in the effective tax rate was principally attributable to the renewal of federal and state credits for research and development activities.


1998 Compared to 1997

COMPANION ANIMAL GROUP

    Revenue for CAG for 1998 increased 24% to $247.8 million from $200.4 million in 1997. The increase in revenue in 1998 compared to 1997 is primarily attributable to increased sales of feline and canine test kits, consumables used in the Company's veterinary instruments, practice information management hardware, software and services resulting from the acquisition of practice information management software companies in the first and third quarters of 1997, and veterinary reference laboratory services. These increases were offset in part by decreased unit sales of veterinary instruments. International revenue for CAG increased 4% to $59.8 million, or 24% of total CAG revenue, in 1998, compared to $57.6 million, or 29% of total CAG revenue, in 1997.

    Gross profit as a percentage of CAG revenue was 49% for 1998 compared to 46% for 1997. Higher sales of higher margin veterinary test kits and consumables were partially offset by increased sales of lower margin veterinary laboratory services and practice information management software products and services.

FOOD AND ENVIRONMENTAL DIVISION

    Revenue for FED for 1998 increased 16% to $72.1 million from $62.3 million in 1997. The increase in revenue in 1998 compared to 1997 is primarily attributable to increased sales of food and environmental testing products, poultry and livestock test kits, and food laboratory testing services principally resulting from the acquisition of Agri-West Food Laboratory in March 1998. International revenue for FED increased 16% to $30.2 million, or 42% of total FED revenue, in 1998, compared to $26.0 million, or 42% of total FED revenue, in 1997.

    Gross profit as a percentage of FED revenue was 52% for 1998 compared to 53% for 1997. Increased sales of higher margin water, poultry and livestock kits were offset by unfavorable product mix in the food products.

OPERATING EXPENSES

    Sales and marketing expenses were 20% and 25% of revenue in 1998 and 1997, respectively. The decrease as a percentage of revenue and the dollar decrease of $3.5 million were principally attributable to an overall reduction in marketing and sales staff and related expenses resulting from workforce reductions worldwide, partially offset by the inclusion of a full year of expense for the veterinary practice information management software and food laboratory service businesses.

    Research and development expenses were 7% and 6% of revenue in 1998 and 1997, respectively. The increase as a percentage of revenue and the dollar increase of $5.6 million reflected additional resources and related overhead to support product development and the addition of pharmaceutical development expenses associated with the acquisition of Blue Ridge in October 1998.

    General and administrative expenses were 14% and 16% of revenue in 1998 and 1997, respectively. In dollars, general and administrative expenses increased $628,000 from 1997 to 1998. The increase was principally attributable to an increase in management incentive bonuses from 1997 when no bonuses were paid; additional expenses associated with the expansion of the veterinary laboratory business; and additional general and administrative expenses associated with acquired businesses, principally the acquisition of Blue Ridge in October 1998. These increases were offset in part by a decrease in the provision for bad debts and by a decrease in currency losses.

    On October 1, 1998, the Company acquired Blue Ridge Pharmaceuticals, Inc., a development-stage animal health pharmaceutical company with 11 products in development. At the acquisition date Blue Ridge had no commercially viable products and no historical revenue stream. The Company allocated the aggregate purchase price of $59.2 million plus $300,000 of acquisition costs based on the fair market value of tangible and intangible assets acquired, in accordance with Accounting Principles Board Opinion No. 16 ("APB 16"). The acquisition was accounted for as a purchase in accordance with APB 16 and the results of operations have been included with the Company's results since the date of acquisition. To value the intangible assets acquired the Company obtained an independent appraisal. That appraisal was performed using proven valuation techniques and supplemental guidance provided by the Securities and Exchange Commission. The aggregate purchase price was allocated as follows (in thousands):

   Current assets, including cash of $1,882                $1,243
   Long-term assets                                           118
   Deferred tax assets                                      3,444
   Current liabilities                                     (3,400)
   Intangibles                                                200
   In-process research and development                     37,162
   Goodwill                                                20,094
                                                         --------
                                                         $ 59,500
                                                         ========

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

    Eight of the eleven projects were pharmaceuticals for companion animals, including horses, and three of the eleven projects were pharmaceuticals for food animals. These projects use a combination of proprietary compounds and novel delivery systems. To be sold commercially the products must be approved by the Center for Veterinary Medicine ("CVM"), which is the agency within the Food and Drug Administration ("FDA") that is responsible for managing approval of new animal drugs. There are five types of data that must be provided to the FDA and the CVM prior to approval. These include 1) efficacy, 2) safety to the animals to be treated, 3) safety to the humans who will consume the animal or its products (if applicable), 4) safety to the environment and 5) good manufacturing practices (quality control of production to assure a consistent product). The Company utilizes clinical studies to support its applications for approval. The companion animal projects ranged from 19% to 78% complete, while the food animal projects ranged from 78% to 93% complete.

    These projects are unique and complex and frequently require modification to the product and the manufacturing process before satisfactory clinical results can be obtained. The delay in obtaining satisfactory data can result from any of the five items discussed above and frequently satisfactory results cannot be obtained.

    The in process research and development charge attributable to the companion animal projects totaled approximately $33.1 million, and these projects were estimated to require expenditures of $500,000 in 1999, $700,000 in 2000, and $100,000 in 2001. The intangible asset attributable to the food animal projects totaled approximately $4.1 million, and these projects were estimated to require expenditures of $250,000 in 1999 and $50,000 in 2000. Management believes that it is positioned to complete each of the major research and development programs. These estimates are subject to change, given the uncertainties of the development process and no assurance can be given that deviations from these estimates will not occur. Additionally, these projects will require maintenance expenditures when and if they have reached a state of technological and commercial feasibility and there is no assurance that each project will meet either technological or commercial success.

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

    The forecasts used by the Company in valuing in-process research and development were based upon assumptions the Company believed to be reasonable but which are inherently uncertain and unpredictable. The Company's assumptions may be incomplete or inaccurate and unanticipated events and circumstances are likely to occur. For these reasons, actual results may vary significantly from the projected results.

    Net interest income was $6.9 million in 1998 compared to $6.7 million in 1997. The increase in interest income is due to higher cash and investment balances during 1998 compared to 1997, partially offset by interest expense on the notes issued in the acquisition of Blue Ridge in the last quarter of 1998.

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

*  LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1999, the Company had $105.4 million of cash, cash equivalents, and short-term investments and $156.9 million of working capital. During 1999, the Company repurchased 3.9 million shares of the Company's common stock for $64.2 million. See Note 18.

    The Company's total capital budget for 2000 is approximately $22.8 million. Under the terms of certain supply agreements with suppliers of the Company's hematology instruments and consumables, slides for its VetTest instruments and certain raw materials, the Company has aggregate commitments to purchase approximately $35.6 million of products in 2000.

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

*  FUTURE OPERATING RESULTS

    The future operating results of the Company are subject to a number of factors, including without limitation the following:

    The Company's business has grown significantly over the past several years as a result of both internal growth and acquisitions of products and businesses. The Company has consummated a number of acquisitions since 1992, including five acquisitions in 1997, two acquisitions in 1998 and two acquisitions in 1999, and plans to make additional acquisitions. Identifying and pursuing acquisition opportunities, integrating acquired products and businesses, and managing growth require a significant amount of management time and skill. There can be no assurance that the Company will be effective in identifying and effecting attractive acquisitions, assimilating acquisitions or managing future growth.

    The Company's future success will depend in part on its ability to continue to develop new products and services both for its existing markets and for any new markets the Company may enter in the future. In recent years sales of the Company's chemistry and hematology analyzers have declined as the Company has achieved increasing market penetration. Future growth in sales of the Company's analyzers and associated consumables will depend in part on the Company's ability to introduce new systems with new features and capabilities. The Company is currently devoting significant resources to the development of such systems. The Company also plans to devote significant resources to the growth of many of its other businesses, including its animal health pharmaceuticals business and VetConnect, an Internet portal/application services provider for the provision of animal health-care information and services to veterinarians. There can be no assurance that the Company will successfully complete the development and commercialization of products and services for existing and new businesses or that such products and services, if commercialized, will meet revenue and profit expectations.

    The markets in which the Company competes are subject to rapid and substantial technological change. The Company encounters, and expects to continue to encounter, intense competition in the sale of its current and future products and services. In particular, the Company has encountered increasing competition in the market for canine heartworm diagnostics. Many of the Company's competitors and potential competitors, including large pharmaceutical companies, have substantially greater capital, manufacturing, marketing, and research and development resources than the Company.

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

    The Company's success is heavily dependent upon its proprietary technologies. The Company relies on a combination of patent, trade secret, trademark and copyright law to protect its proprietary rights. There can be no assurance that patent applications filed by the Company will result in patents being issued, that any patents owned or licensed by the Company will afford protection against competitors with similar technologies, or that the Company's non-disclosure agreements will provide meaningful protection for the Company's trade secrets and other proprietary information. Moreover, in the absence of patent protection, the Company's business may be adversely affected by competitors who independently develop substantially equivalent technologies. In addition, the Company may be required to obtain licenses to additional technologies from third parties in order to continue to sell certain products. There can be no assurance that any technology licenses which the Company desires or is required to obtain will be available on commercially reasonable terms.

    From time to time the Company receives notices alleging that the Company's products infringe third-party proprietary rights. In particular, the Company has received notices claiming that certain of the Company's immunoassay products infringe third-party patents. Patent litigation frequently is complex and expensive and the outcome of patent litigation can be difficult to predict. There can be no assurance that the Company will prevail in any infringement proceedings that may be commenced against the Company, and an adverse outcome may preclude the Company from selling certain products or require the Company to pay damages or make additional royalty or other payments with respect to such sales. In addition, from time to time other types of lawsuits are brought against the Company, wherein an adverse outcome could adversely affect the Company's results of operations.

    The development, manufacturing, distribution and marketing of certain of the Company's products and provision of its services, both in the United States and abroad, are subject to regulation by various domestic and foreign governmental agencies, including the U.S. Department of Agriculture and U.S. Food and Drug Administration ("FDA") and U.S. Environmental Protection Agency. Commercialization of animal health pharmaceuticals requires submission of substantial clinical, manufacturing and other data to the FDA and regulatory approval can take several years. Delays in obtaining, or the failure to obtain, any necessary regulatory approvals could have a material adverse effect on the Company's future product and service sales and operations. Any acquisitions of new products, services and technologies may subject the Company to additional areas of government regulations.

    Certain components used in the Company's products are currently available from only one source and others are available from only a limited number of sources. The Company's inability to develop alternative sources if and as required in the future, or to obtain sufficient sole or limited source components as required, could result in cost increases or reductions or delays in product shipments. Certain technologies licensed by the Company and incorporated into its products are also available only from a single source, and the Company's business may be adversely affected by the expiration or termination of any such licenses or any challenges to the technology rights underlying such licenses. In addition, the Company currently purchases or is contractually required to purchase certain of the products that it sells, including its chemistry and hematology analyzers and associated consumables, from single sources. Failure of such sources to supply product to the Company would have a material adverse effect on the Company's business.

    In 1999, international revenue was $94.5 million and accounted for 27% of total revenue, and the Company expects that its international business will continue to account for a significant portion of its total revenue. Foreign regulatory bodies often establish product standards different from those in the United States, and designing products in compliance with such foreign standards may be difficult or expensive. Other risks associated with foreign operations include possible disruptions in transportation of the Company's products, the differing product and service needs of foreign customers, difficulties in building and managing foreign operations, fluctuations in the value of foreign currencies, import/export duties and quotas, and unexpected regulatory, economic or political changes in foreign markets.

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

*  YEAR 2000

    The Year 2000 problem refers to computing failures resulting from the use by computer programs of two digits, rather than four digits, to define a year. This could lead, for example, to a computer recognizing a date using "00" as 1900 rather than 2000. Prior to January 1, 2000, the Company carried out a program to identify and resolve potential Year 2000 problems. The Company's program was focused on its information technology (IT) and non-IT internal systems, the products and services sold by the Company, and the products and services sold by outside vendors. The total cost to the Company to identify and address potential Year 2000 problems was not material to the Company's financial position, results of operations or cash flows. To date the Company has not experienced any significant issues relating to the Year 2000. Although it is not possible to predict whether Year 2000 problems may arise in the future, particularly with respect to distributors, suppliers and other third parties outside of the Company's control, the Company does not believe that Year 2000 issues will have a material adverse impact on the Company's operations or financial results. The Company will continue to monitor its internal systems and its software-related products for Year 2000 issues.

    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company's market risk consists primarily of foreign currency exchange risk. The Company operates subsidiaries in 13 foreign countries and transacts business in local currencies. The Company hedges its cash flows on intercompany sales to minimize foreign currency exposure.

    The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency transactions. Corporate policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and options with a duration of less than 12 months. Gains and losses related to qualifying hedges of foreign currency from commitments or anticipated transactions are deferred in prepaid expenses and are included in the basis of the underlying transaction.

    Based on the Company's overall currency rate exposure at December 31, 1999, including derivative and other foreign currency sensitive instruments, a 5% change in exchanges rate balances denominated in foreign currencies which is not the functional currency would not have a material impact on the results of operation. However, the effects of a 5% change in exchange rates, if not offset by hedge contracts or related price adjustments would have a material impact on the results of operations.

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

                                                                            PAGE

*   Report of Independent Public Accountants...............................   9
*   Consolidated Balance Sheets as of December 31, 1998 and 1999...........  10
*   Consolidated Statements of Operations for the Years Ended December 31,
      1997, 1998 and 1999..................................................  11
*   Consolidated Statements of Stockholders' Equity for the Years Ended
      December 31, 1997, 1998 and 1999.....................................  12
*   Consolidated Statements of Cash Flows for the Years Ended December 31,
      1997, 1998 and 1999..................................................  13
*   Notes to Consolidated Financial Statements.............................  14
*   Schedule II
      Valuation and Qualifying Accounts....................................  34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To IDEXX Laboratories, Inc.:

    We have audited the accompanying consolidated balance sheets of IDEXX Laboratories, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IDEXX Laboratories, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

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


                                                             ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 28, 2000 (except with respect
to the matters discussed in Notes 5 and
16, as to which the date is February 28, 2000)

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     DECEMBER 31,
                                                               ------------------------
                                                                   1998         1999
                                                               ------------  ----------
                            ASSETS
  Current Assets:
     Cash and cash equivalents..............................     $109,063      $ 58,576
     Short-term investments.................................       29,290        46,835
     Accounts receivable, less reserves of $5,368 and
     $4,828 in 1998 and 1999, respectively..................       47,947        58,353
     Inventories............................................       55,428        47,488
     Deferred income taxes..................................       13,965        14,679
     Other current assets...................................        7,653         6,484
                                                                 --------      --------
       Total current assets.................................      263,346       232,415
                                                                 --------      --------
  Long-Term Investments.....................................       17,297        25,517
                                                                 --------      --------
  Property and Equipment, at cost:
     Land...................................................        1,197         1,196
     Buildings..............................................        4,487         4,528
     Leasehold improvements.................................       17,629        18,522
     Machinery and equipment................................       31,917        34,630
     Construction in progress...............................        1,840         1,152
     Office furniture and equipment.........................       25,423        28,630
                                                                 --------      --------
                                                                   82,493        88,658
     Less -- Accumulated depreciation and amortization......       41,013        49,108
                                                                 --------      --------
                                                                   41,480        39,550
                                                                 --------      --------
  Other Assets, net.........................................       64,425        62,676
                                                                 --------      --------
                                                                 $386,548      $360,158
                                                                 ========      ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
     Accounts payable.......................................     $ 26,816      $ 19,647
     Accrued expenses.......................................       32,046        40,183
     Current portion of long-term debt......................        5,190         3,250
     Deferred revenue.......................................       10,465        12,444
                                                                 --------      --------
       Total current liabilities............................       74,517        75,524
                                                                 --------      --------
  Long-term debt, net of current portion....................        4,191           293
                                                                 --------      --------
  Commitments and Contingencies (Note 5)
  Stockholders' Equity:
     Preferred stock, $1.00 par value --  Authorized --
       500 shares None issued and outstanding................          --            --
     Series A junior participating preferred stock,
      $1.00 par value Designated -- 100 shares of preferred
      stock None issued and outstanding......................          --            --
     Common stock, $0.10 par value --  Authorized --
      60,000 shares
     Issued 38,831 shares in 1998 and 39,584
      shares in 1999........................................        3,883         3,958
     Additional paid-in capital.............................      276,296       284,459
     Retained earnings......................................       31,041        63,619
     Accumulated other comprehensive income (loss)..........       (3,380)       (3,473)
     Treasury stock (3,899 shares in 1999), at cost.........           --       (64,222)
                                                                 --------      --------
       Total stockholders' equity...........................      307,840       284,341
                                                                 --------      --------
                                                                 $386,548      $360,158
                                                                 ========      ========


The accompanying notes are an integral part of these consolidated financial statements.

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       YEARS ENDED DECEMBER 31,
                                               ---------------------------------------
                                                   1997          1998          1999
                                               ------------  ------------   ----------

 Revenue....................................     $ 262,970     $ 319,889     $ 356,214
 Cost of revenue............................       141,030       161,698       182,117
                                                 ---------     ---------     ---------
    Gross profit............................       121,940       158,191       174,097
                                                 ---------     ---------     ---------
 Expenses:
    Sales and marketing.....................        66,383        62,844        56,912
    General and administrative..............        42,930        43,558        43,055
    Research and development................        17,057        22,687        27,313
    Non-recurring operating charge..........        21,300            --            --
    Write-off of in-process research and
    development.............................        13,200        37,162            --
                                                 ---------     ---------     ---------
      Income (loss) from operations.........       (38,930)       (8,060)       46,817
    Interest income, net....................         6,670         6,877         5,728
                                                 ---------     ---------     ---------
      Net income (loss) before provision for
       (benefit of) income taxes............       (32,260)       (1,183)       52,545
 Provision for (benefit of) income taxes....       (11,140)       14,032        19,967
                                                 ---------     ---------     ---------
      Net income (loss).....................     $ (21,120)    $ (15,215)    $  32,578
                                                 =========     =========     =========
 Earnings (loss) per share: Basic...........     $   (0.56)    $   (0.40)    $    0.85
                                                 =========     =========     =========
 Earnings (loss) per share: Diluted.........     $   (0.56)    $   (0.40)    $    0.82
                                                 =========     =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      COMMON STOCK
                                  ---------------------                                   ACCUMULATED
                                                            ADDITIONAL                       OTHER                        TOTAL
                                    NUMBER      $0.10         PAID-IN        RETAINED    COMPREHENSIVE    TREASURY    STOCKHOLDERS'
                                  OF SHARES   PAR VALUE       CAPITAL        EARNINGS    INCOME (LOSS)      STOCK        EQUITY
                                  ---------   ---------     ----------       --------    -------------    --------    ------------
BALANCE, December 31, 1996 ....      37,774      $3,777      $ 253,118       $ 67,376       $(1,546)      $     --       $ 322,725

Issuance of common stock in
   settlement of VetTest
   acquisition.................           6           1             87             --            --             --              88
Exercise of stock options,
   including the tax benefit ..         389          39          4,070             --            --             --           4,109
Comprehensive income (loss):
   Net loss ...................          --          --             --        (21,120)           --             --              --
   Translation adjustment .....          --          --             --             --        (3,069)            --              --
   Total comprehensive loss ...          --          --             --             --            --             --         (24,189)
                                     ------      ------      ---------       --------       -------       --------       ---------
BALANCE, December 31, 1997 ....      38,169       3,817        257,275         46,256        (4,615)            --         302,733

Issuance of common stock in
   settlement of Idetek, Inc.
   escrow                                22           2             (2)            --            --             --              --
Issuance of common stock and
   Warrants for acquisition of
   Blue Ridge Pharmaceuticals,
    Inc .......................          --          --         12,323             --            --             --          12,323
Exercise of stock options,
   Including the tax benefit ..         640          64          6,700             --            --             --           6,764
Comprehensive income (loss):
   Net loss ...................          --          --             --        (15,215)           --             --              --
   Translation adjustment .....          --          --             --             --         1,235             --              --
   Total comprehensive loss ...          --          --             --             --            --             --         (13,980)
                                     ------      ------      ---------       --------       -------       --------       ---------
BALANCE, December 31, 1998 ....      38,831       3,883        276,296         31,041        (3,380)            --         307,840

Issuance of common stock to
   board of directors .........          13           1            342             --            --             --             343
Purchase of treasury stock ....          --          --             --             --            --        (64,222)        (64,222)
Exercise of stock options,
   Including the tax benefit ..         740          74          7,821             --            --             --           7,895
Comprehensive income (loss):
   Net income .................          --          --             --         32,578            --             --              --
   Translation adjustment .....          --          --             --             --           (93)            --              --
   Total comprehensive income .          --          --             --             --            --             --          32,485
                                     ------      ------      ---------       --------       -------       --------       ---------
BALANCE, December 31, 1999 ....      39,584      $3,958      $ 284,459       $ 63,619       $(3,473)      $(64,222)      $ 284,341
                                     ======      ======      =========       ========       =======       ========       =========

The accompanying notes are an integral part of these consolidated financial statements.

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                             1997           1998           1999
                                                         ----------      ----------     ---------

Cash Flows From Operating Activities:
 Net income (loss) ................................      $ (21,120)      $ (15,215)      $  32,578
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities
     Depreciation and amortization ................         14,425          15,887          17,209
     Provision for (benefit of) deferred income tax        (14,710)            419           2,019
     Non-cash  portion of  non-recurring  operating
      charge ......................................          1,600              --              --
     Non-cash write-off of in-process research and
      Development .................................         13,200          37,162              --
  Changes in assets and liabilities, net of
     Acquisition(s)
      Accounts receivable .........................         23,712            (528)        (10,406)
      Inventories .................................        (11,218)          4,949           5,182
      Other current assets ........................         (8,400)          2,781           1,169
      Accounts payable ............................         (7,200)         14,344          (7,169)
      Accrued expenses ............................         23,693         (12,569)         10,058
      Deferred revenue ............................           (483)         (1,160)          1,979
                                                         ---------       ---------       ---------
       Net cash provided by operating activities ..         13,499          46,070          52,619
                                                         ---------       ---------       ---------
Cash Flows From Investing Activities:
  Decrease (increase) in investments, net .........          6,515              48         (25,765)
  Purchases of property and equipment .............        (12,507)         (8,992)         (8,292)
  Increase in other assets ........................         (3,699)           (369)         (1,229)
  Proceeds from sale of business ..................             --              --             350
  Acquisition(s) of business(es), net of
   cash acquired ..................................        (23,047)        (39,091)         (4,088)
                                                         ---------       ---------       ---------
     Net cash used in investing activities ........        (32,738)        (48,404)        (39,024)
                                                         ---------       ---------       ---------
Cash Flows From Financing Activities:
  Repayment of notes payable ......................         (1,509)         (2,529)         (6,411)
  Purchase of treasury stock ......................             --              --         (64,222)
  Proceeds from the exercise of stock options .....          3,048           5,756           6,611
                                                         ---------       ---------       ---------
    Net cash provided (used) by financing .........
     activities ...................................          1,539           3,227         (64,022)
                                                         ---------       ---------       ---------
Net effect of Exchange Rate Changes ...............         (3,069)          1,198             (60)
                                                         ---------       ---------       ---------
Net Increase (Decrease) in Cash and Cash
     Equivalents ..................................        (20,769)          2,091         (50,487)
Cash and Cash Equivalents, Beginning of Year ......        127,741         106,972         109,063
                                                         ---------       ---------       ---------
Cash and Cash Equivalents, End of Year ............      $ 106,972       $ 109,063       $  58,576
                                                         =========       =========       =========
Supplemental Disclosure of Cash Flow Information:
 Interest paid during the year ....................      $     405       $     369       $     405
                                                         =========       =========       =========
  Income taxes paid during the year ...............      $   8,706       $  17,385       $  12,827
                                                         =========       =========       =========
Supplemental Disclosure of Noncash Financing
Activity:
  Issuance of common stock in settlement of VetTest
   Acquisition ....................................      $      88       $      --       $      --
                                                         =========       =========       =========
  Issuance of notes, common stock and warrants for
   Acquisition of Blue Ridge Pharmaceuticals, Inc.       $      --       $  20,153       $      --
                                                         =========       =========       =========
  Receipt of note for sale of assets of IDEXX Food
   Safety Net, Inc. ..............................       $      --       $      --       $     195
                                                         =========       =========       =========



The accompanying notes are an integral part of these consolidated financial statements.

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    IDEXX Laboratories, Inc. and subsidiaries (the "Company") develop, manufacture and distribute products and provide services for the veterinary, food and environmental markets. In the veterinary market, the Company develops, manufactures and distributes biology-based detection systems, develops and distributes veterinary pharmaceuticals and chemistry-based detection systems, provides laboratory testing and specialized consulting services and develops and distributes veterinary practice information management software systems and provides related services. In the food and environmental market, the Company develops, manufactures and distributes biology-based detection systems and provides laboratory testing and specialty consulting services. The Company's products and services are sold worldwide.

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

(b) Inventories

    Inventories include material, labor and overhead, and are stated at the lower of cost (first-in, first-out) or market. The components of inventories are as follows (in thousands):

                                          DECEMBER 31,
                                     --------------------
                                       1998         1999
                                     -------      -------
                Raw materials.....   $ 4,871      $ 6,385
                Work-in-process...     3,704        4,190
                Finished goods....    46,853       36,913
                                     -------      -------
                                     $55,428      $47,488
                                     =======      =======

(c) Depreciation and Amortization

    The Company provides for depreciation and amortization using the declining-balance and straight-line methods by charges to operations in amounts that allocate the cost of property and equipment over their estimated useful lives as follows:

                                                      ESTIMATED
                    ASSET CLASSIFICATION             USEFUL LIFE
                ---------------------------        --------------

                Leasehold improvements...........  Life of lease
                Machinery and equipment..........  3-5 Years
                Office furniture and equipment...  5-7 Years
                Buildings........................  40 Years

(d) Other Assets

    Other assets are as follows (in thousands):
                                                           DECEMBER 31,
                                                       -------------------
                 DESCRIPTION           USEFUL LIFE      1998        1999
          -----------------------    --------------    -------     -------

          Patents and trademarks.    10 Years          $ 9,372     $ 9,318
          Goodwill...............    5-40 Years         50,826      55,187
          Non-compete agreements.    3-5 Years           4,330       4,480
          Other intangibles......    5-10 Years         11,146      11,622
                                                       -------     -------
                                                        75,674      80,607
          Accumulated amortization                      21,858      29,138
                                                       -------     -------
          Intangible assets, net.                       53,816      51,469
          Other assets...........                       10,609      11,207
                                                       -------     -------
                                                       $64,425     $62,676
                                                       =======     =======

    Substantially all of the patents and trademarks were acquired in connection with the acquisition of a product line of VetTest S.A. ("VetTest") in 1992. Other intangibles include subscriber lists, existing technology intangible assets, and prepaid royalties. Other assets include the long-term deferred tax asset, cost of products sold to customers with right of return privileges (see
Note 1(g)) and long-term deposits. Amortization of intangible assets was $5.0 million, $6.0 million and $7.5 million for the years ended December 31, 1997, 1998 and 1999, respectively. The Company continually assesses the realizability of these assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. As of the respective balance sheet dates the Company determined that no impairment has occurred.

(e) Stock-Based Compensation Plans

         The Company accounts for stock-based compensation plans under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No.
123). Under SFAS No. 123, the Company elected the disclosure only method and will continue to account for stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees (See Note 9).

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

(g) Revenue Recognition

    The Company recognizes product revenue at the time of shipment for substantially all products. The Company recognizes revenue from non-cancelable software licenses upon product shipment as collection is probable and no significant vendor obligations remain at the time of shipment. Service revenue is recognized at the time the service is performed. Maintenance revenue is billed in advance and recognized over the life of the contracts, usually one year or less. Certain instrument systems are sold to a third-party finance company who leases these systems to its customers with a right-of-return privilege. The third-party finance company can return the instrument system to the Company for a partial refund based on the time from initial sale to product return. The Company recognizes revenue under these contracts over the term of the underlying lease contract.

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

(i) Foreign Currency Translation and Foreign Exchange Contracts

    Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average of exchange rates in effect during the period. Cumulative translation gains and losses are shown in the accompanying consolidated balance sheets as a separate component of accumulated other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in foreign currencies are included in current operations. Included in general and administrative expenses are foreign currency transaction losses of $511,000 and $127,000 and a gain of $597,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

    The Company enters into foreign currency exchange contracts of its anticipated intercompany and third party inventory purchases for the next twelve months in order to minimize the impact of foreign currency fluctuations on these transactions. The Company's accounting policies for these contracts are based on the Company's designation of such instruments as hedging transactions which are supported by firm third-party purchases. The Company also utilizes some natural hedges to mitigate its transaction and commitment exposures. The contracts the Company enters into are firm foreign currency commitments, and therefore market gains and losses are deferred until the contract matures, which is the period when the related obligation is settled. The Company enters into these exchange contracts with large multinational financial institutions. As of December 31, 1998, the deferred gains on these contracts totaled $20,000. There were no unrecorded gains or losses on these contracts as of December 31, 1999. The foreign currency contracts, which extend through December 31, 1999 and 2000, respectively, consisted of the following (in thousands):


            CURRENCY SOLD              US DOLLAR EQUIVALENT
            -------------         ------------------------------
                                        1998            1999
                                  ---------------  -------------
        Australian dollar....          $2,394          $   --
        Japanese Yen.........           2,469             504
                                       ------          ------
                                       $4,863          $  504
                                       ======          ======

(j) Disclosure of Fair Value of Financial Instruments and Concentration of Credit Risk

    Financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable and notes payable. The Company does not believe significant credit risk exists at December 31, 1999. The carrying amounts of the Company's financial instruments approximate fair market value.

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

                                                                        1997    1998    1999
                                                                       ------  ------  -----
  SHARES OUTSTANDING FOR BASIC EARNINGS (LOSS) PER SHARE:
  Weighted average shares outstanding................................  37,974  38,513  38,412
                                                                       ======  ======  ======
  SHARES OUTSTANDING FOR DILUTED EARNINGS (LOSS) PER SHARE:
  Weighted average shares outstanding................................  37,974  38,513  38,412
  Shares assumed issued for the acquisition of Blue Ridge
     Pharmaceuticals, Inc............................................      --      --     115
  Dilutive effect of options issued to employees.....................      --      --   1,216
                                                                       ------  ------  ------
                                                                       37,974  38,513  39,743
                                                                       ======  ======  ======

    The Company incurred losses for the years ending December 31, 1997 and 1998 and has, as a result, excluded the dilutive effect of options issued to employees and assumed shares issued from the calculation of shares outstanding for diluted earnings per share. If the Company had reported net income, shares outstanding would have increased by 1,444,000 and 1,720,000 shares, respectively. 729,000, 313,000 and 1,294,000 options for 1997, 1998 and 1999, respectively, have been excluded from the calculation of shares outstanding for diluted earnings (loss) per share because they were anti-dilutive.

(l) Reclassifications

    Reclassifications have been made in the consolidated financial statements to conform to the current year's presentation.

(m) Comprehensive Income

    In 1998, the Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income (SFAS No. 130), which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose comprehensive income, which encompasses net income and foreign currency translation adjustments, in the Consolidated Statement of Stockholders' Equity. The Company considers the foreign currency cumulative translation adjustment to be permanently invested and therefore has not provided income taxes on those amounts. Prior years have been restated to conform to SFAS No. 130 requirements.

(n) New Accounting Standards

    In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No. 133 was issued in June 1999 and deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000 and is applicable on both an interim and annual basis. Companies are not required to apply this statement retroactively to prior periods. The Company does not believe this statement will have a material impact on the consolidated balance sheet or statement of operations.

(2) INCOME TAXES

    Earnings (losses) before income taxes for each year were as follows (in thousands):

                            1997        1998       1999
                          --------   ---------  -------
         Domestic.....    $ (29,731) $ (16,071) $ 37,253
         International....   (2,529)    14,888    15,292
                          ---------  ---------  --------
                          $ (32,260) $  (1,183) $ 52,545
                          =========  =========  ========

         The provisions for (benefit of) income taxes for the years ended December 31, 1997, 1998 and 1999 are comprised of the following (in thousands):

                                   DECEMBER 31,
                      -------------------------------------
                        1997           1998           1999
                      --------       --------       -------
Current
  Federal ......      $    817       $  5,758       $10,630
  State ........           954          2,682         3,066
  International          1,799          5,173         4,252
                      --------       --------       -------
                         3,570         13,613        17,948
                      --------       --------       -------
Deferred
  Federal ......       (12,314)           524         1,955
  State ........        (2,396)          (105)           64
                      --------       --------       -------
                       (14,710)           419         2,019
                      --------       --------       -------
                      $(11,140)      $ 14,032       $19,967
                      ========       ========       =======

    The provision for (benefit of) income taxes differs from the amount computed by applying the statutory federal income tax rate as follows:

                                               DECEMBER 31,
                                      ----------------------------
                                       1997      1998        1999
                                      ------   --------    -------
  U.S. federal statutory rate...        35.0%      35.0%     35.0%
  State income tax, net of federal
   tax benefit...............            4.1     (217.7)      5.0
  International income taxes..            --      125.0      (2.1)
  Amortization of non-deductible
    Assets....................          (1.6)    (183.1)      2.2

  Write-off of in-process
    research and development..          (5.1)  (1,098.6)       --
  Non-taxable interest income.           4.1      117.9      (2.9)
  Other, net..................          (2.0)      35.4       0.8
                                      ------   --------    ------
  Effective tax rate..........          34.5%  (1,186.1)%    38.0%
                                      ======   ========    ======

    The components of the domestic net deferred tax asset (liability) included in the accompanying consolidated balance sheets are as follows (in thousands):

                                          1998                     1999
                                 ---------------------     ---------------------
                                 CURRENT     LONG-TERM     CURRENT     LONG-TERM
                                 -------     ---------     -------     ---------
ASSETS:
   Accruals .................    $ 4,323      $    --      $ 4,531      $   --
   Receivable reserves ......      3,173           --        2,451          --
   Deferred revenue .........      4,189           --        3,267          --
   Inventory basis
    differences .............      2,301           --        3,017          --
   Intangible basis
    differences .............         --        6,389           --       6,732
   Tax credit carryforwards..         --          235          433          --
   Net operating loss
   carryforwards ............         --        4,434        1,098       1,482
                                 -------      -------      -------      ------
    Total assets ............     13,986       11,058       14,797       8,214
                                 -------      -------      -------      ------
LIABILITIES:
   Property basis differences         --          928           --       1,106
   Intangible basis
    Differences .............         --          470           --         173
   Other ....................         21           --          118          --
                                 -------      -------      -------      ------
    Total liabilities .......         21        1,398          118       1,279
                                 -------      -------      -------      ------
   Net domestic asset .......    $13,965      $ 9,660      $14,679      $6,935
                                 =======      =======      =======      ======




The components of the foreign net deferred tax asset (in thousands):

                                      1998                        1999
                               --------------------      ---------------------
                               CURRENT    LONG-TERM      CURRENT     LONG-TERM
                               -------    ---------      -------     ---------
ASSETS:
   Net operating loss
    carryforwards .........    $  --       $ 3,679       $    --      $ 3,197
   Other ..................      135            --            --           --
                               -----       -------       -------      -------
    Total assets ..........      135         3,679            --        3,197
LIABILITIES:
    Total liabilities .....       --            --            --           --
VALUATION ALLOWANCE .......     (135)       (3,679)           --       (3,197)
                               -----       -------       -------      -------
    Net asset (liability)..    $  --       $    --       $    --      $    --
                               =====       =======       =======      =======

    At December 31, 1999, the Company had domestic net operating loss carryforwards of approximately $7.4 million available to offset future taxable income. Net operating loss carryforwards expire at various dates from 2000 to 2014. The Tax Reform Act of 1986 contains provisions that limit annual availability of the net operating loss carryforwards due to a more than 50% change in ownership that occurred upon the acquisition of certain companies.

    At December 31, 1999, the Company had net operating loss carryforwards in foreign subsidiaries of approximately $8.1 million available to offset future taxable income. These net operating loss carryforwards expire at various dates beginning in 2003. The Company has recorded a valuation allowance for the assets because realizability is uncertain.

    As of December 31, 1999, unremitted earnings in subsidiaries outside the United States totaled $21.9 million, on which no United States taxes have been provided. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when tax effective to do so. It is not practical to estimate the amount of additional taxes that might be payable upon repatriation of foreign earnings; however, the Company believes that United States foreign tax credits would largely eliminate any United States taxes or offset any foreign withholding taxes.

(3) CASH EQUIVALENTS, SHORT-TERM AND LONG-TERM INVESTMENTS

    The Company accounts for investments under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Except for preferred stock, the Company has the intent and ability to hold short-term and long-term investments to maturity and records these investments at amortized cost which approximates fair market value. The Company classifies its investment in preferred stock as available-for-sale and values it at fair market value.

    Cash equivalents are short-term, highly liquid investments with original maturities of less than three months. Short-term investments are investment securities with original maturities of greater than three months but less than one year and consist of the following (in thousands):

                                       DECEMBER 31,
                                   --------------------
                                     1998        1999
                                   -------     --------
Municipal bonds .............      $21,801      $24,785
Preferred stocks ............           --        9,120
U.S. government obligations .        6,000        8,000
Certificates of deposit .....        1,031        4,930
Commercial paper ............          458           --
                                   -------      -------
                                   $29,290      $46,835
                                   =======      =======

    Long-term investments are investment securities with original maturities of greater than one year and consist of the following (in thousands):

                                      DECEMBER 31,
                                 --------------------
                                   1998         1999
                                 -------      -------

Municipal bonds ...........      $13,297      $23,517
Certificates of deposit ...        4,000           --
U.S. government obligations           --        2,000
                                 -------      -------

                                 $17,297      $25,517
                                 =======      =======

(4) NOTES PAYABLE

    In connection with the acquisition of the business of Consolidated Veterinary Diagnostics, Inc. ("CVD") in July 1996, the Company issued an unsecured note payable for $3.0 million, of which $1.0 million was outstanding at December 31, 1998. The final installment payment of $1 million was made in July 1999.

    In connection with the Central Veterinary Diagnostic Laboratory acquisition (see Note 15(f)) the Company issued an unsecured note payable for Australian Dollars 900,000 (US $587,000) of which Australian dollars 675,000 (US $439,000) was outstanding at December 31, 1999. The note bears interest at 6% and is due in four equal annual installments beginning in December 1998.

    In connection with the Blue Ridge Pharmaceuticals, Inc. ("Blue Ridge") acquisition (see Note 15(e)), the Company issued unsecured notes payable for $7,830,000, of which $3,103,000 was outstanding at December 31, 1999. The notes bear interest at 5.5%, and the final installment is due on October 1, 2000.

(5) COMMITMENTS AND CONTINGENCIES

    The Company leases its facilities under operating leases which expire through 2008. In addition, the Company is responsible for the real estate taxes and operating expenses related to these facilities. Minimum annual rental payments under these agreements are as follows (in thousands):

                            YEARS ENDING
                            DECEMBER 31,
                          ---------------
                          2000 ..........      $ 4,832
                          2001 ..........        4,522
                          2002 ..........        3,615
                          2003 ..........        3,347
                          2004 ..........        2,828
                          Thereafter ....        9,578
                                               -------
                                               $28,722
                                               =======

    Rent expense charged to operations under operating leases was approximately $3.8 million, $4.9 million and $5.1 million for the years ended December 31, 1997, 1998 and 1999, respectively.

    Under the terms of certain supply agreements with suppliers of the Company's hematology instruments and consumables, slides for its VetTest instruments, and certain raw materials, the Company has aggregate commitments to purchase approximately $35.6 million of products in 2000.

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

    In January 1998, a complaint was filed in the U.S. District Court for the District of Maine captioned ROBERT A. ROSE, et.al. v. DAVID E. SHAW, ERWIN F. WORKMAN, JR. and IDEXX LABORATORIES, INC. The plaintiffs purport to represent a class of purchasers of the common stock of the Company from July 19, 1996 through March 24, 1997. The complaint claims that the defendants violated
Section 10(b) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Rule 10b-5 promulgated pursuant thereto, by virtue of false or misleading statements made during the class period. The complaint also claims that the individual defendants are liable as "control persons" under Section 20(a) of that Act. In addition, the complaint claims that the individual defendants sold some of their own common stock of the Company, during the class period, at times when the market price for the stock allegedly was inflated. In July 1999, the U.S. District Court granted the Company's motion to dismiss the case for failure to state a claim. However in August 1999, the plaintiffs appealed that ruling to the U.S. Court of Appeals for the First Circuit. In February 2000, the Company entered into a Memorandum of Understanding (the "MOU") with the plaintiffs pursuant to which the parties have agreed to settle the suit. Pursuant to the MOU, the Company and the plaintiffs have filed a Stipulation of Settlement (the "Stipulation") with U.S. District Court. Subject to certain conditions, the Stipulation will become effective following approval by the District Court and expiration of the time for any appeal. No assurance can be given that the District Court will approve the Stipulation or otherwise that the suit will be finally settled on the terms contained in the MOU. The proposed settlement (in excess of the portion reimbursed through insurance) will not affect results of operations in 2000. In the event that the suit is not settled, the Company is unable to assess the likelihood of an adverse result or estimate the amount of damages which the Company may be required to pay. Any adverse outcome resulting in the payment of damages would adversely affect the Company's results of operations.

    In December 1997, SA Scientific, Inc. ("SAS") filed suit against the Company in the State of Texas District Court. SAS has alleged breach of a development and supply agreement between SAS and the Company, negligent misrepresentation, fraud and conversion of SAS's intellectual property, and is seeking $8,000,000 in actual damages, $24,000,000 in punitive damages, further unspecified damages and attorneys' fees. The Company has filed an answer to the complaint denying SAS's allegations and has asserted counterclaims against SAS for breach of contract, fraud and conversion of the Company's property. The Company believes that it has meritorious defenses to SAS's claims and is contesting the matter vigorously. However, the Company is unable to assess the likelihood of an adverse result or estimate the amount of damages the Company might be required to pay. Any adverse outcome resulting in payment of damages would adversely affect the Company's results of operations.

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

             Legal settlement and related costs ......      $ 8,000
             Severance benefits and related costs ....        9,000
             Idle capacity and lease termination costs        2,700
             Asset impairment ........................        1,600
                                                            -------
                                                            $21,300
                                                            =======

    As of December 31, 1999, $653,000 was included in accrued expenses relating to the non-recurring operating charge. The balance remaining at December 31, 1999 primarily represents severance payments due to terminated employees and lease payments on unutilized facilities. During 1999, the Company paid $2.6 million related to this charge.

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

            Current assets, including cash of $1,243      $  1,882
            Long-term assets .......................           118
            Deferred tax assets ....................         3,444
            Current liabilities ....................        (3,400)
            Intangibles ............................           200
            In-process research and development ....        37,162
            Goodwill ...............................        20,094
                                                          --------
                                                          $ 59,500
                                                          ========

    Intangibles include $37.2 million for purchased in-process research and development for projects that do not have future alternative uses. This allocation represents the estimated fair value based on discounted risk-adjusted cash flows, adjusted using percentage of completion methodology (see below), related to the in-process research and development projects. The development of these projects had not yet reached technological feasibility and the in-process research and development had no alternative uses. Accordingly, these costs were expensed as of the acquisition date in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

    Eight of the eleven projects were pharmaceuticals for companion animals, including horses, and three of the eleven projects were pharmaceuticals for food animals. These projects use a combination of proprietary compounds and novel delivery systems. To be sold commercially the products must be approved by the Center for Veterinary Medicine ("CVM"), which is the agency within the Food and Drug Administration ("FDA") that is responsible for managing approval of new animal drugs. There are five types of data that must be provided to the FDA and the CVM prior to approval. These include 1) efficacy, 2) safety to the animals to be treated, 3) safety to the humans who will consume the animal or its products (if applicable), 4) safety to the environment and 5) good manufacturing practices (quality control of production to assume a consistent product). The Company utilizes clinical studies to support its applications for approval. The companion animal projects ranged from 19% to 78% complete, while the food animal projects ranged from 78% to 93% complete.

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

             Current assets, including cash of $848      $  8,172
             Long-term assets .....................           789
             Current liabilities ..................       (13,377)
             Intangibles ..........................         3,650
             In-process research and development ..        13,200
             Goodwill .............................         7,566
                                                         --------
                                                         $ 20,000
                                                         ========


    Intangibles include $13.2 million for purchased in-process research and development for projects that do not have future alternative uses. This allocation represents the estimated fair value based on discounted risk-adjusted cash flows related to the in-process research and development projects. The development of these projects had not yet reached technological feasibility and the in-process research and development had no alternative uses. Accordingly, these costs were expensed as of the acquisition date in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

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

(b) Series A Junior Participating Preferred Stock

    On December 17, 1996, the Company designated 100,000 shares of Preferred Stock as Series A Junior Participating Preferred Stock ("Series A Stock") in connection with its Shareholder Rights Plan (see Note 10). In general, each share of Series A Stock will: (i) be entitled to a minimum preferential quarterly dividend of $10 per share and to an aggregate dividend of 1000 times the dividend declared per share of Common Stock, (ii) in the event of liquidation, be entitled to a minimum preferential liquidation payment of $1,000 per share (plus accrued and unpaid dividends) and to an aggregate payment of 1000 times the payment made per share of Common Stock, (iii) have 1000 votes, voting together with the Common Stock, (iv) in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, be entitled to receive 1000 times the amount received per share of Common Stock and
(v) not be redeemable. These rights are protected by customary antidilution provisions. There are no shares of Series A Stock outstanding.

(9) STOCK-BASED COMPENSATION PLANS

    At December 31, 1999, the Company had 11 stock-based compensation plans, which are described below. The Company accounts for these plans under the provisions of SFAS No. 123. Under SFAS No. 123 the Company elected the disclosure method and will continue to account for stock-based compensation plans under APB Opinion No. 25. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the Company's 11 stock-based compensation plans been determined consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per common and common equivalent share would have been reduced to the following pro forma amounts (in thousands):

                                            YEARS ENDED DECEMBER 31,
                                       ---------------------------------
                                         1997        1998         1999
                                       ---------   ---------    --------
        Net income (loss):
           As reported...........      $(21,120)   $(15,215)    $ 32,578
           Pro forma.............       (30,563)    (21,931)      25,550
        Net income (loss) per share:
           Basic: as reported....      $  (0.56)   $  (0.40)    $   0.85
           Basic: pro forma......         (0.80)      (0.57)        0.67
           Diluted: as reported..         (0.56)      (0.40)        0.82
           Diluted: pro forma....         (0.80)      (0.57)        0.64

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

(d) The 1997 Director Option Plan

    During 1997, the Board of Directors approved the 1997 Director Option Plan (the "1997 Director Plan") pursuant to which Directors who were not officers or employees of the Company received nonstatutory options to purchase shares of the Company's Common Stock. On May 19, 1999 this plan was terminated and replaced with the 1999 Director Stock Plan.

(e) 1998 Stock Incentive Plan

    During 1998, the Board of Directors approved the 1998 Stock Incentive Plan (the "1998 Stock Plan") which provides for grants of incentive and nonqualified stock options and restricted stock awards at the discretion of the Compensation Committee of the Board of Directors. A total of 2,500,000 shares of Common Stock may be issued under the 1998 Stock Plan. Options granted under the 1998 Stock Plan may not be granted at an exercise price less than the fair market value of the Common Stock on the date granted (or less than 110% of the fair market value in the case of incentive stock options granted to holders of more than 10% of the Company's Common Stock). Options may not be granted for a term of more than 10 years. The number of shares subject to restricted stock awards granted at below 100% of fair market value may not exceed 10% of the total number of shares of Common Stock issuable under the 1998 Stock Plan. The vesting schedule of all options granted under the 1998 Stock Plan and the duration of the Company's repurchase rights with respect to restricted stock awarded under the 1998 Stock Plan are determined by the Compensation Committee of the Board of Directors at the time of grant.

(f) The 1999 Director Stock Plan

    During 1999, the Board of Directors approved the 1999 Director Stock Plan pursuant to which Directors who are not officers or employees of the Company may receive shares of the Company's Common Stock. A total of 80,000 shares of Common Stock may be issued under the 1999 Director Stock Plan. As of December 31, 1999, 12,860 shares were issued under this plan, and the fair value of these shares of $343,000 was charged to expense.

(g) ETI Corporation Plan

    During 1991, the Board of Directors of ETI Corporation ("ETI"), which was acquired by the Company in 1993, approved a Stock Option Plan (the "ETI Plan"). The ETI Plan provided for the grant of up to 100,000 nonqualified stock options at the discretion of the Board of Directors of ETI. Options were granted at the fair market value on the date of grant and expire five years from the date of grant. The options vest over a four-year period from the date of grant.

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

(h) Idetek, Inc. Plans

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

    During 1987, the Board of Directors of Idetek approved the 1987 Stock Option Plan (the "1987 Idetek Plan"), which provided for the grant of both incentive and nonqualified stock options. Incentive Stock Options were granted at the fair market value on the date of grant and expire 10 years from the date of grant. Incentive Stock Options for greater than 10% shareholders were granted at 110% of the fair market value and expire five years from the date of grant. Nonqualified options were granted at 85% of the fair market value on the date of grant and expire five years from the date of grant. The Company does not intend to grant any options under the 1987 Idetek Plan in excess of the options currently outstanding.

    In February 1996, the Board of Directors of Idetek approved two separate, single participant fixed term incentive stock option agreements with certain of its key executive officers. Options were granted to the individual participant named in the agreement at prices established by the Board of Directors of Idetek and such options expire 10 years from the date of grant.

    In connection with the merger of Idetek and the Company in August 1996, all outstanding Idetek options became exercisable, in accordance with their original vesting schedule or terms, for shares of the Company's Common Stock at the same rate at which outstanding shares of Idetek common stock were exchanged for shares of the Company's Common Stock in the merger. In addition, the exercise price for the options was proportionately adjusted in accordance with the adjustment to the number of shares.

    A summary of the status of the Company's stock option plans as of December 31, 1997, 1998 and 1999 and changes during the years then ended is presented in the table and narrative below (in thousands, except weighted average exercise price):


                                                                      WEIGHTED
                                                          NUMBER       AVERAGE
                                                            OF        EXERCISE
                                                          SHARES        PRICE
                                                          ------      --------
   Outstanding, December 31, 1996 ..................       4,352       $18.41
                                                          ======       ======
      Granted ......................................       1,596       $24.14
      Exercised ....................................        (270)        6.64
      Terminated ...................................         (97)       21.45
      Canceled on repricing, net ...................        (494)       36.85
                                                          ------       ------
   Outstanding, December 31, 1997 ..................       5,087       $12.98
                                                          ======       ======
   Exercisable, December 31, 1997 ..................       2,422       $ 9.03
                                                          ======       ======
   Weighted Average Fair Value of Options Granted in
     1997 ..........................................                   $ 7.70
                                                                       ======
      Granted ......................................       1,233       $17.46
      Exercised ....................................        (555)        7.95
      Terminated ...................................        (386)       16.69
                                                           ------      ------
   Outstanding, December 31, 1998 ..................       5,379       $14.26
                                                          ======       ======
   Exercisable, December 31, 1998 ..................       2,600       $11.17
                                                          ======       ======
   Weighted average fair value of options granted in
     1998 ..........................................                   $ 8.79
                                                                       ======
      Granted ......................................       1,341       $22.51
      Exercised ....................................        (669)        7.35
      Terminated ...................................        (325)       18.45
                                                          ------       ------
   Outstanding, December 31, 1999 ..................       5,726       $16.78
                                                          ======       ======
   Exercisable, December 31, 1999 ..................       2,624       $13.85
                                                          ======       ======
   Weighted average fair value of options granted in
     1999 ..........................................                   $11.21
                                                                       ======


    In April 1997, the Company implemented a Stock Option Exchange Program (the "Program") for employees in response to the substantial decline in the trading price of the Company's Common Stock. Under the Program, employees could voluntarily exchange unexercised stock options and receive new options exercisable at $17.35 per share. Employees also were required to forfeit between 0% and 50% of their options based on their relative position in the Company. There were 2.0 million options with a weighted average exercise price of $36.85 that were exchanged for new options. 494,000 net options to acquire shares were forfeited as a result of the Program. The other terms of the options remained essentially unchanged. The weighted average fair value of the new options granted was $13.00 per share.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants in 1997, 1998 and 1999, respectively: no dividend yield for all years; expected volatility of 52% for 1997, 64% for 1998, and 54% for 1999; risk-free interest rates of 6.33%, 5.34% and 5.28% for 1997, 1998 and 1999, respectively; and expected lives of 4.55 years for 1997, 3.96 years for 1998 and 4.62 years for 1999. At December 31, 1999, the options outstanding have the following characteristics (options in thousands):

                       OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                     ----------------------    WEIGHTED      -------------------
                                   WEIGHTED     AVERAGE                WEIGHTED
                     NUMBER        AVERAGE     REMAINING     NUMBER     AVERAGE
  EXERCISE PRICE       OF         EXERCISE     CONTRACT        OF      EXERCISE
      RANGE          OPTIONS        PRICE        LIFE        OPTIONS     PRICE
 ----------------    -------   ------------    ---------     -------   ---------
 $ 1.25 -- $ 9.88      843         $  6.63       2.50          843     $  6.63
   11.22 -- 17.00    1,928           14.61       7.26          817       14.58
   17.35 -- 21.03    1,640           17.95       6.81          758       17.94
   21.88 -- 46.00    1,315           25.00       8.49          206       25.44


(i) Employee Stock Purchase Plans

    During 1994, the Board of Directors approved the 1994 Employee Stock Purchase Plan whereby the Company had reserved up to an aggregate of 300,000 shares of Common Stock for issuance in semiannual offerings over a three-year period. During 1997, the Board of Directors approved the 1997 Employee Stock Purchase Plan whereby the Company has reserved and may issue up to an aggregate of 420,000 shares of Common Stock in semiannual offerings. Also during 1997 the Board of Directors approved the 1997 International Employee Stock Purchase Plan whereby the Company has reserved and may issue up to an aggregate of 30,000 shares of Common Stock in semiannual offerings. Stock is sold under each of these plans at 85% of fair market value, as defined. Shares subscribed to and issued under the plans were 119,027 in 1997, 71,734 in 1998 and 66,887 in 1999.

    Under SFAS No. 123, pro forma compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1997, 1998 and 1999, respectively: no dividend yield for all years; an expected life of one year for all years; expected volatility of 72% for 1997, 64% for 1998, and 54% for 1999; and risk-free interest rates of 6.14%, 5.34% and 5.45% for 1997, 1998 and 1999, respectively. The weighted-average fair value of those purchase rights granted in 1997, 1998 and 1999 was $7.15, $6.57 and $7.40 per share, respectively.

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

(11) IDEXX RETIREMENT AND INCENTIVE SAVINGS PLAN

    The Company has established the IDEXX Retirement and Incentive Savings Plan (the "401(k) Plan"). Employees eligible to participate in the 401(k) Plan may contribute specified percentages of their salaries, a portion of which will be matched by the Company. In addition, the Company may make contributions to the 401(k) Plan at the discretion of the Board of Directors. There were no discretionary contributions in 1997, 1998 and 1999.

(12) SIGNIFICANT CUSTOMERS

    During the years ended December 31, 1998 and 1999 one customer accounted for 11% and 10%, respectively, of the Company's revenue. The significant customer was a wholesale distributor of the Company's veterinary products. No customer accounted for greater than 10% of revenue in 1997.

(13) SEGMENT REPORTING

    The Company adopted the provisions of Statement of Financial Accounting Standards No. 131 Disclosures about Segments of an Enterprise and Related Information, (SFAS No. 131) during the fourth quarter of 1998. SFAS No. 131 requires disclosures about operating segments in annual financial statement and requires selected information about operating segments in interim financial statements. It also requires related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer.

    The Company is organized into business units by market and customer group. The Company's reportable operating segments include the Companion Animal Group ("CAG"), the Food and Environmental Division ("FED") and other. The CAG develops, designs, and distributes products and performs services for veterinarians. The CAG also manufactures certain biology-based test kits for veterinarians and develops products for therapeutic applications in companion animals. FED develops, designs, manufactures and distributes products and performs services to detect disease and contaminants in food animals, food, water and food processing facilities. Both the CAG and FED distribute products and services world-wide. Other is primarily comprised of corporate research and development, interest income and non-recurring charges.

    The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that non-recurring charges and most interest income and expense are not allocated to individual operating segments.

Revenues are attributed to geographic areas based on the location of the customer (in thousands):



                                                  CAG            FED         OTHER           TOTAL
                                              ----------      -------      ---------       ---------

1999
  Revenue ..............................      $ 278,025       $78,189      $      --       $ 356,214
  Depreciation and Amortization ........         14,289         2,920             --          17,209
  Interest Income (Expense) ............           (151)           --          5,879           5,728
  Provision for Income Taxes ...........         14,182         4,108          1,677          19,967
  Net Income (Loss) ....................         23,140         6,704          2,734          32,578
  Segment Assets .......................        158,833        36,632        164,693         360,158
  Expenditures for Property ............          6,051         2,241             --           8,292

1998
  Revenue ..............................      $ 247,766       $72,123      $      --       $ 319,889
  Depreciation and Amortization ........         13,786         2,101             --          15,887
  Interest Income (Expense) ............            (48)           --          6,925           6,877
  Provision for Income Taxes ...........         10,150         2,017          1,865          14,032
  Net Income (Loss) ....................        (20,335)        3,154          1,966         (15,215)
  Segment Assets .......................        166,390        32,860        187,298         386,548
  Expenditures for Property ............          7,158         1,834             --           8,992

1997
  Revenue ..............................        200,366        62,349            255         262,970
  Depreciation and Amortization ........         12,612         1,807              6          14,425
  Interest Income (Expense) ............           (280)           --          6,950           6,670
  Provision for (Benefit of) Income
   Taxes ...............................         (2,248)        1,566        (10,458)        (11,140)
  Net Income (Loss) ....................         (3,373)        2,349        (20,096)        (21,120)
  Segment Assets .......................        149,806        36,596        186,662         373,064
  Expenditures for Property ............         10,916         1,591             --          12,507


Revenue by principal geographic areas was as follows (in thousands):

                                                  YEARS ENDED DECEMBER 31,
                                           ------------------------------------
                                             1997          1998          1999
                                           --------      --------      --------

Americas
  United States .......................    $179,353      $229,934      $261,370
  Canada ..............................       9,668         8,719         9,667
  South America .......................       4,189         6,131         6,723

Europe
  United Kingdom ......................      20,088        22,011        23,370
  Germany .............................       9,594         8,737         8,996
  France ..............................       7,869         7,645         8,033
  Other Europe ........................      13,735        16,048        16,245

Asia Pacific Region
  Japan ...............................      10,250        11,271        11,629
  Australia ...........................       4,513         5,800         5,766
  Other Asia
   Pacific ............................       3,711         3,593         4,415
                                           --------      --------      --------

Total .................................    $262,970      $319,889      $356,214
                                           ========      ========      ========

    Net property by principal geographic areas was as follows (in thousands):

                                                       DECEMBER 31,
                                            ---------------------------------
                                              1997         1998         1999
                                            -------      -------      -------

Americas
  United States ........................    $69,570      $87,597      $83,065
  Other Americas .......................         13           59          514

Europe
  United Kingdom .......................      1,510        1,402        1,452
  Germany ..............................        321          229          137
  France ...............................        783          614           73
  Netherlands ..........................         73        1,445        1,631
  Other Europe .........................        507          568          519

Asia Pacific Region
  Japan ................................      1,539        1,284        1,178
  Australia ............................      1,650        1,501        1,420
  Other Asia Pacific ...................        645          597          661
                                            -------      -------      -------
Total ..................................    $76,611      $95,296      $90,650
                                            =======      =======      =======


(14) ACCRUED EXPENSES

    Accrued expenses consist of the following (in thousands):

                                                                DECEMBER 31,
                                                           --------------------
                                                             1998         1999
                                                           -------      -------
Accrued compensation and related
  expenses ..........................................      $11,197      $11,094
Accrued income taxes ................................        2,926       10,177
Accrued non-recurring operating
  charge ............................................        3,225          653
Other accrued expenses ..............................       14,698       18,259
                                                           -------      -------
                                                           $32,046      $40,183
                                                           =======      =======

(15)  ACQUISITIONS

(a) Acumedia Manufacturers, Inc.

    On January 30, 1997, the Company acquired all of the capital stock of Acumedia Manufacturers, Inc. ("Acumedia") for $3.1 million and the issuance of $1.5 million in notes payable. The Company also agreed to pay an additional $250,000 based on the results of operations in each of 1997 and 1998. Based on results for 1997 and 1998, the Company paid $250,000 in both years. The payments were treated as additional purchase price. Acumedia, located in Baltimore, Maryland, manufactures and distributes dehydrated culture media for testing in the food industry. The Company also entered into employment agreements for up to three years with certain former stockholders. The Company has accounted for this acquisition under the purchase method of accounting and the Company has included the results of operations in its consolidated results of operations since the date of acquisition. Pro forma information has not been presented because of immateriality. The Company subsequently sold this subsidiary in February 2000. See Note 16(b).

(b) Veterinary Practice Information Management Software Providers

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

(c) Wintek Bio-Science Inc.

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

(d) Agri-West Laboratory

    On March 1, 1998, the Company, through its wholly-owned subsidiary, IDEXX Food Safety Net Services, Inc. ("IFSNI"), acquired certain assets and assumed certain liabilities of Agri-West Laboratory ("Agri-West") for $250,000 from Agri-West International, Inc. ("AWI"). Agri-West, located in Dallas and San Antonio, Texas, performs food contaminant testing for food processors and research institutions. The Company also entered into employment, consulting and non-competition agreements with the owners of AWI for up to five years. The Company has accounted for this acquisition under the purchase method of accounting and has included the results of operations in its consolidated results since the date of acquisition. Pro forma information has not been presented because of immateriality. The Company subsequently sold the assets of IFSNI in December 1999. See Note 16(a).

(e) Blue Ridge Pharmaceuticals, Inc.

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

                                                  YEARS ENDED
                                                  DECEMBER 31,
                                         -----------------------------
                                             1997              1998
                                         -----------       -----------
Revenue ...............................  $   262,970       $   321,441
Net income (loss) .....................      (25,765)           16,735
Earnings (loss) per share: Basic ......         (.68)              .43
Earnings (loss) per share: Diluted ....         (.68)              .42


    For purposes of these pro forma operating results, the in-process research and development was assumed to have been written off on December 31, 1996. Pro forma operating results presented include only recurring costs resulting from the acquisition of Blue Ridge.

(f) Veterinary Reference Laboratories

    The Company's 1997, 1998 and 1999 consolidated results of operations also include the results of operations of a veterinary reference laboratory business acquired in 1997 for aggregate purchase price of approximately $844,000 in cash, the issuance of $587,000 in unsecured notes payable, plus the assumption of certain liabilities.

    The Company's 1999 consolidated results of operations include the results of operations of two veterinary reference laboratory businesses acquired in 1999 for an aggregate purchase price of $4.1 million, the issuance of $539,000 in unsecured notes payable, plus the assumption of certain liabilities.

    In connection with these acquisitions, the company entered into non-competition agreements with the sellers for up to ten years. The Company has accounted for these acquisitions under the purchase method of accounting. The results of operations of each of these businesses has been included in the Company's consolidated results of operations since each of their respective dates of acquisition. The Company has not presented pro forma information because of immateriality. These acquisitions are as follows:

* On December 1997, the Company, through its wholly-owned subsidiary IDEXX Laboratories Pty. Ltd., acquired certain assets and assumed certain liabilities of Lording & Friend Pty. Ltd. and Clinpath Pty. Ltd. (operating under the name Central Veterinary Diagnostic Laboratory), which operated a veterinary reference laboratory in Australia.

* On March 31, 1999, the Company acquired the assets and assumed certain liabilities of the veterinary laboratory business of Sonora Quest Laboratories, LLC (Sonora) which operated a veterinary laboratory in Arizona.

* On December 1, 1999, the Company acquired the assets and certain liabilities of the veterinary laboratory business of the Tufts University School of Veterinary Medicine which operated a veterinary laboratory in Massachusetts.

(16) DIVESTITURES

    Through a series of transactions in December 1999 and February 2000 the Company sold certain assets and subsidiaries of its Food and Environmental Division. As a result of these transactions, the Company recorded a loss of approximately $400,000 in 1999 and anticipates that it will record an immaterial gain in 2000. The results of operations of these businesses have been included in the consolidated results of operations through the respective sale dates. Pro forma information has not been presented because of immateriality.

(a) IDEXX Food Safety Net Services, Inc.

    On December 21, 1999, the Company sold substantially all the assets and the business of IDEXX Food Safety Net Services, Inc. to Food Safety Net Services Ltd. for $350,000 in cash, $195,000 note payable and the assumption of certain liabilities. The note bears interest at 6% and is due in twelve quarterly installments. In addition, the Company entered into a non-compete agreement for five years.

(b) Food Products and Acumedia Manufacturers, Inc.

    During February 2000, the Company sold certain assets and the rights to its Lightning, Simplate and Bind product lines and its subsidiary Acumedia Manufacturers, Inc. ("Acumedia") for $10.4 million in cash, $450,000 note payable, and the assumption of certain liabilities. The Company will also receive up to an additional $1.0 million based on revenue of the Acumedia business between the sale date and February 16, 2001. The note bears interest at 7% and is due on February 16, 2001. In addition, the Company entered into non-compete agreements for up to five years.

(17) SERVICE REVENUE

    Service revenue, which includes laboratory service revenue and maintenance and repair revenue, totaled approximately $46.6 million, $62.5 million and $72.6 million in 1997, 1998 and 1999, respectively. The cost of service revenue in 1997, 1998 and 1999 totaled approximately $28.4 million, $45.6 million and $58.8 million, respectively.

(18) STOCK REPURCHASE PROGRAM

    During 1999, the Board of Directors authorized the purchase of up to six million shares of the Company's Common Stock in the open market or in negotiated transactions. As of December 31, 1999, approximately 3.9 million shares of Common Stock were repurchased under this program.

(19)  INFORMATION REGARDING CLASSES OF SIMILAR PRODUCTS OR SERVICES (UNAUDITED)


    Approximately 71%, 70% and 69% of the Company's revenues were derived from the sale of veterinary diagnostic products and services in 1997, 1998 and 1999, respectively. Approximately 24%, 23% and 22% of revenues were derived from sales of food and environmental products and services in 1997, 1998, and 1999, respectively.


(20) SUMMARY OF QUARTERLY DATA (UNAUDITED)

   A summary of quarterly data follows (in thousands, except per share data):


                                              1998 QUARTER ENDED
                               -------------------------------------------------
                               MARCH 31     JUNE 30    SEPTEMBER 30  DECEMBER 31
                               --------     -------    ------------  -----------
Revenue ....................   $77,793      $80,886      $78,487      $ 82,723
Gross profit ...............    38,039       40,100       39,067        40,985
Operating profit (loss) ....     4,590        6,641        7,863       (27,154)
Net income (loss) ..........     3,761        5,098        5,996       (30,070)
Earnings (loss) per share:
  Basic ....................      0.10         0.13         0.16         (0.78)
  Diluted ..................      0.10         0.13         0.15         (0.78)

                                              1999 QUARTER ENDED
                               -------------------------------------------------
                               MARCH 31     JUNE 30    SEPTEMBER 30  DECEMBER 31
                               --------     -------    ------------  -----------
Revenue ....................   $89,648      $91,524      $86,422      $ 88,620
Gross profit ...............    44,874       44,614       41,487        43,122
Operating income ...........    10,433       11,610       11,951        12,823
Net income .................     7,281        8,025        8,428         8,844
Earnings per share:
 Basic .....................      0.19         0.20         0.22          0.24
 Diluted ...................      0.18         0.20         0.21          0.24

                                                                     SCHEDULE II

                    IDEXX LABORATORIES, INC. AND SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                            BALANCE AT    CHARGED TO               BALANCE
                                             BEGINNING     COSTS AND               AT END
                                              OF YEAR      EXPENSES   WRITE-OFFS   OF YEAR
                                            ----------    ----------  ----------   -------
Allowance for doubtful accounts:
 December 31, 1997 ....................      $ 4,001      $ 2,246      $1,165      $ 5,082
 December 31, 1998 ....................        5,082        1,357       1,071        5,368
 December 31, 1999 ....................        5,368          270         810        4,828

Accrued non-recurring operating charge:
 December 31, 1997 ....................           --       21,300       9,360       11,940
 December 31, 1998 ....................       11,940           --       8,715        3,225
 December 31, 1999 ....................        3,225           --       2,572          653

    MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

    The Common Stock is quoted on the Nasdaq National Market under the symbol IDXX. The following table sets forth for the periods indicated the high and low closing sale prices per share of the Common Stock as reported on the Nasdaq National Market.

                                        HIGH            LOW
                                    ----------       ---------
CALENDAR 1998
   First Quarter .............      $ 18  7/8        $ 12  7/8
   Second Quarter ............        25  5/16         17  5/8
   Third Quarter .............        24 15/16         17  1/2
   Fourth Quarter ............        27 13/16         18  1/4

CALENDAR 1999
   First Quarter .............      $ 27 11/16       $ 19  3/4
   Second Quarter ............        27  7/8          19  5/16
   Third Quarter .............        22  7/16         15
   Fourth Quarter ............        19  5/8          14 11/16


    As of December 31, 1999, there were 1,687 holders of record of the Company's Common Stock.

    The Company has never paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business.